     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         SIMIONE CENTRAL HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

              DELAWARE                               8082                              22-3209241
  (State or Other Jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   Incorporation or Organization)        Classification Code Number)              Identification No.)

                             6600 POWERS FERRY ROAD
                             ATLANTA, GEORGIA 30339
                                 (770) 644-6500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                             ---------------------

                            JAMES A. TRAMONTE, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         SIMIONE CENTRAL HOLDINGS, INC.
                             6600 POWERS FERRY ROAD
                             ATLANTA, GEORGIA 30339
                                 (770) 644-6500
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ---------------------

                                   COPIES TO:

               RICHARD H. MILLER, ESQ.                                 JOHN J. EGAN III, ESQ.
                MARK A. LOEFFLER, ESQ.                              GOODWIN, PROCTER & HOAR LLP
        POWELL, GOLDSTEIN, FRAZER & MURPHY LLP                          TWENTY-FOURTH FLOOR
                   SIXTEENTH FLOOR                                         EXCHANGE PLACE
              191 PEACHTREE STREET, N.E.                          BOSTON, MASSACHUSETTS 02109-2881
                ATLANTA, GEORGIA 30303                                     (617) 570-1000
                    (404) 572-6600

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT           OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED     TO BE REGISTERED(1)      PER SHARE(2)           PRICE(2)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.....      3,220,000              $13.00            $41,860,000            $12,685
======================================================================================================================

(1) Includes 420,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 and based on the average of the bid and asked prices of the Registrant's Common Stock as of April 15, 1997. The proposed maximum offering price per share has been adjusted to reflect the Registrant's proposed 1-for-2 reverse stock split.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 21, 1997

PROSPECTUS

                                2,800,000 SHARES

                                     [LOGO]

                         SIMIONE CENTRAL HOLDINGS, INC.

                                  COMMON STOCK

     Of the 2,800,000 shares of Common Stock offered hereby, 1,950,000 shares are being sold by the Company and 850,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Common Stock of the Company is quoted on the OTC Bulletin Board, a service provided by Nasdaq (the "OTC Bulletin Board"), under the symbol SCHI, and the closing bid price on April 15, 1997 was $6.25. See "Price Range of Common Stock and Dividend Policy." The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol SCHX.
                               ------------------
            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                             PRICE TO           UNDERWRITING           PROCEEDS TO        PROCEEDS TO SELLING
                              PUBLIC            DISCOUNT(1)             COMPANY(2)          STOCKHOLDERS(3)
---------------------------------------------------------------------------------------------------------------
Per Share.............          $                    $                      $                      $
---------------------------------------------------------------------------------------------------------------
Total(3)..............          $                    $                      $                      $
===============================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $800,000.

(3) One of the Selling Stockholders has granted to the Underwriters a 30-day option to purchase up to 420,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $          , $          , $          and
    $          , respectively. See "Underwriting."

                               -----------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about             , 1997, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST
             JEFFERIES & COMPANY, INC.
                                             THE ROBINSON-HUMPHREY COMPANY, INC.

               , 1997

                             AVAILABLE INFORMATION

     Simione Central Holdings, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at its principal office in Washington, D.C. at prescribed rates. Such reports, proxy statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with any amendments or supplements thereto, the "Registration Statement") relating to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.
                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."
                               ------------------

     "InfoMed" is a service mark of the Company. MAPP(TM) is a trademark of the Company. All other trademarks and tradenames referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus, and the financial statements and notes thereto.

                                  THE COMPANY

     The Company is a leading provider of integrated systems and services designed to enable home health care providers to more effectively operate their businesses and compete in a managed care environment. The Company is the result of the merger of Central Health Management Services, Inc. ("CHMS") and InfoMed Holdings, Inc. ("IMHI") (the "IMHI Acquisition") completed in October 1996. The Company offers two comprehensive and flexible software solutions which utilize a core platform of applications and incorporate specialized selected modules, based on customer-demand, and allow customers to generate and utilize comprehensive financial, operational and clinical information. The Company's Shared Resource Solution offers customers an outsourcing opportunity which incorporates the Company's proprietary NAHC IS system software. Under this arrangement, the Company operates a data center which stores customer data and allows them real-time, secure access through a wide area communications network. The Company's In-House Solution, STAT 2, offers similar functionality, but is licensed to customers for use on their own computer systems. In addition to these two systems solutions and related software support services, the Company's home health care consulting services, acquired in January 1996, assist providers in addressing the challenges of reducing costs, maintaining quality, streamlining operations and re-engineering organizational structures. The Company also provides comprehensive agency support services which include administrative, billing and collection, training, reimbursement and financial management services, among others.

     Historically, the home health care industry has been highly fragmented and characterized by small, local providers offering a limited range of services. With the advent of managed care and integrated delivery systems, home health care providers have had to expand their geographic scope and range of product and service offerings in order to obtain referrals. As a result of these developments, the home health care industry has entered into a period of rapid consolidation. This consolidation, along with measures to address ongoing cost pressures, has led home health care providers to increasingly require enhanced management expertise, specialized industry knowledge and standardized financial, operational and clinical information in order to compete. The Company believes that many existing home health care information systems are inadequate to address the changing needs of home health care providers. Generally, these systems were designed to generate patient billing information and cost reports for Medicare reimbursement, and, as a result, may be unable to provide the detailed information required for meaningful business analyses.

     As a result of its system and service offerings, the Company believes it is uniquely positioned to meet the ongoing demands of home health care providers. The Company's objective is to enhance its position as a leading provider of solutions to the home health care industry by: (i) leveraging its existing customer base; (ii) generating recurring revenue; (iii) capitalizing on changing industry dynamics; (iv) expanding through acquisitions and strategic alliances; and (v) broadening system and service lines. The Company markets its systems and services through a direct sales force which consists of two national sales managers and 11 sales representatives located throughout the United States. During 1996, the Company had over 500 customers nationwide, comprised of hospital-based companies, large and small free-standing home health care providers, alternate-site care organizations, integrated delivery systems and government-managed organizations, including Columbia/HCA Healthcare Corporation, Tenet Healthcare Corporation, Home Health First, Mercy Health Services and Advocate Health System.

     The Company's executive offices are located at 6600 Powers Ferry Road, Atlanta, Georgia 30339, and its telephone number is (770) 644-6500.

                                  THE OFFERING

Common Stock offered by the Company................    1,950,000 shares
Common Stock offered by the Selling Stockholders...    850,000 shares
Common Stock to be outstanding after the
  offering.........................................    7,936,117 shares(1)
Use of proceeds....................................    For general corporate purposes and
                                                       working capital, including potential
                                                       acquisitions. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.............    SCHX

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                             YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------
                                                 1992        1993       1994       1995       1996
                                                 ----        ----       ----       ----       ----
                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net revenues..............................    $ 2,425     $ 5,208   $ 12,110   $ 13,222   $ 25,995
  Costs of net revenues.....................      1,962       4,328      7,694      8,154     14,698
  Selling, general and administrative.......        262         810      2,959      3,095      7,037
  Research and development..................        125         276      2,165      2,929      5,677
  Amortization and depreciation.............         --          --         --         --        785
  Purchased in-process research and
     development............................         --          --         --         --     12,574
  Severance and other restructuring
     charges................................         --          --         --         --      1,215
  Income (loss) from operations.............         76        (206)      (708)      (956)   (15,991)
  Net loss per share(2).....................                                                $  (3.71)
  Weighted average common shares(2).........                                                   4,288

                                                                 DECEMBER 31, 1996
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              -------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 3,385      $26,319
  Working capital (deficit).................................   (1,203)      21,731
  Total assets..............................................   18,776       41,710
  Long-term obligations.....................................    2,986        2,986
  Shareholders' equity......................................    4,680       27,614

------------------------------

(1) Based on the number of shares outstanding at March 7, 1997. Excludes approximately 1,460,580 shares of Common Stock reserved for issuance under the Company's stock option plans and individual stock option grants, of which approximately 1,419,700 options were issued and outstanding at a weighted average exercise price of $4.85 and 587,519 shares reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $1.86. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Note 12 of Notes to Consolidated Financial Statements of the Company.

(2) The number of shares used to compute the net income or loss per share reflects the 2,994,856 shares issued in the reorganization of the Company on January 17, 1996. See Notes 1, 12 and 16 of the Notes to the Consolidated Financial Statements of the Company.

(3) Adjusted to give effect to the sale of Common Stock offered hereby at an assumed public offering price of $13.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and
    "Capitalization."
                         ------------------------------

     Except as otherwise noted, all information in this Prospectus (i) reflects a 1-for-2 reverse stock split which is subject to stockholder approval and will be effected upon effectiveness of this Registration Statement (the "Stock Split"), (ii) reflects the historical financial information for CHMS, the acquiror of IMHI for financial reporting purposes, and includes the results of operations for IMHI only from October 8, 1996, the date upon which the IMHI Acquisition was consummated, and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

     History of Operating Losses; Uncertain Profitability; Limited Operating History. The Company incurred a net loss of approximately $16 million for the year ended December 31, 1996 and has not achieved profitability on a quarterly or annual basis since the year ended December 31, 1992. There can be no assurance that any of the Company's business strategies will be successful or that the Company will be able to achieve consistent revenue growth or profitability on a quarterly or annual basis. Given the impact of the IMHI Acquisition and the acquisition of the home health care consulting division of Simione & Simione CPAs ("Simione & Simione") in January 1996 (the "Simione Acquisition"), the Company's historical operating results may not be indicative of future performance. Furthermore, the Company has only been operating its current mix of businesses for a limited period of time. From its inception until January 1996, the Company was operated as a subsidiary of Central Health Holding Company, Inc. ("CHHC"). In addition, the Company has a limited number of customers for its Shared Resource Solution. Prior to the IMHI Acquisition and the entering into of various contracts with affiliates of Columbia/HCA Healthcare Corporation ("Columbia/HCA"), the Company obtained substantially all of its revenues from affiliates. Moreover, there can be no assurance that the Company will be able to successfully implement its business strategy or that it will be able to successfully integrate the businesses acquired or operate those businesses on a profitable basis. See "-- Risks Associated with Renegotiation and Renewal of Contracts," "-- Dependence on Major Customers," "The Company," "Unaudited Pro Forma Condensed Consolidated Statement of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Health Care Reform; Uncertainty in the Home Health Care Industry. The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of home health care organizations. The Company's systems and services are designed to function within the structure of the health care financing and reimbursement system currently being used in the United States. The Company believes that the commercial value and appeal of its systems and services may be adversely affected if the current health care financing and reimbursement system were to be materially changed. During the past several years, the United States health care industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates, and certain proposals to reform various aspects of the United States health care system have periodically been considered by Congress. These proposals may result in increased government involvement in home health care and otherwise change the operating environment for the Company's customers. Home health care organizations may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments in the Company's systems and services. The Company cannot predict what impact, if any, such factors might have on its business, financial condition and results of operations.

     The recent growth in the home health care industry has been accompanied by both increasing consolidation in the industry and efforts by public and private payors to impose cost containment measures on the industry. The Company's business, financial condition and results of operations would be materially adversely affected if the Company's installed customer base and potential customer base were materially reduced as a result of consolidation, compounded by the growth in managed care organizations, or if customers deferred purchasing decisions on information systems or professional services because of concerns about the impact of consolidation and potential cost containment measures. Moreover, the enterprises formed as a result of consolidation could have greater bargaining power, which may lead to price erosion of the Company's systems and services. The failure of the Company to maintain adequate price levels would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, other legislative or market-driven reforms could have unpredictable effects on the Company's business, financial condition and results of operations. See "Business -- Industry Overview" and "-- Government Regulation and Health Care Reform."

     Risks Associated with Renegotiation and Renewal of Contracts. A significant number of the Company's contracts with Columbia/HCA provide that the pricing terms may be renegotiated in the event that the Health Care Financing Administration ("HCFA") replaces the current cost-based Medicare reimbursement system for home health care with a Prospective Payment System ("PPS"), providing for fixed payments per episode of care. The Company derives a substantial amount of its revenues from the Columbia/HCA contracts. No assurance can be given that the Company will be able to renegotiate the pricing terms of such contracts on favorable terms in the event HCFA implements PPS for home health care, nor that other customers will not seek to renegotiate their contracts. In addition, implementation of PPS for home health care could have a material adverse impact on the Company's customers and potential customers and may require the Company to make pricing concessions in order to maintain its current customer base or generate new sales of its systems and services. The failure of the Company to maintain adequate price levels would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's contracts with Columbia/HCA also provide for a reduction in the payments to the Company in the event and to the extent that such payments are determined not to be a reimbursable cost under Medicare. In addition, a significant portion of the Company's revenues are derived from maintenance contracts that are subject to annual renewal. The loss of a significant amount of the Company's maintenance contracts or a determination that payments currently made by Columbia/HCA are not reimbursable could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

     Risks Related to the Columbia/HCA Guaranty. In connection with the negotiation of various information, support and management services agreements (the "Columbia Agreements") entered into on November 1, 1996 by and between Simione Central, Inc., a wholly-owned subsidiary of the Company ("SCI"), and certain affiliates of Columbia/HCA, Columbia/HCA required that SCI enter into a guaranty of certain indemnity obligations of the former stockholders of CHHC, including Mr. Gary M. Bremer, the Company's Chairman of the Board, to those Columbia/HCA affiliates (the "Guaranty") for potential liabilities relating to the Central Health Holding Company Employee Stock Ownership Plan Trust (the "Plan") or its participants, including potential liabilities resulting from the ongoing investigation of the Plan by the Department of Labor and the Internal Revenue Service's audit of certain issues related to the Plan. Also on November 1, 1996, the Plan was converted into the Simione Central Holdings, Inc. Profit Sharing Plan (the "Profit Sharing Plan") and sponsorship of the Plan was transferred from CHHC to the Company. Under the terms of the Guaranty, SCI guarantees Columbia/HCA against losses arising from: (i) Plan losses arising from a fiduciary breach, prohibited transaction or other violation of law relating to the Plan; or (ii) liabilities related to the Plan which are not paid by the former stockholders of CHHC other than the Plan but only to the extent such losses are not recovered by Columbia/HCA through other indemnity provisions of the stock purchase agreement. Columbia/HCA's other sources of potential recovery include amounts accrued on CHHC's closing balance sheet at the time of sale and escrow accounts established for the benefit of Columbia/HCA by the former stockholders of CHHC. SCI's maximum liability under the Guaranty is limited to $20 million. Pursuant to the Guaranty, SCI agreed that on each date that a guaranteed obligation is required to be paid to Columbia/HCA, SCI shall grant Columbia/HCA a security interest equal to the amount of the guaranteed obligation in all of SCI's accounts receivable. SCI also granted to Columbia/HCA and the parties to the Columbia Agreements the right to offset any liability arising under the Guaranty against any payments due from such parties to SCI for information, management and support services. At December 31, 1996, no claims had been made under the Guaranty and currently the Company does not anticipate incurring any losses associated with the Guaranty. Any obligations arising under the Guaranty that must be satisfied by SCI may have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Risks Associated with Current Investigation and Audit," "The Company" and "Certain Transactions."

     Risks Associated with Current Investigation and Audit. The Plan, for which the Company is the sponsor, is currently under investigation by the Department of Labor ("DOL"), and the Internal Revenue Service ("IRS") is also auditing certain issues relating to the Plan. Neither the DOL nor the IRS has instituted proceedings against the Company or the Plan. The Company cannot predict whether any claims will be asserted against it in the future. Any claims or litigation, with or without merit, can be costly and could result in a diversion of management's attention. Moreover, any adverse determination could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks Related to the Columbia/HCA Guaranty."

     Risks Associated with Long Sales and Implementation Cycles. The sales cycle for home health care information systems is lengthy. The Company's sales cycle is subject to delays associated with the lengthy approval process that typically accompanies significant capital expenditures, customer budgeting cycles and changes in customer budgets, changes or the anticipation of changes in the regulatory environment affecting home health care organizations, changes in the customer's strategic information system initiatives, changes in technology and standards, new product announcements and releases, competing information system projects within the customer organization, consolidation in the home health care industry in general, the highly sophisticated nature of the Company's systems and competition in the market for home health care information systems. Additionally, during the sales process, the Company expends substantial time, effort and funds preparing a contract proposal, demonstrating the system, arranging visits to customer reference sites and negotiating the contract. For these and other reasons, the Company's sales cycle is lengthy and the Company does not have the ability to predict when or if the sales process with a prospective customer will result in a signed contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

     The time required to implement the Company's systems can vary significantly depending on the needs and skill sets of its customers. Implementation of the Company's Shared Resource and In-House Solutions typically requires 3 to 12 months depending on a number of factors, including the size of the customer, the system licensed, the legacy systems to be interfaced, the customer's current hardware and network infrastructure and information systems expertise, the degree of customization requested by the customer and the customer's installation schedule. This period may be longer if unforeseen technical, integration or other problems arise during the implementation process, if the Company has insufficient trained implementation personnel to handle several installations simultaneously or if a customer decides to delay the implementation schedule. If implementation is delayed, then payments and revenue recognition will also be delayed. Any failure by the Company to implement its home health care information systems on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

     Risks Associated with Acquisitions. The Company has, in part, expanded its systems and services through acquisitions, such as the IMHI Acquisition and the Simione Acquisition. There is significant competition for acquisition opportunities in the health care information systems industry, which may intensify and increase the cost of capitalizing on such opportunities. The Company may compete for acquisition opportunities with other companies that have significantly greater financial and management resources, larger installed customer bases, better name recognition, and greater sales and marketing capabilities. Acquisitions also involve numerous risks, including the difficulties in the assimilation of operations, systems and services, the ability to manage geographically remote units, the diversion of management's attention from other business concerns, the risks of entering markets in which the Company has limited or no direct expertise and the potential loss of key employees from the acquired companies. In addition, acquisitions may involve potentially dilutive issuances of equity securities, the expenditure of significant funds and the incurrence of significant charges associated with the amortization of goodwill or other intangible assets, write-offs of purchased in-process research and development costs and/or future write-downs of the recorded values of assets acquired, any of which could adversely affect the Company's business, financial condition and results of operations. The Company currently has no agreements, commitments or understandings with respect to any such acquisitions, and there can be no assurance that the Company will be able to find suitable acquisition candidates or to successfully negotiate and consummate any such acquisitions. There can also be no assurance that any acquisition will result in long-term benefits to the Company or that management will be able to manage effectively the resulting business. See "The Company" and "Business -- Strategy."

     Risks Related to Management of Growth. The Company is currently experiencing a period of rapid growth and expansion which could place a significant strain on the Company's personnel and resources. The Company's growth has resulted in an increase in the level of responsibility for both existing and new management personnel. The Company has sought to manage its current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. At the present time, the Company is in the process of integrating its accounting functions and converting certain of IMHI's management information systems. The failure to manage growth effectively could adversely affect the Company's business, financial condition and results of operations. See
"Business -- Strategy" and "Management."

     Risks Associated with a Highly Competitive Market. Competition in the market for home health care information systems and services is intense and is expected to increase. The Company believes that the primary factors affecting competition are system performance and reliability, customer support, service, system flexibility and ease of use, pricing, potential for providing enhancements, reputation and financial stability. The Company's competitors include other providers of home health care information systems and services, management companies and home health care consulting firms. Furthermore, other major health care information companies not presently offering home health care information systems, or major information system companies not currently in the health care industry, could develop the technology and enter the Company's markets. The Company believes its most significant competitors are Delta Health Systems (owned partially by Shared Medical Systems Corp.), Springfield Products Group (formerly known as Management Software, Inc. and owned by HBO & Co.), Patient Care Technologies, Inc. (partially owned by Meditec), Home Care Information Systems, Inc. (recently acquired by Medic Computer Systems, Inc.), and the home health care management division of Olsten Corp. Increased competition could result in price reductions, reduced gross margins, and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. In addition, many of the Company's competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than the Company. Many of the Company's competitors also currently have, or may develop or acquire, substantial installed customer bases in the home health care industry. As a result of these factors, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their systems and services than the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations. See "Business -- Competition."

     Risks Related to Government Regulation. The confidentiality of patient records and the circumstances under which such records may be released for inclusion in databases maintained on the Company's systems are subject to substantial regulation by state governments and certain federal legislation governing specialized medical information and records. Although compliance with these laws and regulations is principally the responsibility of the hospital, physician or other home health care provider with access to the Company's information systems, regulations governing patient confidentiality rights are evolving rapidly. For example, the Health Insurance Portability and Accountability Act of 1996 includes provisions directing the Secretary of the Department of Health and Human Services to adopt standards governing the electronic transmission of data in connection with a number of transactions involving health information, including submission of health claims. These standards are to cover security measures and safeguards with respect to health information, as well as standardization of data, assignment of identifiers and authentication of electronic signatures. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of such information to implement security measures, which may be difficult to implement and costly to the Company. There can be no assurance that changes to state or federal laws and regulations will not materially restrict the ability of home health care providers to submit information from patient records to the Company's systems or impose requirements which are incompatible with the Company's current systems. Any such changes would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation and Health Care Reform."

     The United States Food and Drug Administration (the "FDA") is responsible for assuring the safety and effectiveness of medical devices under the Federal Food, Drug and Cosmetic Act. Computer products are subject to regulation when they are used or are intended to be used in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the body. Although the Company believes that its systems are not subject to FDA regulation, the FDA could determine in the future that predictive applications of the Company's systems could make them clinical decision tools subject to FDA regulation. Compliance with FDA regulations could be burdensome, time consuming and expensive. The Company also could become subject to future legislation and regulations concerning the manufacture and marketing of medical devices and health care information systems. These could increase the costs and time necessary to market new systems and could affect the Company in other respects not presently foreseeable. The Company cannot predict the effect of possible future legislation and regulation. See "Business -- Government Regulation and Health Care Reform."

     Risks Associated with Potential Variability in Quarterly Operating
Results. The Company's quarterly revenues and operating results may vary significantly as a result of a variety of factors, including: the Company's long sales and implementation cycles; the demand for the Company's systems and services; the number, timing and significance of announcements and releases of system upgrades by the Company and its competitors; the termination of, or a reduction in, offerings of the Company's systems and services; the loss of customers due to consolidation in the home health care industry; the timing of revenue recognition; the investments by the Company in marketing, sales, research and development, and administrative personnel necessary to support the Company's anticipated operations; software defects and other system quality factors; and general economic conditions. As a result of the varying size of each customer contract, combined with the Company's method of revenue recognition, quarterly results are likely to be significantly affected by small changes in the number of customer contracts in process during a particular quarter. The Company may experience delays in recognizing revenue in the future, particularly considering the complexity and large scale of implementation of the Company's systems. See "-- Risks Associated with Long Sales and Implementation Cycles." In addition, since the purchase of the Company's systems generally involves a significant commitment of capital, any downturn in any potential customer's business or the economy in general, including changes in the home health care market, could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's operating expense levels are relatively fixed and, to a large degree, are based on anticipated revenues. If revenues are below expectations, results of operations are likely to be disproportionately affected. For these reasons, the Company believes that period to period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Related to Dependence on Principal Products; New System Development, Acceptance and Enhancement. The Company presently derives a significant portion of its revenue from its Shared Resource Solution and its In-House Solution. Although the Company intends to broaden its offerings through the development and introduction of new solutions and possible acquisitions in the future, there can be no assurance of the Company's success in this regard, and any factor adversely affecting the market for either the Shared Resource Solution or the In-House Solution would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, since the market for the Company's systems is characterized by rapid technological progress and changing customer needs, the Company believes that continued growth and future success will depend on the successful introduction of new solutions and further enhancements to existing systems. There can be no assurance that the Company will be able to enter into new sales contracts at the current rate or to maintain the current pricing for its systems. There can be no assurance that the Company's enhancements will be completed, released or successfully marketed. Because of the long development and sales cycles for new systems and enhancements, the failure to complete development or secure market acceptance of the Company's enhancements could have a material adverse effect on the Company's business, financial condition and results of operations. See " -- Risks Associated with Long Sales and Implementation Cycles" and "Business -- Systems and Services."

     Risks Related to Dependence on Certain Key Personnel. The Company depends to a significant extent on key management, technical and marketing personnel. The Company's growth and future success will depend in large part on its ability to attract, motivate and retain highly qualified personnel, including management personnel of acquired companies. Competition for such personnel in the software and information systems industries is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company does not have employment agreements with any of its executive officers or key employees other than Mr. Gary M. Bremer, the Company's Chairman of the Board, and Mr. William J. Simione, Jr., the Company's Vice Chairman of the Board and Executive Vice President. The Company does not have "key person" life insurance on any of its personnel. The loss of key personnel, particularly the loss of more than one member of the Company's executive management team, or the inability to hire or retain qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

     Dependence on Major Customers. For the year ended December 31, 1996, Columbia/HCA affiliates accounted for approximately 22% of the Company's net revenue. The Company presently anticipates that Columbia/HCA will account for a substantial portion of the Company's revenue for the fiscal year ending December 31, 1997. The loss of any of the Columbia/HCA affiliates as a customer or any one or more of the Company's other large customers could have a material adverse effect on the Company's business, financial conditions and results of operations. The federal government is currently conducting an extensive investigation of Columbia/HCA and its home health care referral and reimbursement practices. Any adverse actions or determinations arising out of such investigation could also have a material adverse impact on the Company's business, financial condition and results of operations. See "The Company" and "Business -- Customers."

     Dependence on Relationship with IBM. The Company's Shared Resource Solution utilizes a data center and data communications provided by Integrated Systems Solutions Corporation ("IBM Global Services"), a subsidiary of International Business Machines Corporation ("IBM"). The Company has historically derived substantial revenues and expects to derive a substantial portion of its future revenues from its Shared Resource Solution. In addition, the Company recently entered into a marketing agreement with IBM pursuant to which IBM will market the Company's Share Resource Solution to IBM's customers. The Company's future results, therefore, depend on continued market acceptance of IBM Global Services' products and services, the technical support given by IBM Global Services and the financial success of IBM. A termination of the Company's contract with IBM Global Services or any reduction in demand for IBM Global Services' products and services or its ability to deliver quality products and support services on a timely basis would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's contract with IBM Global Services for the support of the Shared Resource Solution is non-exclusive, with a ten year term that expires on December 31, 2005, and can be terminated by either party under certain circumstances. There can be no assurance that the contract will be renewed or, if renewed, that the contract will then be on terms favorable to the Company. See "Business -- Strategy," "-- Systems and Services" and "-- Sales and Marketing."

     Dependence on Proprietary Software. The Company's success is dependent to a significant extent on its ability to protect its proprietary rights to the software incorporated in its systems. The Company depends upon a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect its proprietary rights. There can be no assurance that the legal protections afforded to the Company or the precautions taken by the Company will be adequate to prevent misappropriation of the Company's technology. In addition, these protections do not prevent independent third-party development of functionally equivalent or superior technologies, systems or services, or the obtaining of a patent with respect to the Company's technology by third parties. Any infringement or misappropriation of the Company's proprietary software could have a material adverse effect on the Company's business, financial condition and results of operations.

     As the number of home health care software systems increases and the functionality of these systems further overlap, health care information systems may increasingly become subject to infringement claims. Third parties have asserted trademark and patent infringement claims against the Company. Although there has been no litigation with respect to such claims, there can be no assurance that the Company will not be subject to litigation in the future or additional infringement claims. The Company believes that its current systems and products do not infringe on the patent or trademark rights of any third parties. There has, however, been substantial litigation and uncertainty regarding copyright, patent and other intellectual property rights involving computer software companies and there can be no assurance that the Company will prevail in any infringement litigation brought against it. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such claims or litigation may require the Company to cease selling certain systems or products, obtain a license and/or pay damages, any of which could also have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Proprietary Rights and Product Protection."

     Risk Related to Dependence on Third Party Licenses. Certain principal components of the Company's systems are licensed from third parties. While the Company believes that the terms of such licenses are adequate to protect the Company's investments in its systems, any factor that adversely affects the Company's ability to retain the benefits of such licenses could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in the event of termination or non-renewal of such licenses, there can be no assurance that the Company will be able to enter into similar licenses on equivalent terms. See "Business -- Technology."

     Risk of System Defects; Failure to Meet Performance Criteria. Systems as complex as those offered by the Company frequently contain errors or failures, especially when first introduced or when new versions are released. Although the Company conducts extensive testing, the Company has in the past released systems that contain defects, has discovered software errors in certain of its enhancements and applications after their introduction and, as a result, has experienced delays in recognizing revenues and incurred higher than expected operating expenses during certain periods in order to correct these errors. Moreover, the Company's systems are used in a home health care setting to collect and analyze home health care information used in the treatment of patients as well as billing and collection. As a result, the Company expects that its customers and potential customers have a greater sensitivity to system defects than customers for software products generally. In addition, some customer contracts may provide that the system is warranted to meet certain performance criteria concerning response time and system availability. Failure of a customer's system to meet these performance criteria could constitute a material breach under such contracts, and could delay or impede revenue recognition and require that the Company incur additional expense in order to make the system meet these performance criteria. There can be no assurance that, despite testing by the Company and by current and potential customers, errors or performance failures will not occur in new product enhancements or applications after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources to correct such errors or failures, increased service and warranty costs, or claims by customers against the Company, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations.

     Risks Associated with Product Liability. The Company's systems are used in connection with the treatment of patients. Any failure by the Company's systems to provide accurate, reliable and timely information, or to adequately protect the confidentiality of the information, could result in claims against the Company. The Company maintains insurance to protect against claims associated with the use of its systems, but there can be no assurance that its current insurance coverage would adequately cover any claims asserted against the Company or that such insurance will continue to be available to the Company on reasonable terms or at all. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Even unsuccessful claims could result in the Company incurring significant ligation expense, diversion of management time and resources or damage to the Company's reputation. There can be no assurance that the Company will not be subject to product liability claims that will result in liability in excess of its insurance coverage, that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

     Risks Associated with Control by Directors and Executive Officers. Upon completion of this offering, the directors and executive officers of the Company, and their affiliates, as a group, will beneficially own approximately 35% of the outstanding shares of Common Stock. As a result, these stockholders acting together would be able to exert considerable influence over the election of the Company's directors and the outcome of most corporate actions requiring stockholder approval, such as certain amendments to the Company's Certificate of Incorporation. Additionally, the directors and executive officers will have significant influence over the policies and operations of the Company's management and the conduct of the Company's business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change of control of the Company and consequently could affect the market price of the Common Stock. In addition, pursuant to an agreement among the Company and various stockholders, the Company must use its reasonable efforts to cause the election to the Board of Directors of two designees of certain five percent or more holders of the Common Stock of the Company. See "Management," "Principal and Selling Stockholders" and "Certain Transactions."

     Potential Effect of Anti-Takeover Provisions. The Company's Board of Directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, certain provisions of Delaware law applicable to the Company could have the effect of delaying, deterring or preventing a change in control of the Company. These provisions, and certain other provisions of the Company's Bylaws, could have the effect of delaying or preventing a tender offer for the Common Stock or other changes of control or management of the Company, which could adversely affect the market price of the Common Stock. See "Description of Capital Stock."

     Risks of Sales of Common Stock Upon Expiration of Rule 144 Holding Period; Risk of Registration Rights. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the prevailing market price of the Common Stock. Upon completion of this offering, there will be 7,936,117 shares of Common Stock of the Company outstanding (exclusive of shares covered by outstanding stock options or warrants and assuming no exercise of the Underwriters' over-allotment option). Of these shares, approximately 1,983,220 shares outstanding as of March 7, 1997 and the 2,800,000 shares sold in this offering will be freely transferrable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by or for the account of an "affiliate" of the Company, as that term is defined in Rule 144, as amended effective April 29, 1997 ("Rule 144"), promulgated under the Securities Act, or by an individual or entity subject to a contractual restriction on resale. Approximately 3,152,897 of the remaining shares of Common Stock are held by existing stockholders and are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Securities"). Approximately 3,083,356 shares of the Restricted Securities will become eligible for sale on October 9, 1997, subject to compliance with the volume limitations and other restrictions of Rule 144 and subject to the expiration of a lock-up agreement (the "Lock-Up Agreement") which expires 90 days from the date of this Prospectus. Hambrecht & Quist LLC may in its sole discretion and at any time without notice, release all of or any portion of the securities subject to the Lock-Up Agreement. In addition, the Company sponsored Profit Sharing Plan will own 1,374,008 shares of Common Stock after this offering (assuming no exercise of the Underwriters' over-allotment option), which shares are required to be distributed by the trustee of the Profit Sharing Plan to participants or sold by the trustee to fund cash distributions to participants. As of March 7, 1997, the Company has granted certain securityholders, including the Profit Sharing Plan, registration rights, including demand rights, with respect to 4,771,500 currently outstanding shares of Common Stock, and 1,905,758 shares of Common Stock issuable upon exercise of outstanding warrants and stock options, pursuant to outstanding warrant and registration rights agreements. See "Description of Capital Stock -- Registration Rights." If the Company were required to include shares held by holders of registration rights or by the Profit Sharing Plan in a Company-initiated registration, or if the Profit Sharing Plan's trustee sold or distributed shares of the Company's Common Stock to Profit Sharing Plan participants, the sale of such shares could have a material adverse effect on the market price of the Common Stock. In addition, as of March 7, 1997, the Company has reserved approximately 1,460,580 shares of Common Stock for issuance pursuant to the Company's stock option plans and individual stock option grants, of which approximately 1,419,700 shares are represented by currently outstanding options. A total of 587,519 shares of Common Stock are also reserved for issuance upon the exercise of outstanding warrants. See "Shares Eligible for Future Sale."

     Possible Volatility of Stock Price. Factors such as the announcement of acquisitions or the introduction of new systems by the Company or its competitors, quarter to quarter variations in the Company's operating results and changes in earnings estimates by analysts, governmental regulatory action, general trends and market conditions in the technology, health care and emerging growth company sectors, as well as other factors, may have a significant impact on the market price of the Common Stock. Moreover, trading volumes in the Company's Common Stock have been low historically and could exacerbate price fluctuations in the Common Stock. Further, the stock market has on occasion experienced extreme price and volume fluctuations, which have particularly affected the market prices of the equity securities of many technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may materially and adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

     Absence of Dividends. The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, for future growth and does not anticipate paying any cash dividends in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

     Risks Associated with the Control of Use of Proceeds by the Board of Directors and Management. Of the Company's approximately $22.9 million in net proceeds from this offering, the Company expects to use substantially all the proceeds for unspecified general corporate purposes and working capital, including potential strategic acquisitions. Accordingly, management and the Board of Directors of the Company will have complete discretion as to the application of substantially all of the funds raised in this offering. See
" -- Risks Associated with Control by Directors and Executive Officers" and "Use of Proceeds."

     Risks Arising from Substantial Dilutive Effect of the Offering. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of their Common Stock. See "Dilution."

                                  THE COMPANY

     Central Health Management Services, Inc. ("CHMS") was incorporated in September 1991 as a wholly-owned subsidiary of Central Health Holding Company, Inc. ("CHHC"), a home health care provider, to provide information and management support services to home health care providers. Central Health Services, Inc. ("CHS"), also a wholly-owned subsidiary of CHHC, provided similar services to home health care agencies owned by CHHC. On January 1, 1996, CHHC transferred to CHMS at book value the assets and employees related to CHS's information and certain clinical and financial support services. Accordingly, the consolidated financial statements contained herein give effect to the reorganization of these entities under common control and reflect the combined operating results of CHMS and the transferred CHS operations. On January 17, 1996, CHHC completed a pro-rata distribution of the outstanding common stock of CHMS to the stockholders of CHHC. On January 18, 1996, CHMS amended its articles of incorporation to change its name to Simione Central Holding, Inc. For purposes hereof, however, Simione Central Holding, Inc. will continue to be referred to herein as CHMS.

     Subsequent to the distribution, CHMS began to actively pursue a strategy designed to enhance and expand the business solutions it could offer to home health care providers. In January 1996, CHMS acquired the home health care consulting division of Simione & Simione, CPAs ("Simione & Simione"), a provider of consulting services to the home health care industry with significant expertise in strategic planning, Medicare compliance and operational re-engineering. On October 8, 1996, CHMS and InfoMed Holdings, Inc. ("IMHI"), a publicly traded provider of information solutions for home health care providers, merged in a transaction that was accounted for as a reverse acquisition for financial reporting purposes. In connection with the merger, IMHI issued approximately 4.0 million shares of its common stock in exchange for all the outstanding common stock of CHMS, and the former stockholders of CHMS thereby acquired control of IMHI. As a result, CHMS is considered the acquiring company, and the historical financial statements of CHMS became the historical financial statements of IMHI and include the results of operations of IMHI only from the effective date of the merger. However, under the rules and regulations of the Commission, IMHI is deemed to continue as the registrant.

     Prior to the merger, shares of IMHI common stock traded on the OTC Bulletin Board under the symbol "IMHI." Effective December 19, 1996, IMHI changed its name to Simione Central Holdings, Inc. (the "Company") and changed its stock symbol to "SCHI" effective December 24, 1996.

                                USE OF PROCEEDS

     Assuming a public offering price of $13.00 per share, the net proceeds to the Company from the sale of the 1,950,000 shares of Common Stock offered by the Company hereby, after deducting the underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $22.9 million. The Company intends to use the net proceeds from this offering for general corporate purposes and working capital, including potential strategic acquisitions in order to expand the Company's system and service offerings. There can be no assurance that any acquisitions will be made, and the Company has no agreements or commitments with respect to any acquisition. Pending such uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposits or obligations issued or guaranteed by the United States government. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock of the Company has been traded on the OTC Bulletin Board under the symbol SCHI since December 24, 1996, and prior thereto traded on the OTC Bulletin Board under the symbol IMHI from December 21, 1995 to December 24, 1996. Prior to December 21, 1995, the Common Stock traded on the Nasdaq SmallCap Market under the symbol IMHI. The table below sets forth the reported quarterly high and low sales prices for the Common Stock on the Nasdaq SmallCap Market for the period January 1, 1995 to December 20, 1995, and the quarterly high and low bid prices for the Common Stock on the OTC Bulletin Board for the period December 21, 1995 to December 31, 1996, and also takes into account the change from the Nasdaq SmallCap Market to the OTC Bulletin Board. In addition, over-the-counter prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                              HIGH      LOW
                                                              -----    -----
1995
  1st Quarter...............................................  $2.63    $2.00
  2nd Quarter...............................................   2.63     1.50
  3rd Quarter...............................................   2.25      .88
  4th Quarter...............................................   1.32     1.00
1996
  1st Quarter...............................................   1.75      .75
  2nd Quarter...............................................   3.25      .88
  3rd Quarter...............................................   5.38     1.88
  4th Quarter...............................................   6.63     4.00
1997
  1st Quarter...............................................   7.75     4.25
  2nd Quarter (through April 15, 1997)......................   6.25     5.88

     On April 15, 1997, the last reported closing bid price of the Common Stock was $6.25 per share. As of March 7, 1997, there were approximately 120 holders of record of the Common Stock. The information set forth above does not reflect the Stock Split.

     The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, for future growth and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 as adjusted to reflect the sale by the Company of the 1,950,000 shares of Common Stock offered hereby at an assumed offering price of $13.00 per share, and the receipt by the Company of net proceeds therefrom of approximately $22.9 million. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                   DECEMBER 31, 1996
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                                 ------       -----------
                                                                     (IN THOUSANDS)
Notes payable and capital lease obligations, less current
  portion...................................................  $      2,986    $      2,986
Shareholders' equity:
  Preferred stock, $.001 par value; 10,000,000 shares
     authorized; no shares issued or outstanding............            --              --
  Common Stock, $.001 par value; 20,000,000 shares
     authorized; 5,952,166 shares issued and outstanding;
     7,902,166 shares issued and outstanding as
     adjusted(1)............................................             6               8
  Additional paid-in-capital................................        23,216          46,148
  Stock subscription receivable.............................          (850)           (850)
  Accumulated deficit.......................................       (17,692)        (17,692)
                                                              ------------    ------------
     Total shareholders' equity.............................         4,680          27,614
                                                              ------------    ------------
       Total capitalization.................................  $      7,666    $     30,600
                                                              ============    ============

------------------------------

(1) As of December 31, 1996, excludes: (i) approximately 1,406,637 additional shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.58, of which 960,494 shares are issuable under presently exercisable options at a weighted average exercise price of $3.02; and (ii) 587,519 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.86. See "Management -- Stock Plans," "Description of Capital Stock" and Notes to Consolidated Financial Statements of the Company.

                                    DILUTION

     Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of their Common Stock from the assumed offering price. As of December 31, 1996, the Company had a net tangible deficit of approximately $(1,243,057), or $(.21) per share of Common Stock. "Net tangible book value per share" represents the amount of total tangible assets, less total liabilities, divided by the total number of shares of Common Stock outstanding. Without taking into account any other change in the net tangible deficit after December 31, 1996, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at the assumed offering price, the pro forma net tangible book value as of December 31, 1996 would have been approximately $21,690,881, or $2.74 per share. This represents an immediate increase in net tangible book value of $2.95 per share to existing stockholders and an immediate dilution of $10.26 per share to new investors. The following table illustrates this per share dilution:

Assumed offering price per share............................           $13.00
     Net tangible deficit per share before this offering....  $(0.21)
     Increase in net tangible book value per share
      attributable to new investors.........................    2.95
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             2.74
                                                                       ------
Dilution per share to new investors.........................           $10.26
                                                                       ======

     The following table summarizes, on a pro forma basis as of December 31, 1996, the differences between existing stockholders (including 268,164 shares purchased by an existing stockholder for which the consideration is an outstanding note receivable for $850,000) and purchasers of shares in the offering (at the assumed offering price of $13.00) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share:

                              SHARES PURCHASED       TOTAL CONSIDERATION
                            --------------------    ----------------------    AVERAGE PRICE
                             NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                            ---------    -------    -----------    -------    -------------
Existing stockholders.....  5,952,166     75.3%     $23,227,550     47.8%        $ 3.90
New investors.............  1,950,000     24.7       25,350,000     52.2          13.00
                            ---------     ----      -----------     ----
          Total...........  7,902,166      100%     $48,577,550      100%
                            =========     ====      ===========     ====

     The computations in the tables above exclude an aggregate of 1,994,156 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants as of December 31, 1996 as follows: (i) 1,406,637 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.58 per share, of which 960,494 shares are issuable under exercisable options at a weighted average exercise price of $3.02; and (ii) 587,519 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.86 per share. To the extent that these options and warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Stock Plans" and Note 12 of Notes to Consolidated Financial Statements of the Company.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1996 has been prepared to reflect the IMHI Acquisition as if the acquisition had occurred on January 1, 1996. The unaudited pro forma condensed consolidated statement of operations is based on the audited consolidated financial statements of the Company for the year ended December 31, 1996 and the unaudited results of operations of IMHI from January 1, 1996 to October 8, 1996, as adjusted by the pro forma adjustments described below using estimates and certain assumptions that management deems appropriate.

     The unaudited pro forma condensed consolidated statement of operations does not purport to be indicative of actual results that would have been achieved had the IMHI Acquisition actually been completed as of January 1, 1996, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                       HISTORICAL                       PRO FORMA
                                           ----------------------------------   --------------------------
                                                                  IMHI
                                            THE COMPANY       JAN. 1, 1996
                                            YEAR ENDED     TO OCTOBER 8, 1996
                                           DEC. 31, 1996      (UNAUDITED)       ADJUSTMENTS(1)   COMBINED
                                           -------------   ------------------   --------------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues:
     Information services................     $ 14,849           $5,714                          $ 20,563
     Systems.............................          459            3,066                             3,525
     Support and consulting services.....       10,687               --                            10,687
                                              --------          -------             ------       --------
       Total net revenues................       25,995            8,780                            34,775
  Costs and expenses:
     Costs of information services.......        8,258            2,009                            10,267
     Costs of systems....................          346              329                               675
     Costs of support and consulting
       services..........................        6,094               --                             6,094
     Selling, general and
       administrative....................        7,037            3,532                            10,569
     Research and development............        5,677            1,391                             7,068
     Amortization and depreciation.......          785            1,134             $  446          2,365
     Purchased in-process research and
       development.......................       12,574               --                            12,574
     Severance and other restructuring
       charges...........................        1,215               --                             1,215
                                              --------          -------             ------       --------
       Total costs and expenses..........       41,986            8,395                446         50,827
                                              --------          -------             ------       --------
  Income (loss) from operations..........      (15,991)             385               (446)       (16,052)
  Other income (expense):
     Interest expense....................         (115)              --                              (115)
     Interest and other income...........          207              120                               327
                                              --------          -------             ------       --------
       Net income (loss).................     $(15,899)          $  505             $ (446)      $(15,840)
                                              ========          =======             ======       ========
       Net loss per share................     $  (3.71)                                          $  (2.76)
                                              ========                                           ========
  Weighted average common shares.........        4,288                                              5,747
                                              ========                                           ========

------------------------------

(1) The pro forma adjustment relating to the IMHI Acquisition includes an additional nine months of amortization expense related to allocation of purchase price to intangible assets and a reduction in depreciation expense related to a reduction in the value of fixed assets acquired.

                        SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data in the table as of and for the years ended December 31, 1993, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data as of and for the year ended December 31, 1992 are derived from unaudited financial statements but, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information in accordance with generally accepted accounting principles. The selected consolidated financial data as of and for the year ended December 31, 1996 include the operating results of Simione & Simione acquired effective January 1, 1996 and IMHI for the period October 8, 1996 (the effective date of the IMHI Acquisition) to December 31, 1996. As of and for the years ended December 31, 1992, 1993, 1994 and 1995, the Company was a subsidiary of CHHC. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------
                                                1992        1993     1994      1995       1996
                                                ----        ----     ----      ----       ----
                                             (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues:
     Information services..................    $  721      $1,891   $ 4,875   $ 5,387   $ 14,849
     Systems...............................        --          --        --        --        459
     Support and consulting services.......     1,704       3,317     7,235     7,835     10,687
                                               ------      ------   -------   -------   --------
       Total net revenues..................     2,425       5,208    12,110    13,222     25,995
  Costs and expenses:
     Costs of information services.........       596       1,343     2,492     2,630      8,258
     Costs of systems......................        --          --        --        --        346
     Costs of support and consulting
       services............................     1,366       2,985     5,202     5,524      6,094
     Selling, general and administrative...       262         810     2,959     3,095      7,037
     Research and development..............       125         276     2,165     2,929      5,677
     Amortization and depreciation.........        --          --        --        --        785
     Purchased in-process research and
       development.........................        --          --        --        --     12,574
     Severance and other restructuring
       charges.............................        --          --        --        --      1,215
                                               ------      ------   -------   -------   --------
       Total costs and expenses............     2,349       5,414    12,818    14,178     41,986
                                               ------      ------   -------   -------   --------
  Income (loss) from operations............        76        (206)     (708)     (956)   (15,991)
  Other income (expense):
     Interest expense......................        --          --        --        --       (115)
     Interest and other income.............        --          --        --        --        207
                                               ------      ------   -------   -------   --------
       Net income (loss)...................    $   76      $ (206)  $  (708)  $  (956)  $(15,899)
                                               ======      ======   =======   =======   ========
       Net income (loss) per share(1)......    $ 0.03      $(0.07)  $ (0.24)  $ (0.32)  $  (3.71)
                                               ======      ======   =======   =======   ========
Weighted average common shares(1)..........     2,995       2,995     2,995     2,995      4,288
                                               ======      ======   =======   =======   ========
                                                                DECEMBER 31,
                                             ---------------------------------------------------
                                                1992        1993     1994      1995       1996
                                             -----------   ------   -------   -------   --------
                                             (UNAUDITED)
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents................    $1,243      $2,620   $   463   $   323   $  3,385
  Working capital (deficit)................        77        (130)     (837)      189     (1,203)
  Total assets.............................     1,568       2,907     1,340     1,828     18,776
  Long-term obligations....................        --          --        --        --      2,986
  Shareholders' equity (deficit)...........        77        (130)     (837)      650      4,680

------------------------------
(1) The number of shares used to compute the net income or loss per share reflects the 2,994,856 shares issued in the reorganization of the Company on January 17, 1996. See Notes 1, 12 and 16 of the Notes to the Consolidated Financial Statements of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to the safe harbor created by such sections. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. When appropriate, certain factors that could cause results to differ materially from those projected in the forward-looking statements are enumerated. See also "Risk Factors" for additional factors. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

HISTORY

     Central Health Management Services, Inc. ("CHMS") was incorporated in September 1991 as a wholly-owned subsidiary of Central Health Holding Company, Inc. ("CHHC"), a home health care provider, to provide information and management support services to home health care providers. Central Health Services, Inc. ("CHS"), also a wholly-owned subsidiary of CHHC, provided similar services to home health care agencies owned by CHHC. On January 1, 1996, CHHC transferred to CHMS at book value the assets and employees related to CHS's information and certain clinical and financial support services. Accordingly, the consolidated financial statements contained herein give effect to the reorganization of these entities under common control and reflect the combined operating results of CHMS and the transferred CHS operations. On January 17, 1996, CHHC completed a pro-rata distribution of the outstanding common stock of CHMS to the stockholders of CHHC. On January 18, 1996, CHMS amended its articles of incorporation to change its name to Simione Central Holding, Inc. For purposes hereof, however, Simione Central Holding, Inc. will continue to be referred to herein as CHMS.

     In January 1996, CHMS acquired all of the assets of the home health care consulting division of Simione & Simione, CPAs ("Simione & Simione") for $2 million in cash. The entire purchase price was allocated to goodwill and is being amortized over a ten year period. Simione & Simione provides consulting services to the home health care industry with significant expertise in strategic planning, Medicare compliance and operational re-engineering.

     On October 8, 1996, CHMS and InfoMed Holdings, Inc. ("IMHI"), a publicly traded provider of information solutions for home health care providers, merged in a transaction that was accounted for as a reverse acquisition for financial reporting purposes. In connection with the merger, IMHI issued approximately 4.0 million shares of its common stock in exchange for all the outstanding common stock of CHMS, and the former stockholders of CHMS thereby acquired control of IMHI. As a result, CHMS is considered the acquiring company, and the historical financial statements of CHMS became the historical financial statements of IMHI and include the results of operations of IMHI only from the effective date of the merger. On December 19, 1996, IMHI changed its name to Simione Central Holdings, Inc. (the "Company"). The Company accounted for the acquisition using the purchase method. Accordingly, the $16.8 million purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with approximately $12.6 million allocated to purchased in-process research and development, which was written off as of the date of the acquisition. In addition, approximately $4.2 million of the purchase price was allocated to certain identifiable intangible assets and will be amortized over the related assets' useful lives which range from 4 to 11 years.

     As a result of the change in focus of the Company's business from providing services to affiliates of CHHC, the Company incurred severance and certain other restructuring costs totalling approximately $1.2 million in the fourth quarter of 1996. These expenses primarily relate to the severance of several key employees and costs incurred in a buyout of an equipment lease no longer useful to the Company. See "The Company."

OVERVIEW

     The Company is a leading provider of integrated systems and services designed to enable home health care providers to more effectively operate their businesses and compete in a managed environment. The Company offers two systems which provide a core platform of software applications and can also incorporate specialized selected modules to enable customers to generate and utilize comprehensive financial, operational and clinical information. The Company's Shared Resource Solution offers customers an outsourcing opportunity which incorporates the Company's proprietary NAHC IS system software. Under this arrangement, the Company operates a data center which stores customer data and allows them real-time, secure access through a wide area communications network. The Company's In-House Solution, STAT 2, offers similar functionality, but is licensed to customers for use on their own computer systems. In addition to these two system solutions, the Company's home health care consulting services assist providers in addressing the challenges of reducing costs, maintaining quality, streamlining operations and re-engineering organizational structures. The Company also provides comprehensive agency support services which include administrative, billing and collection, training, reimbursement and financial management services, among others. During 1996, the Company had over 500 customers nationwide.

     The Company enters into multi-year contracts (generally 3 to 5 years) with its customers in connection with its Shared Resource Solution and its provision of agency support services. In general, these contracts provide for the payment of monthly fees based on the number of billed home care visits made by the customer. Revenues derived under these contracts are recognized monthly as the related services are rendered and typically range from several hundred thousand dollars to several million dollars per year. As a result, the loss of any of these contracts could have a material adverse impact on the Company's business, financial condition and results of operations.

     The Company sells its In-House Solution, STAT 2, pursuant to non-exclusive license agreements which provide for the payment of a one-time license fee. In accordance with SOP 91-1, these revenues are recognized when products are delivered and the collectibility of fees is probable, provided that no significant obligations remain under the contract. Revenues derived from the sale of software products requiring significant modification or customization are recognized based upon the percentage of completion method. The price of the Company's In-House Solution varies depending on the number of software modules licensed and the number of users accessing the system and can range from thirty thousand dollars to a few million dollars. The Company generally requires payment of a deposit upon the signing of a customer order as well as certain additional payments prior to delivery. As a result, the Company's balance sheet reflects significant customer deposits.

     Third party software and computer hardware revenues are recognized when the related products are shipped. Software support agreements are generally renewable for one year periods, and revenue derived from such agreements is recognized ratably over the period of the agreements. The Company has historically maintained high renewal rates with respect to its software support agreements. The Company charges for software implementation, training and technical consulting services as well as management consulting services on an hourly or daily basis. The price of such services varies depending on the level and expertise of the related professionals. These revenues are recognized as the related services are performed.

     The Company typically experiences long sales cycles for information systems and agency support services, which may extend up to one year. In addition, the implementation period related to its information systems can range from three months to one year. See "Risk
Factors -- Risks Associated with Long Sales and Implementation Cycles."

     The Company defines recurring revenues as revenues derived under multi-year contracts in addition to annual software support agreements. These revenues were approximately $5.8 million, or 58% of total net revenues, for the three months ended December 31, 1996 and $7.4 million, or 29% of total net revenues, for the year ended December 31, 1996. The Company anticipates that recurring revenues may represent a greater portion of its total net revenues in the foreseeable future.

     For the years ended December 31, 1994 and 1995, and for the ten months ended October 31, 1996, 71%, 69% and 63%, respectively, of the Company's total net revenues were derived from contracts with home health care agencies wholly-owned by CHHC. These contracts were terminated October 31, 1996, in connection with the sale of CHHC to Columbia/HCA. Revenues derived from these contracts were recorded in an amount equal to the costs of the services provided, and, as a result, the Company recognized no operating profit under these contracts. Subsequent to the sale of CHHC to Columbia/HCA, affiliates of Columbia/HCA entered into multi-year contracts with the Company to provide its Shared Resource Solution as well as agency support services to certain of the home health care agencies formerly owned by CHHC. The Company believes that its current contracts with the Columbia/HCA affiliates were negotiated on an arms-length basis. The historical results of operations attributable to the terminated CHHC contracts may not therefore be indicative of future results of operations. For the three months ended December 31, 1996, the Company derived 39% of its total net revenues from contracts with affiliates of Columbia/HCA which were entered into on November 1, 1996. The loss of any of the Columbia/HCA contracts could have a material adverse impact on the Company's business, financial position and results of operations. See "Risk Factors -- History of Operating Losses; Uncertain Profitability; Limited Operating History," "-- Risks Associated with Renegotiation and Renewal of Contracts" and "-- Dependence on Major Customers."

     The Company believes that continued development and enhancement of its software systems is critical to its future success, and anticipates that the total amount of research and development expense will continue to increase, but should decrease as a percentage of total net revenues as the Company grows its revenues. Costs incurred to establish the technological feasibility of computer software products are expensed as incurred. The Company's policy is to capitalize costs incurred between the point of establishing technological feasibility and general release only when such costs are material. As of December 31, 1996, the Company had no capitalized computer software development costs.

BACKLOG

     The Company had backlog associated with its In-House Solution of approximately $4.9 million on December 31, 1996. Backlog consists of the unrecognized portion of contractually committed software license fees, hardware, estimated installation fees and professional services. The length of time required to complete an implementation depends on many factors outside the control of the Company, including the state of the customer's existing information systems and the customer's ability to commit the personnel and other resources necessary to complete the implementation process. As a result, the Company may be unable to predict accurately the amount of revenue it will recognize in any period and therefore can make no assurances that the amounts in backlog will be recognized in the next twelve months.

     The Company enters into multi-year contracts with its customers in connection with its Shared Resource Solution. In general, these contracts provide for the payment of monthly fees based on the number of billed home care visits made by the customer. Accordingly, the Company does not maintain a backlog with respect to its Shared Resource Solution.

RESULTS OF OPERATIONS

     The following table sets forth, for the years indicated, certain items from the consolidated statements of operations expressed as a percentage of net total revenues. The Company's historical operating results are not necessarily indicative of the results for any future period.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1994     1995     1996
                                                              -----    -----    -----
PERCENTAGE OF NET REVENUES:
     Net revenues:
       Information services.................................   40.3%    40.7%    57.1%
       Systems..............................................     --       --      1.8
       Support and consulting services......................   59.7     59.3     41.1
                                                              -----    -----    -----
          Total net revenues................................  100.0    100.0    100.0
     Costs and expenses:
       Costs of information services........................   20.5     19.9     31.8
       Costs of systems.....................................     --       --      1.3
       Costs of support and consulting services.............   43.0     41.8     23.4
       Selling, general and administrative..................   24.4     23.4     27.1
       Research and development.............................   17.9     22.1     21.8
       Amortization and depreciation........................     --       --      3.0
       Purchased in-process research and development........     --       --     48.4
       Severance and other restructuring charges............     --       --      4.7
                                                              -----    -----    -----
          Total costs and expenses..........................  105.8    107.2    161.5
                                                              -----    -----    -----
     Loss from operations...................................   (5.8)    (7.2)   (61.5)
     Other income (expense):
       Interest expense.....................................     --       --     (0.5)
       Interest and other income............................     --       --      0.8
                                                              -----    -----    -----
          Net loss..........................................   (5.8)%   (7.2)%  (61.2)%
                                                              =====    =====    =====

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

     Net Revenues. Total net revenues increased $12.8 million, or 97.0%, to $26.0 million in 1996 from $13.2 million in 1995. This increase in total net revenues includes $3.4 million attributable to the business acquired in the Simione Acquisition completed in January 1996, $2.4 million attributable to the business acquired in the IMHI Acquisition completed in October 1996, a net increase of $3.0 million in revenues from contracts with affiliates of CHHC, and the remaining increase principally attributable to revenues from new customers.

     Net revenues from information services include revenues from the Company's Shared Resource Solution, software support, implementation, training and technical consulting services. These revenues increased $9.4 million, or 174.1%, to $14.8 million in 1996 from $5.4 million in 1995. This increase includes $2.0 million attributable to the business acquired in the IMHI Acquisition, $5.4 million from contracts with affiliates of CHHC, and the remaining increase primarily attributable to revenues from new customers.

     Net revenues from system sales include revenues from software licenses and computer hardware sales. Net revenues from system sales were approximately $500,000 in 1996 and were attributable entirely to the business acquired in the IMHI Acquisition.

     Net revenues from support and consulting services include revenues from management consulting and agency support services. These revenues increased $2.9 million, or 37.2%, to $10.7 million in 1996 from $7.8 million in 1995. This increase includes $3.8 million in revenues from new and existing customers and $3.4 million attributable to the business acquired in the Simione Acquisition, offset by decreases of $2.4 million from agency support revenues from affiliates of CHHC, and $1.9 million in agency support revenues from Healthfield, Inc. See Note 14 to Consolidated Financial Statements of the Company.

     Cost of Revenues. Total cost of revenues increased $6.5 million, or 79.3%, to $14.7 million in 1996 from $8.2 million in 1995. As a percentage of total net revenues, total cost of revenues decreased to 56.5% in 1996 from 61.7% in 1995. This dollar increase includes $2.4 million in costs attributable to the business acquired in the Simione Acquisition, approximately $800,000 in costs attributable to the business acquired in the IMHI Acquisition and the remaining increase primarily resulting from the increased cost of computer and communication technology.

     Cost of information services increased $5.7 million, or 219.2%, to $8.3 million in 1996 from $2.6 million in 1995. As a percentage of information services revenue, these costs increased to 55.6% in 1996 from 48.8% in 1995. The increase relates principally to an increase of $3.9 million in data center and communications network costs as the Company continued to maintain its own data center and communications network while simultaneously converting to a data center and communications network provided by IBM Global Services. As a result of the phase-out of its data center and communications network, the Company anticipates that the fixed cost component of these expenses should decrease as a percentage of related revenues in the future. This $3.9 million increase includes a one-time transition and conversion charge of approximately $900,000 associated with the IBM Global Services contract. Additionally, the increase in the cost of information services includes approximately $500,000 in costs attributable to the business acquired in the IMHI Acquisition.

     The cost of system sales was approximately $300,000 in 1996 and was attributable entirely to the business acquired in the IMHI Acquisition. Such costs relate principally to third party software and equipment.

     Cost of support and consulting services increased approximately $600,000, or 10.9%, to $6.1 million in 1996 from $5.5 million in 1995. As a percentage of support and consulting services revenues, these costs decreased to 57.0% in 1996 from 70.5% in 1995. The dollar increase in these costs includes $2.4 million associated with the business acquired in the Simione Acquisition, offset by a cost reduction of $1.8 million resulting from the termination of the agency support contract with Healthfield, Inc. The reduction as a percentage of support and consulting services revenues results from the reduction in revenues from contracts with CHHC and Healthfield, Inc. which were priced at the cost of services provided.

     Selling, General and Administrative. Selling, general and administrative expenses increased $3.9 million to $7.0 million in 1996 from $3.1 million in 1995. As a percentage of total net revenues, selling, general, and administrative expenses were 27.1% in 1996 compared with 23.4% in 1995. These increases were attributable principally to approximately $1.1 million in costs related to the business acquired in the IMHI Acquisition and an increase of $1.2 million in sales and marketing costs primarily associated with the marketing rollout of the Company's Shared Resource Solution. The remaining increase relates to additional salary and benefit costs as well as administrative infrastructure costs associated with establishing the Company as a separate business entity from CHHC. As the Company continues to expand its sales and administrative infrastructure, the Company believes that selling, general and administrative expenses should remain constant or decrease as a percentage of net revenues.

     Research and Development. Research and development expenses increased $2.8 million to $5.7 million in 1996 from $2.9 million in 1995. As a percentage of total net revenues, research and development expenses remained relatively constant at 21.8% in 1996 and 22.1% in 1995. The dollar increase was attributable principally to $1.2 million in increased salary and benefit costs associated with the Company's software enhancement efforts and approximately $400,000 related to the business acquired in the IMHI Acquisition. The Company anticipates that the total dollar amount of research and development expense will continue to increase although such expenses should not increase as a percentage of total net revenues assuming that the Company's revenues continue to increase in the future.

     Amortization and Depreciation. Amortization and depreciation for 1996 includes approximately $200,000 attributable to the Simione Acquisition in January 1996, approximately $200,000, representing three months' amortization, attributable to the IMHI Acquisition in October 1996, and approximately $400,000 associated with the depreciation and amortization of purchased software, furniture, and equipment.

     Purchased In-Process Research and Development. In connection with the IMHI Acquisition, the purchase price of $16.8 million was allocated based on relative fair value of the assets acquired and liabilities assumed. Pursuant to a study conducted by an independent third party valuation firm, $12.6 million of the purchase price was allocated to purchased in-process research and development and, in accordance with generally accepted accounting principles, was charged to operations as it was not deemed to have reached technological feasibility and had no alternative future use. Subsequent to the IMHI Acquisition, the Company completed the development of certain in-process versions of software products and has scheduled further enhancements to each of these products. Additionally, the Company has a two year development plan to enhance many of the software modules of the Company's STAT 2 system. It is anticipated that the Company will incur a significant amount of research and development expense in connection with the completion of its development plans.

     Severance and Other Restructuring Charges. As a result of the change in focus of the Company's business from providing services to affiliates of CHHC, the Company incurred severance and certain other restructuring costs totalling $1.2 million in the fourth quarter of 1996. These expenses primarily relate to the severance of several key employees and costs to buyout a lease of equipment no longer useful to the Company.

     Other Income (Expense). Interest expense in 1996 of approximately $100,000 resulted from borrowings under the Company's line of credit agreements and capital lease obligations. Interest income of approximately $200,000 in 1996 resulted from interest earned on stock subscription receivables and cash balances.

     Income Taxes. The Company has not incurred or paid any income taxes since its inception. At December 31, 1996, the Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes of $6.0 million, which will expire at various dates through 2011, if not utilized. The Company also has research and development and alternative minimum tax credits ("tax credits") of approximately $96,000 available to reduce future income tax liabilities. The Tax Reform Act of 1986, as amended, contains provisions that limit the NOL and tax credit carryforwards available to be used in any given year when certain events occur, including additional sales of equity securities and other changes in ownership. As a result, certain of the NOL and tax credit carryforwards may be limited as to their utilization in any year. The Company has concluded that it is more likely than not that these NOL and tax credit carryforwards will not be realized based on a weighing of available evidence at December 31, 1996, and as a result a 100% deferred tax valuation allowance has been recorded against these assets. Of the $2.0 million deferred tax asset at December 31, 1996, approximately $500,000 relates to the IMHI Acquisition and, if and when realized, will result in a credit to intangible assets recorded in the acquisition.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     Net Revenues. Total net revenues increased $1.1 million, or 9.1%, to $13.2 million in 1995 from $12.1 million in 1994. This increase was principally attributable to revenues from new customers.

     Net revenues from information services increased approximately $500,000, or 10.2%, to $5.4 million in 1995 from $4.9 million in 1994. Net revenues from support and consulting services increased approximately $600,000, or 8.3%, to $7.8 million in 1995 from $7.2 million in 1994.

     Cost of Revenues. Total cost of revenues increased approximately $500,000, or 6.5%, to $8.2 million in 1995 from $7.7 million in 1994. As a percentage of total net revenues, total cost of revenues decreased to 61.7% in 1995 from 63.5% in 1994. The dollar increase relates principally to increases in salary and benefits expenses.

     Selling, General and Administrative. Selling, general and administrative expenses increased approximately $100,000 to $3.1 million in 1995 from $3.0 million in 1994. As a percentage of total net revenues, selling, general and administrative expenses were 23.4% in 1995 compared with 24.4% in 1994.

     Research and Development. Research and development expenses increased approximately $700,000 to $2.9 million in 1995 from $2.2 million in 1994. As a percentage of total net revenues, research and development expenses were 22.1% in 1995 and 17.9% in 1994. The dollar increase is attributable principally to increased salary, benefit and contract programmer costs associated with the Company's software enhancement efforts.

SELECTED QUARTERLY FINANCIAL RESULTS

     The Company's quarterly operating results have been and will likely continue to be subject to significant fluctuations. The Company believes that the acquisitions of Simione & Simione and IMHI may cause a seasonal pattern in its operating results in the future. Additionally, revenues can also be expected to vary significantly as a result of acceleration or delay of system implementations due to customer requirements or other factors beyond the Company's control, fluctuations in demand for existing systems and services and the Company's ability to manage successfully any future growth. The sales cycles related to its systems offerings and agency support contracts can be long and difficult to predict, resulting in variability of revenues. The unpredictability of revenues could in any quarter result in a shortfall relative to quarterly expectations. Many other factors may contribute to fluctuations in the Company's operating results. Accordingly, the Company believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

     The following table sets forth certain unaudited consolidated quarterly financial data for each of the eight quarters for the period ended December 31, 1996. This information is unaudited, but, in the opinion of the Company's management, includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information in accordance with generally accepted accounting principles. These quarterly results of operations are not necessarily indicative of future operating results.

                                                                               QUARTER ENDED
                                          ---------------------------------------------------------------------------------------
                                                       FISCAL YEAR 1995                             FISCAL YEAR 1996
                                          ------------------------------------------   ------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                            1995       1995       1995        1995       1996       1996       1996        1996
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues:
    Information services................   $1,302     $1,198     $1,327      $1,560     $3,361     $3,303     $3,680     $  4,505
    Systems.............................       --         --         --          --         --         --         --          459
    Support and consulting services.....    1,894      1,742      1,931       2,268      1,804      2,045      1,839        4,999
                                           ------     ------     ------      ------     ------     ------     ------     --------
        Total net revenues..............    3,196      2,940      3,258       3,828      5,165      5,348      5,519        9,963
  Costs and expenses:
    Costs of information services.......      589        556        637         847      1,812      1,793      1,954        2,700
    Costs of systems....................       --         --         --          --         --         --         --          346
    Costs of support and consulting
      services..........................    1,236      1,168      1,338       1,782      1,407      1,421      1,300        1,966
    Selling, general and
      administrative....................      693        654        750         999      1,138      1,164      1,354        3,381
    Research and development............      656        619        709         945      1,114      1,233      1,333        1,996
    Amortization and depreciation.......       --         --         --          --        105        127        130          423
    Purchased in-process research and
      development.......................       --         --         --          --         --         --         --       12,574
    Severance and other restructuring
      charges...........................       --         --         --          --         --         --         --        1,215
                                           ------     ------     ------      ------     ------     ------     ------     --------
        Total costs and expenses........    3,174      2,997      3,434       4,573      5,576      5,738      6,071       24,601
                                           ------     ------     ------      ------     ------     ------     ------     --------
  Income (loss) from operations.........       22        (57)      (176)       (745)      (411)      (390)      (552)     (14,638)
  Other income (expense):
    Interest expense....................       --         --         --          --         (6)       (20)       (27)         (63)
    Interest and other income...........       --         --         --          --         19         68         59           62
                                           ------     ------     ------      ------     ------     ------     ------     --------
        Net income (loss)...............   $   22     $  (57)    $ (176)     $ (745)    $ (398)    $ (342)    $ (520)    $(14,639)
                                           ======     ======     ======      ======     ======     ======     ======     ========
        Net income (loss) per share.....   $ 0.01     $(0.02)    $(0.06)     $(0.25)    $(0.12)    $(0.09)    $(0.13)    $  (2.47)
                                           ======     ======     ======      ======     ======     ======     ======     ========
  Weighted average common shares........    2,995      2,995      2,995       2,995      3,284      3,959      3,959        5,926

LIQUIDITY AND CAPITAL RESOURCES

     From its inception, the Company principally funded its operations through borrowings of $3.5 million from CHS. In November 1995, CHHC made a capital contribution of $2.4 million to the Company which was used to repay indebtedness to CHS. During 1996, the Company repaid $1.1 million remaining in borrowings from CHS.

     In January 1996, CHHC made a cash capital contribution of $4.0 million to the Company. Additionally, in March 1996, the Company issued common stock in the amount of $3.1 million of which $2.2 million had been collected as of December 31, 1996.

     In January 1996, the Company established line of credit agreements which provided for aggregate borrowing of $2.5 million which had been fully drawn as of December 31, 1996. The cumulative proceeds from the Company's equity infusions and debt financings have provided sufficient funds to support the Company's operating activities. As of December 31, 1996, the Company had cash and cash equivalents of $3.4 million.

     The Company made capital expenditures (including capital leases) totaling approximately $400,000 and $1.3 million during 1995 and 1996, respectively. In January 1996, the Company completed the Simione Acquisition for $2.0 million in cash. In October 1996, the Company completed the IMHI Acquisition resulting in an increased cash balance of approximately $700,000.

     As of December 31, 1996, the Company had a working capital deficit of $1.2 million. The Company's current liabilities as of December 31, 1996 include customer deposits of $1.7 million and unearned revenues of $2.0 million which will not require the use of cash by the Company in the future.

     The Company believes that the net proceeds from the Common Stock to be sold by the Company in the offering, together with available funds and cash generated from operations, will be sufficient to meet the Company's operating requirements, assuming no change in the operation of the Company's business, for at least the next twelve months. While the Company continually evaluates potential acquisitions, the Company has no present agreements or commitments with respect to any acquisitions, nor are negotiations regarding any acquisitions currently ongoing.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, "Earnings per Share," which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter and year ending December 31, 1997, and, upon adoption, all prior-period earnings per share data presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 31, 1997 is not permitted. The restated basic and diluted earnings or loss per share to be reported upon adoption of SFAS No. 128 will not differ from amounts reported under existing accounting rules for all periods reported by the Company through December 31, 1996.

                                    BUSINESS

     The Company is a leading provider of integrated systems and services designed to enable home health care providers to more effectively operate their businesses and compete in a managed care environment. The Company offers two systems which provide a core platform of software applications and can also incorporate specialized selected modules to enable customers to generate and utilize comprehensive financial, operational and clinical information. The Company's Shared Resource Solution offers customers an outsourcing opportunity which incorporates the Company's proprietary NAHC IS system software. Under this arrangement, the Company operates a data center which stores customer data and allows them real-time, secure access through a wide area communications network. The Company's In-House Solution, STAT 2, offers similar functionality, but is licensed to customers for use on their own computer systems. In addition to these two systems solutions, the Company's home health care consulting services assist providers in addressing the challenges of reducing costs, maintaining quality, streamlining operations and re-engineering organizational structures. The Company also provides comprehensive agency support services which include administrative, billing and collection, training, reimbursement and financial management services, among others.

     The Company has recently introduced the following four new products: (i) MAPPScan, a point-of-care product for its Shared Resource Solution, which uses scanning technology to collect outcomes data by encounter and over an entire episode of care using a consistent methodology; (ii) STAT 2 Medical Records, a point-of-care product for its In-House Solution, which is designed to improve productivity by using handheld units to process patient information from the point-of-care; (iii) STATScan, a Windows-based imaging system, which scans and stores paper forms into a customer's STAT 2 system; and (iv) TELTime, an interactive voice response system, which records visit, mileage, payroll and billing data from field staff using telephones in place of computers.

     During 1996, the Company had over 500 customers nationwide, including hospital-based companies, large and small free-standing home health care providers, alternate-site care organizations, integrated delivery systems and government-managed organizations. The Company's customers include Columbia/HCA, Tenet Healthcare Corporation ("Tenet"), Home Health First, a Texas not-for-profit corporation whose members include Baylor Health Care System, Presbyterian Healthcare Home Health Services and The Visiting Nurse Association of Texas ("Home Health First"), Mercy Health Services, a Michigan not-for-profit corporation ("Mercy"), and Advocate Health System ("Advocate").

INDUSTRY OVERVIEW

     Home health care is one of the fastest growing segments of the health care industry, with total estimated expenditures having increased to approximately $35 billion in 1995, from approximately $13 billion in 1990. The increasing importance of home health care has principally been a result of significant economic pressures within the health care industry. In recent years, U.S. health care expenditures have increased rapidly and exceeded $1 trillion in 1995. In response to these escalating expenditures, payors, such as Medicare and managed care organizations, have applied increasing pressure on physicians, hospitals and other providers to contain costs. This pressure has led to the growth of lower cost alternate-site care, such as home health care, and to reduced hospital admissions and lengths of stay. In addition, home health care has grown rapidly as a result of advances in medical technology, which have facilitated the delivery of services in alternate sites, demographic trends, such as an aging population, and preferences among patients to receive care in their homes.

     Home health care consists of many elements, including skilled nursing, durable medical equipment ("DME"), intravenous and infusion therapy ("IV Therapy") and hospice. Historically, this industry has been highly fragmented and characterized by small, local providers offering a limited range of services. With the advent of managed care and integrated delivery systems, home health care providers have had to expand their geographic scope and range of product and service offerings in order to obtain referrals. In addition, the overall growth in the home health care industry has allowed providers to grow and realize increased operating efficiencies. As a result of these developments, the home health care industry has entered into a period of rapid consolidation.

     Medicare currently reimburses a majority of home health care services at amounts that cannot exceed the costs of services provided, resulting in a direct relationship between the number of home health care visits and reimbursements. As home health care expenditures have increased, HCFA, which administers Medicare reimbursement for home health care, has been attempting to contain these costs by a number of methods, including PPS, which would limit reimbursement to a fixed amount for all services rendered per episode of care. In addition to the potential impact of PPS, the growth in the number of Medicare members enrolling in managed care plans, which have also begun to take measures to contain costs, will have a significant impact on how providers may operate profitably.

     As a result of consolidation and measures to address ongoing cost pressures, home health care providers will increasingly require enhanced management expertise, specialized industry knowledge and standardized financial, operational and clinical information in order to compete. The Company believes that many existing home health care information systems are inadequate to address the changing needs of home health care providers. Generally, these systems were designed to generate patient billing information and cost reports for Medicare reimbursement, and, as a result, may be unable to provide the detailed information required for meaningful business analyses.

THE SIMIONE CENTRAL SOLUTIONS

     The Company offers a comprehensive set of solutions to address the changing needs of home health care providers which include information systems and support, consulting services and agency support services. The Company's systems and services are designed to enable home health care providers to generate and utilize comprehensive financial, operational and clinical information and address organizational issues in order to make informed decisions, more effectively operate their businesses and compete in a managed care and PPS environment. These solutions can be packaged and customized to serve the individual needs of customers.

[Graphic illustration listing in pyramid form the services and solutions offered by the Company.]

STRATEGY

     The Company's objective is to enhance its position as a leading provider of solutions to the home health care industry. Principal elements of the Company's strategy include:

        - Leverage Existing Customer Base. The Company currently has a base of over 500 customers nationwide. The Company believes that a significant opportunity exists to cross-sell its existing systems and services as well as introduce new systems and enhancements.

        - Generate Recurring Revenue. The Company generates recurring revenue through a combination of annually renewable maintenance agreements and multi-year service contracts. These sources of revenue collectively accounted for 29% of the Company's net revenues in

          1996. The Company also attempts to maximize recurring revenue opportunities through a combination of periodic system enhancements and comprehensive customer service.

        - Capitalize on Changing Industry Dynamics. As the home health care industry consolidates, the Company believes it is well positioned to increase its market share by leveraging its existing relationships with large providers such as Columbia/HCA and Tenet. The Company also believes its comprehensive solutions will become increasingly important to home health care providers as they address the challenges presented by health care reform and as integrated delivery systems become more prevalent.

        - Expand Through Acquisitions and Strategic Alliances. Through selective strategic acquisitions, the Company intends to continue to expand its system and service offerings, expand its customer base and increase its market share. The Company also intends to selectively establish strategic alliances to expand its system and service offerings and grow its distribution capabilities. For example, the Company has recently entered into a marketing agreement with IBM to leverage IBM's presence in the hospital and integrated delivery system marketplace.

        - Broaden System and Service Lines. The Company has recently released a Windows-based imaging system for medical records, an interactive voice response system and two automated clinical point-of-care products. The Company intends to continue to develop and enhance its systems and services, and is developing several new products and enhancements, including a mobile data collection clinical product, currently scheduled to be released in the third quarter of 1997.

SYSTEMS AND SERVICES

     The Company provides a comprehensive set of solutions for home health care providers through a broad range of systems and services, including: (i) two information systems, consisting of its Shared Resource Solution and its In-House Solution; (ii) software support services; (iii) comprehensive agency support services; and (iv) consulting services. These systems and services are designed to address the evolving operational, clinical, financial and strategic needs of home health care providers as illustrated below.

[Graphic illustration enumerating the various strategic, operational, financial and clinical needs of home health care providers.]

  INFORMATION SYSTEMS

     The Company offers two comprehensive and flexible software solutions to meet various customer's needs. Each of these solutions offers similar functionality and incorporates applications that address core requirements of home health care providers, including: patient intake; scheduling; human resources; accounts receivable; accounts payable; inventory management; point-of-care; and treatment plan modules, among others. These applications are designed to provide real-time reporting capabilities, speed information processing, reduce redundant data entry, improve efficiencies and assist management with making informed decisions. In addition to the core elements common to both solutions, the Shared Resource Solution provides occurrence tracking, purchase management, human resources and fixed asset management modules, while the In-House Solution provides hospice, IV Therapy, DME, imaging, telephony and cost report modules.

    [Graphic illustration of the various applications of the Shared Resource
     Solution and the In-House Solution and functionality migration of the solutions.]

     Shared Resource Solution. The Company's Shared Resource Solution offers an outsourcing opportunity which incorporates the Company's proprietary NAHC IS system software. Under this arrangement, the Company operates a data center which stores customer data and allows customers real-time, secure access through a wide area communications network. The services provided by the Company include processing access to computer and communication hardware, disaster recovery services, new technology and capacity upgrades and software support. NAHC IS host systems, which are maintained by IBM Global Services, can be accessed by customers using their own workstations or LAN-based PCs over secure network connections, which allow customers to input, modify, access and analyze data on a real-time basis.

     The Shared Resource Solution allows customers to reduce up-front capital costs and minimize the need for in-house technical personnel. Moreover, customers obtain immediate expansion capabilities and automatic system upgrades and enhancements. The Company believes that the Shared Resource Solution is well-suited for the needs of a consolidating industry since it allows customers to avoid having to deploy and maintain extensive networks. The Company prices its Shared Resource Solution under two different pricing models which result in recurring monthly user fees based on either the number of users accessing the system or the number of billed home health care visits. Revenues derived from contracts for these services typically range from several hundred thousand dollars to several million dollars per year.

     In-House Solution. For customers who have already made, or are planning to make, a significant investment in a data center, wide area communications network and information systems personnel, the Company offers its In-House Solution, STAT 2. STAT 2 is licensed to customers for use on their own computer system and allows them to manage their financial, operational and clinical data. Similar to the NAHC IS system, the STAT 2 system allows a customer to exchange clinical and financial information with external systems in either a real-time or batch mode through interface engine technology or customized interfaces. Customers obtain non-exclusive licenses of STAT 2 system software modules for a license fee and contract for annual maintenance and support services. The STAT 2 system can be loaded on a customer's existing customer hardware or on new hardware ordered by the Company on behalf of the customer for installed delivery. License fees are determined by the number of software modules licensed and by the number of users accessing the system and can range from thirty thousand dollars to a few million dollars.

     Functionality Migration. The Company currently has efforts underway to migrate the functionality of certain unique applications for accessibility under either solution. These efforts include migration of (i) MAPP and occurrence tracking capabilities to the STAT 2 system, and (ii) hospice, IV Therapy, DME, imaging and telephony capabilities to the NAHC IS system.

  NEW PRODUCTS

     MAPP. The Company has recently introduced initial versions of its Managed Avenues of Patient Progress ("MAPP") point-of-care products. These products are separately licensed from the NAHC IS system and offer a means of documenting the provision of home health care services and patient outcomes. MAPP collects outcomes data by encounter and over an entire episode of care using a consistent methodology for data collection. MAPP incorporates HCFA data elements and utilizes pre-defined pathways, which may be customized by the user and guide patient care delivery. The Company has developed a functional level of care model and over 80 clinical pathways related to specific medical diagnoses. MAPP also generates cost data associated with clinical care, tracks outcomes variances and records patient satisfaction. MAPP's clinical functionality is based on home health care specific clinical knowledgeware developed through years of practical application and clinical research.

     The Company has recently introduced MAPPScan, a version of MAPP, which will use scanning technology to input clinical data. The Company will be releasing a beta version of MAPP Plus, which will utilize fully-automated front-end data collection via a mobile, pen-based computer and will have enhanced data analysis capabilities. The Company is currently developing a version of MAPP which would integrate directly with NAHC IS system software modules and provide users with a seamless interface. Also under development is a palmtop version of MAPP, which would significantly lower a customer's hardware costs.

     STAT 2 Medical Records. STAT 2 Medical Records is designed to help In-House Solution customers improve patient care while reducing costs through improved productivity. STAT 2 Medical Records allows field staff, using handheld point-of-care units, to enter, update and transmit patient information from remote locations to the home office via modem connection, updating the central STAT 2 system on a real-time basis. Customers can use STAT 2 Medical Records to measure outcomes, establish or import clinical pathways and report on variances to a care plan. STAT 2 Medical Records is comprised of modules which are integrated with other clinical, financial and operational STAT 2 system software modules for collaborative reporting and analysis.

     STATScan. STATScan is a Windows-based imaging system which scans and stores paper forms into a customer's STAT 2 system. Documents are scanned, digitized, stored on optical disks, indexed according to user defined fields and recalled for instant use. STATScan also provides an automated workflow application which allows the user to define the flow of image information to various groups within the organization. STATScan also provides increased security and control of information, faster information retrieval and an enhanced ability to share information in a real-time environment.

     TELTime. TELTime is an interactive voice response system which records visit, mileage, payroll and billing data from field staff using telephones in place of computers. This data can be automatically exported into the STAT 2 system payroll and billing modules. TELTime is designed to provide users with a more cost effective way to record data and produce records, and can accelerate a customer's billing activities.

  SERVICE SOLUTIONS

     Software Support Services. The Company believes that providing comprehensive software support services to customers is critical to its success in the home health care industry. The Company employs 86 professionals dedicated to this effort who provide the following services:

     Implementation:         Implementation services include an assessment of
                             existing customer business processes, project planning, system training, business process re-engineering and data conversion assistance.

     Training:               Training services are offered on a continuing basis
                             to existing customers either at the customer's site or at a Company location.

     Software Support:       The Company offers on-call telephone software
                             support seven days a week and provides maintenance releases on a periodic basis. Releases of new STAT
                             2 system software enhancements are generally made available to customers annually. NAHC IS system software enhancements are made available to customers as they are released.

     Technical Consulting:   The Company provides software customization and
                             integration, technical audits of the customer's information systems, integration and network planning, and strategic and tactical information systems planning.

     Under the In-House Solution, software support services represent a source of recurring revenue, as these services are provided through annual renewable service contracts. Support services for the Shared Resource Solution, however, are included as part of the service fee paid by the customer. Other services are generally charged on a time and materials usage basis. The Company's technical personnel also provide on-site and on-call hardware support in conjunction with its STAT 2 system.

     Consulting Services. The Company's home health care consulting services assist providers in addressing the challenges of a managed care and PPS environment, such as reducing the cost of delivering care while maintaining or improving quality of care, streamlining operational structures and re-engineering organizational structures. The Company's consulting operations, which were acquired in January 1996, have been providing consulting advice to the home health care industry since 1963. The consulting staff is comprised of 27 professionals with home health care industry specific experience. Consulting engagements generally focus on:

Strategic Planning          Marketing Studies       Acquisition Due Diligence
Operational Reviews         Business Valuations     Quality Assurance Reviews
Reimbursement Consultation  Organizational Reviews  Operational Re-engineering
Medicare Compliance         Medical Records         Cost Report Preparation

     The Company provides consulting services on a time and materials usage basis. The Company believes that its consulting services group effectively complements its information systems and services, provides a valuable outlook on the changing home health care industry and is a source of innovative ideas for the Company's information systems enhancements. Furthermore, consulting services are designed to build new customer relationships and provide opportunities for the sale of additional information systems and services.

     Agency Support Services. For home health care providers seeking to address the challenges posed by changing industry dynamics, the Company provides comprehensive agency support services to supplement their core competencies. The Company's agency support services provide day-to-day personnel outsourcing for certain critical customer operational functions. For new customers, the Company will initially analyze and re-engineer, as appropriate, all aspects of a customer's home health care operation. These services are provided by over 50 home health care specialists. This combination of services is designed to enable customers to create an efficient organizational structure that seeks to provide both cost-effective results and promotes the delivery of high quality patient care. Components of these services include:

Management Oversight    Clinical Program Development    Compliance & Ethics Audits
Training & Development  Fiscal Intermediary Relations   Community Awareness Programs
Human Resources         Operations/Systems Management   Accounting Support
Reimbursement Planning  Billing/Collection              Budget Preparation/Analysis

     The Company provides agency support services under multi-year contracts. Fees for these services are billed monthly. The Company believes the delivery of agency support services provides another valuable opportunity to introduce its information systems and services to an additional customer base.

CUSTOMERS

     During 1996, the Company had over 500 customers nationwide, including hospital-based companies, large and small free-standing home health care providers, alternate-site care organizations, integrated delivery systems and government-managed organizations. The Company's customers include Columbia/HCA, Tenet, Home Health First, Mercy and Advocate. The Company presently anticipates that Columbia/HCA will account for a substantial portion of the Company's consolidated net revenues for the current fiscal year. A significant number of the Columbia/HCA contracts provide that the pricing terms may be renegotiated in the event that HCFA replaces the current cost-based Medicare reimbursement system for home health care with PPS, providing for fix payments per episode of care. In addition, the Columbia/HCA contracts provide for a reduction in the payments to the Company in the event and to the extent that such payments are determined not to be a reimbursable cost under Medicare. Although the Company believes that such payments are reimbursable, certain components of such reimbursements have been subject to increasing scrutiny and there can be no assurance that payments under the Columbia/HCA contracts will not be subject to challenge. Except for Columbia/HCA, no other customer account is expected to account for 10% or more of the Company's consolidated net revenues during the year ending December 31, 1997. Some of the Company's representative customers include:

HOSPITAL-BASED                                 ALTERNATE-SITE
Columbia/HCA Healthcare Corporation            APRIA Health Care Group
Mercy Health Services                          Karmanos Cancer Institute
Mount Sinai Medical Center Home Health Agency  Massachusetts Easter Seal Society
Tenet Healthcare Corp.                         Valentine Services Company, Inc.
FREE STANDING FOR PROFIT                       INTEGRATED DELIVERY SYSTEMS
Associated Professional Home Health Care       Health Group of Alabama
Lifetime Medical Home Care                     Home Health First
Nurses Unlimited                               Sisters of Providence in Oregon
Shamrock VN and HHA Agency                     University of Penn Health Systems
FREE STANDING NOT-FOR-PROFIT                   GOVERNMENT-MANAGED
Advocate Health System                         Community Home Health Agency, Rochester, NY
VNA of Greater Philadelphia                    Orleans County Health Department, Milwaukee, WI
VNS of Greater Woonsocket                      Putnam County Health Department, Brewster, NY
VNA Health Care, Inc.                          South Carolina Department of Health, Columbia, SC

SALES AND MARKETING

     The Company markets its systems and services through a direct sales force which consists of two national sales managers and 11 sales representatives located throughout the United States. The Company also employs a marketing and sales support staff of 13 people to assist its sales force. Recognizing the importance of maintaining good communication and obtaining valuable input from its customers, the Company sponsors national user group meetings. Regional user groups have also been established to discuss customer comments, suggestions, industry trends and related system issues.

     Strategic Relationships. The Company has entered into a cooperative marketing agreement with IBM, whereby IBM health care marketing representatives will market and receive commissions related to the sales of the Company's systems. The Company believes that this relationship should provide additional opportunities focused primarily on the hospital and integrated delivery system marketplace. In addition, NAHC Plus, Inc., a wholly-owned for-profit subsidiary of the National Association for Home Care and Hospice ("NAHC"), has exclusively licensed its name to the Company for use in connection with the Company's NAHC IS system. The Company believes that this endorsement and the Company's relationship with NAHC Plus, Inc. should be beneficial to the Company in its marketing efforts as it provides a direct link to the home health care industry's main trade association and its members. The Company is also exploring other strategic alliances to broaden its sales and marketing activities.

BACKLOG

     The Company had backlog associated with its In-House Solution of $4.9 million at December 31, 1996. Backlog consists of the unrecognized portion of contractually committed software license fees, hardware, estimated installation fees and professional services. The length of time required to complete an implementation depends on many factors outside the control of the Company, including the state of the customer's existing information systems and the customer's ability to commit the personnel and other resources necessary to complete the implementation process. As a result, the Company may be unable to predict accurately the amount of revenue it will recognize in any period and, therefore, can make no assurances that the amounts in backlog will be recognized in the next twelve months.

     The Company enters into multi-year contracts with its customers in connection with its Shared Resource Solution. In general, these contracts provide for the payment of monthly fees based on the number of billed home care visits made by the customer. Accordingly, the Company does not maintain a backlog with respect to its Shared Resource Solution.

TECHNOLOGY

     The NAHC IS host systems, built around IBM AS/400 RISC technology, are located in a secure and commercially hardened IBM Global Services data center site. Access to these host systems is provided via a secure, fully-managed, multi-protocol wide area network, which is also maintained by IBM Global Services. Customers can interface with the NAHC IS system through a wide range of deployable site/desktop technologies. The NAHC IS system also incorporates certain financial applications provided by Infinium Software, Inc. (formerly known as Software 2000, Inc.).

     The STAT 2 system operates on multiple operating systems and is designed for use on microcomputers, LAN-based PCs, IBM RS/6000 and DEC Alpha hardware. The STAT 2 system can be implemented on client/server or host/dumb terminal architecture and offers SQL-compliant databases in both configurations. The system allows any Windows SQL report writer to access the STAT 2 system database and to merge data with other customer SQL-compliant databases. Similar to the NAHC IS system, the STAT 2 system allows a customer to exchange clinical and financial information with external systems in either a real-time or batch mode through interface engine technology or customized interfaces.

     The Company's systems are dependent upon many third-party software and hardware products and related services, including Infinium Software, Inc. and IBM Global Services. There can be no assurance that financial or other difficulties experienced by such third-party vendors will not have an adverse effect on the Company's abilities to provide its systems or that the Company will be able to replace such third-party products and services if they become unavailable.

RESEARCH AND DEVELOPMENT

     The Company maintains a staff of approximately 71 programmers, systems analysts, quality assurance analysts and documentation specialists who monitor developments in the computer software and health care industries and who continuously work to enhance the Company's systems. The Company's research and development expenses were approximately $5.7, $2.9 and $2.2 million for the years ended 1996, 1995 and 1994, respectively. In addition, the Company incurred approximately $12.6 million of purchased in-process research and development expense in 1996 related to the IMHI Acquisition.

     NAHC IS system research and development plans include integration of the MAPP handheld technology, introduction of standards-based database technology, integration compatibility with other systems, incorporation of fifth generation design methodologies and implementation of open architecture. STAT 2 system research and development plans include upgrading key modules to a graphical user interface. Additionally, STATScan is being enhanced with data capture capabilities which are expected to enable customers to eliminate time card and billing data entry, thereby reducing staff costs.

     Under joint development for both the NAHC IS and STAT 2 systems are two new features. The first is a mobile client, based on Lotus Notes, which could become web-enabled and operate as a laptop or portable device that supports Windows CE. The second feature would allow a customer's staff to scan medical records into the host application to reduce redundant data entry, providing a cost-effective approach for customers whose business model does not support full deployment of handheld technology.

     The Company recognizes the need to respond to the rapid technological change that is occurring in the software and health care industries. There can be no assurance, however, that the Company will be able to develop products on a timely basis or that its future products will fully address the needs of its current or prospective customers.

COMPETITION

     Competition in the market for home health care information systems and services is intense and is expected to increase. The Company believes that the primary factors affecting competition are system performance and reliability, customer support, service, system flexibility and ease of use, pricing, potential for providing enhancements, reputation and financial stability. The Company's competitors include other providers of home health care information systems and services, management companies and home health care consulting firms. Furthermore, other major health care information companies not presently offering home health care information systems, or major information system companies not currently in the health care industry, could develop the technology and enter the Company's markets. The Company believes its most significant competitors are Delta Health Systems (owned partially by Shared Medical Systems Corp.), Springfield Products Group (formerly known as Management Software, Inc. and owned by HBO & Co.), Patient Care Technologies, Inc. (partially owned by Meditec), Home Care Information Systems, Inc. (recently acquired by Medic Computer Systems, Inc.), and the home health care management division of Olsten Corp. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. In addition, many of the Company's competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than the Company. Many of the Company's competitors also currently have, or may develop or acquire, substantial installed customer bases in the home health care industry. As a result of these factors, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their systems and services than the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.

PROPRIETARY RIGHTS AND PRODUCT PROTECTION

     The Company has registered the service mark "InfoMed" and owns the copyrights on its STAT 2 system. The Company also has pending applications to register trademarks related to its MAPP product. The Company depends upon a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect its proprietary rights. There can be no assurance that the legal protections afforded to the Company or the precautions taken by the Company will be adequate to prevent misappropriation of the Company's technology. In addition, these protections do not prevent independent third-party development of functionally equivalent or superior technologies, systems or services, or the obtaining of a patent with respect to the Company's technology by third parties. Any infringement or misappropriation of the Company's proprietary software could have a material adverse effect on the Company. As the number of home health care software information systems increases and the functionality of these systems further overlap, health care information systems may increasingly become subject to infringement claims. Third parties have asserted trademark and patent infringement claims against the Company. Although there has been no litigation with respect to such claims, there can be no assurance that the Company will not be subject to litigation in the future or additional infringement claims. The Company believes that its current systems and products do not infringe on the patent or trademark rights of any third parties. There has, however, been substantial litigation and uncertainty regarding copyright, patent and other intellectual property rights involving computer software companies and there can be no assurance that the Company will prevail in any infringement litigation brought against it. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such claims or litigation may require the Company to cease selling certain systems or products, obtain a license and/or pay damages, any of which could also have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION AND HEALTH CARE REFORM

     The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of home health care organizations. During the past several years, the United States health care industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates, and certain proposals to reform various aspects of the United States health care system have periodically been considered by Congress. These proposals may result in increased government involvement in home health care and otherwise change the operating environment for the Company's customers. Home health care organizations may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments in the Company's systems and services. The Company cannot predict what impact, if any, such factors might have on its business, financial condition and results of operations.

     The confidentiality of patient records and the circumstances under which such records may be released for inclusion in databases maintained on the Company's systems are subject to substantial regulation by state governments and certain federal legislation governing specialized medical information and records. Although compliance with these laws and regulations is principally the responsibility of the hospital, physician or other home health care provider with access to the Company's information systems, regulations governing patient confidentiality rights are evolving rapidly. For example, the Health Insurance Portability and Accountability Act of 1996 includes provisions directing the Secretary of the Department of Health and Human Services to adopt standards governing the electronic transmission of data in connection with a number of transactions involving health information, including submission of health claims. These standards are to cover security measures and safeguards with respect to health information, as well as standardization of data, assignment of identifiers and authentication of electronic signatures. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of such information to implement additional security measures which may be difficult to implement and costly to the Company. There can be no assurance that changes to state or federal laws and regulations will not materially restrict the ability of home health care providers to submit information from patient records to the Company's systems or impose requirements which are incompatible with the Company's current systems.

     The FDA is responsible for assuring the safety and effectiveness of medical devices under the Federal Food, Drug and Cosmetic Act. Computer products are subject to regulation when they are used or are intended to be used in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the body. Although the Company believes that its systems are not subject to FDA regulation, the FDA could determine in the future that predictive applications of the Company's systems could make them clinical decision tools subject to FDA regulation. Compliance with FDA regulations could be burdensome, time consuming and expensive. The Company also could become subject to future legislation and regulations concerning the manufacture and marketing of medical devices and health care information systems. These could increase the costs and time necessary to market new systems and could affect the Company in other respects not presently foreseeable. The Company cannot predict the effect of possible future legislation and regulation.

EMPLOYEES

     As of April 3, 1997, the Company employed approximately 307 employees. The Company believes that its future success depends in large part upon recruiting, motivating and retaining highly skilled and qualified employees in all aspects of the Company's business. None of the Company's employees is represented by a labor union. The Company believes that its employee relations are good.

PROPERTIES

     The Company's principal executive offices are located at 6600 Powers Ferry Road, Atlanta, Georgia 30339. The principal executive offices consist of approximately 61,940 square feet under two separate subleases that expire on December 31, 1997 and December 31, 2002.

     The Company also leases approximately 20,291 square feet of office space in Pompano Beach, Florida pursuant to a lease that expires on December 31, 2000, and approximately 6,500 square feet of office space in Hamden, Connecticut pursuant to a month-to-month lease. The landlords of both of these offices are companies comprised of certain directors and related parties of the Company. See "Certain Transactions." In addition, the Company leases small offices in Westborough, Massachusetts and Pennington, New Jersey.

     The Company believes that its present facilities are adequate to meet the Company's current and foreseeable needs.

LEGAL PROCEEDINGS

     While the Company is periodically involved in litigation incidental to its business, there are no material legal proceedings to which the Company or any of its subsidiaries is a party that would have a material adverse effect on the business, financial condition and results of operations of the Company.

                                   MANAGEMENT

     The executive officers and directors of the Company, and their respective ages and positions, are as follows:

NAME                                        AGE                    POSITION
----                                        ----                   --------
Gary M. Bremer............................   57   Chairman of the Board
James R. Henderson........................   51   President and Chief Executive Officer and
                                                    Director
William J. Simione, Jr....................   55   Vice Chairman of the Board and Executive
                                                    Vice President
Gary W. Rasmussen.........................   42   Chief Operating Officer
Lori Nadler Siegel........................   33   Chief Financial Officer and Treasurer
James A. Tramonte.........................   46   General Counsel and Secretary
Murali Anantharaman(1)....................   39   Director
Richard D. Jackson(2).....................   59   Director
Barrett C. O'Donnell(1)(2)................   43   Director

------------------------------

(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     Gary M. Bremer has served as Chairman of the Board of the Company since October 8, 1996 and served as the Company's Chief Executive Officer from October 8, 1996 to April 10, 1997. Mr. Bremer has also served as the Chairman of the Board and Chief Executive Officer of CHMS since September 1991. From 1978 until October 1996, Mr. Bremer served as President and Chief Executive Officer of CHHC and CHS. Mr. Bremer has also served as a director of NAHC since 1987. Mr. Bremer has 22 years of experience in the home health care industry.

     James R. Henderson has served as Chief Executive Officer of the Company since April 10, 1997 and has served as President of the Company since October 8, 1996. Mr. Henderson has also served as the President of CHMS since September 1996 and as a director of the Company and CHMS since October 8, 1996 and December 1996, respectively. From July 1992 to November 1995, Mr. Henderson served as Executive Vice President for National Data Corporation, an information services company. From February 1991 to June 1992, he served as Executive Vice President, Worldwide Sales, Marketing and Operations, of QMS, Inc., a computer hardware company. From 1987 to January 1992, he served as Executive Vice President of Dun and Bradstreet Software Services, Inc., a client server software solutions company. Mr. Henderson has 29 years of experience in the information services industry.

     William J. Simione, Jr. is a certified public accountant who has served as Vice Chairman of the Board and Executive Vice President of the Company since October 8, 1996, and has 31 years of experience in the home health care industry. From January 1996 until October 1996, Mr. Simione served as the President of Simione Central, Inc., a wholly-owned subsidiary of CHMS ("SCI"). From January 1975 until December 1995, Mr. Simione was Managing Partner of the Home Health Care Consulting Division of Simione & Simione. Since September 1995, Mr. Simione has also served as a director and an audit committee member of Personnel Group of America, Inc., a leading provider of personnel staffing and home health services.

     Gary W. Rasmussen is a certified public accountant who has served as Chief Operating Officer of the Company and CHMS since October 8, 1996 and June 1996, respectively. From June 1996 to October 1996, Mr. Rasmussen served as Chief Operating Officer of CHHC. He also served as Chief Financial Officer of CHHC from January 1996 to May 1996, and as Chief Financial Officer of CHS from October 1994 to December 1995. Mr. Rasmussen served as Chief Financial Officer of Surgical Health Corporation, an outpatient surgery center company, from May 1992 until September 1994, and was an Audit Partner with Ernst & Young LLP from October 1987 to May 1992.

     Lori Nadler Siegel is a certified public accountant who has served as the Chief Financial Officer and Treasurer of the Company and CHMS since October 8, 1996 and June 1996, respectively. From June 1996 to October 1996, Ms. Siegel served as Chief Financial Officer of CHHC. From January 1995 until May 1996, Ms. Siegel served as Assistant Vice President of Finance for CHS after holding various accounting and finance positions at CHS from July 1991 until December 1994.

     James A. Tramonte is a certified public accountant who has served as General Counsel and Secretary of the Company since October 8, 1996 and as General Counsel of CHMS since October 1995.

Mr. Tramonte has also served as Secretary of CHMS since September 1996. He previously served as General Counsel of CHHC from January 1996 to October 1996 and was Deputy General Counsel of CHS from April 1993 through December 1995. He served in the capacity of counsel with the Atlanta law firm of Glass, McCullough, Sherrill & Harrold from January 1993 to March 1993, and from 1988 through December 1992, Mr. Tramonte was a partner with the Atlanta law firm of Hurt, Richardson, Garner, Todd & Cadenhead.

     Murali Anantharaman has served as a director of the Company since October 8, 1996. From January 1996 to October 8, 1996, Mr. Anantharaman was a director of IMHI. Mr. Anantharaman has been a partner at EGL Holdings, Inc. ("EGL"), a venture capital firm, since 1987.

     Richard D. Jackson has served as a director of the Company since December 1996. Mr. Jackson served as Vice Chairman of First Financial Management Corp., a financial services company, from January 1995 to August 1996 and as Chief Operating Officer and Senior Executive Vice President from June 1993 to December 1995. From 1990 through May 1993, he served as Vice Chairman and Chief Executive Officer of Georgia Federal Bank, Atlanta, Georgia. Mr. Jackson is currently a director of ANACOMP, Inc., a service provider to and manufacturer of micrographic machines and equipment, and of Schweitzer Mauduit International, Inc., a manufacturer of tobacco papers and wrappers.

     Barrett C. O'Donnell has served as a director of the Company since October 8, 1996. Mr. O'Donnell served as Chairman of the Board of IMHI from October 1992 to October 8, 1996 and as Chief Executive Officer from November 1994 to October 8, 1996. From 1978 to present, Mr. O'Donnell has been Chairman of the Board, President and Chief Executive Officer of O'Donnell Davis, Inc. ("ODD"), a consulting and investment advisory services company.

     All directors are elected annually by the holders of Common Stock. Each director holds office until the next Annual Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal.

DIRECTOR COMPENSATION

     Directors who are officers of the Company receive no additional compensation for serving on the Board of Directors. Directors who are not officers of the Company, except Messrs. Anantharaman and O'Donnell, receive fees of $1,000, $500 and $250 for each Board, Committee, and telephone meeting, respectively, attended. All directors receive reimbursement for certain expenses in connection with attendance at Board and Committee meetings. Further, upon election to the Board of Directors, each outside director will be entitled to receive an option for 5,000 shares of Common Stock with the exercise price equal to the fair market value of the Common Stock on the date of the grant and vesting in three equal annual installments. See "-- Stock Plans -- Director Option Plan."

     The Company has a verbal consulting arrangement with ODD, a consulting and investment advisory services company, whereby ODD provides consulting services on general business operations and corporate investments and assistance with respect to merger or acquisition opportunities. Mr. O'Donnell, a director of the Company, is the Chairman of the Board, President and Chief Executive Officer and a 75% stockholder of ODD. Currently, ODD is paid $12,000 per month plus expenses for such services. The fees were determined by negotiation between the parties. The amount paid to ODD by IMHI for consulting services totaled $122,570, $155,901 and $157,064, including expenses, in the years ended December 31, 1994, 1995 and 1996, respectively. For the year ended December 31, 1996, the Company paid $43,749, including expenses, for such consulting services. See "Certain Transactions."

     The Company has a consulting agreement with EGL, a venture capital firm, whereby EGL provides consulting services on general business operations and corporate investments including financial analysis, review of industry trends and assistance with respect to merger or acquisition opportunities. EGL and the Company have agreed to terminate this consulting agreement immediately prior to the consummation of this offering. Mr. Anantharaman, a director of the Company, is a partner of EGL. The consulting agreement expires on June 30, 1999 and provides for a monthly consulting fee of $5,000 plus expenses. The fees were determined by negotiation between the parties. The amount paid to EGL by IMHI under the consulting agreement totaled $44,530, $64,868 and $49,346, including expenses, in the years ended December 31, 1994, 1995 and 1996, respectively. For the year ended

December 31, 1996, the Company paid $15,000, including expenses, under the consulting agreement. See "Certain Transactions."

     Prior to becoming a director of the Company, Mr. Jackson was paid an aggregate of $11,000 for assistance with a series of strategic planning meetings during the summer of 1996. See "Certain Transactions."

     For a description of certain options granted to certain directors of the Company, see "-- Grants of Stock Options." In addition to the option grants described in such section, options for an aggregate of 83,019 shares of Common Stock were granted to EGL by IMHI at an exercise price of $6.25 per share on September 23, 1996. Mr. Anantharaman, a director of the Company, is a partner of EGL. Additional options for 25,000 shares of Common Stock and 66,981 shares of Common Stock were granted to ODD by IMHI at an exercise price of $7.00 per share on August 28, 1996, and $6.25 per share on September 23, 1996, respectively. Mr. O'Donnell, a director of the Company, is the Chairman of the Board, President and Chief Executive Officer and a 75% stockholder of ODD.

BOARD COMMITTEES

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's accounting practices and financial results, consults with and reviews the services provided by the Company's independent accountants and reviews and approves (with the concurrence of a majority of the disinterested directors of the Company) transactions, if any, with affiliated parties. The current members of the Audit Committee are Messrs. Anantharaman and O'Donnell. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all the executive officers of the Company, administers the Company's compensation and benefit plans, and reviews general policies relating to compensation and benefits of employees of the Company. The current members of the Compensation Committee are Messrs. Jackson and O'Donnell.

EXECUTIVE COMPENSATION

  Compensation Summary

     The following table sets forth all compensation paid by IMHI and the Company for the years ended December 31, 1996, 1995 and 1994 to the Chief Executive Officer and to certain other most highly compensated executive officers (together, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                       ANNUAL COMPENSATION(1)      --------------------
                                     ---------------------------   NUMBER OF SECURITIES    ALL OTHER
                                             SALARY      BONUS      UNDERLYING OPTION     COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR     ($)         ($)           GRANTS(#)             ($)
---------------------------          ----   --------    --------   --------------------   ------------
Gary M. Bremer.....................  1996   $340,000(3) $ 40,000         183,324            $  8,656(4)
  Chairman of the Board and          1995         --          --              --                  --
  former Chief Executive Officer(2)  1994         --          --              --                  --
Barrett C. O'Donnell...............  1996         --          --          91,981             186,533(6)
  Former Chairman of the             1995         --          --          45,000             111,103(6)
  Board and Chief                    1994         --          --              --             120,170(6)
  Executive Officer of IMHI(5)
James R. Henderson.................  1996    225,000(3)       --         202,526                  --
  President and Chief Executive      1995         --          --              --                  --
  Officer                            1994         --          --              --                  --
William J. Simione, Jr.............  1996    300,000(3)       --          60,557                  --
  Vice Chairman of the Board and     1995         --          --              --                  --
  Executive Vice President           1994         --          --              --                  --
Gary W. Rasmussen..................  1996    200,000(3)       --          24,773               4,344(4)
  Chief Operating Officer            1995         --          --              --                  --
                                     1994         --          --              --                  --

                                                                        LONG-TERM
                                                                       COMPENSATION
                                       ANNUAL COMPENSATION(1)      --------------------
                                     ---------------------------   NUMBER OF SECURITIES    ALL OTHER
                                             SALARY      BONUS      UNDERLYING OPTION     COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR     ($)         ($)           GRANTS(#)             ($)
---------------------------          ----   --------    --------   --------------------   ------------
James A. Tramonte..................  1996    150,000(3)       --          24,773               3,794(4)
  General Counsel and                1995         --          --              --                  --
  Secretary                          1994         --          --              --                  --
Jay Shevins........................  1996    173,891          --              --               2,900(8)
  Former Senior                      1995    193,193       1,275              --                  --
  Vice President of IMHI(7)          1994    189,303         250           5,750               6,842(8)

------------------------------

(1) Does not include the value of perquisites and other personal benefits provided to the Named Executive Officers which in the aggregate did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus.
(2) Mr. Bremer served as Chief Executive Officer of the Company from October 8, 1996 until April 10, 1997.
(3) Represents the annualized salary the executive officer would have received had he joined the Company on January 1, 1996. Messrs. Bremer, Henderson, Simione, Rasmussen and Tramonte joined the Company on October 8, 1996. The annualized salary set forth herein is based on payments made by the Registrant from October 8, 1996 until December 31, 1996.
(4) Represents life insurance and disability insurance premium payments.
(5) Mr. O'Donnell served as Chairman of the Board and Chief Executive Officer of IMHI until October 8, 1996.
(6) Represents amounts paid to ODD by IMHI and the Company for consulting and investment advisory services. Mr. O'Donnell is the Chairman of the Board, President and Chief Executive Officer and a 75% shareholder of ODD. See
    "-- Director Compensation."
(7) Mr. Shevins served as Senior Vice President of IMHI until October 8, 1996. Mr. Shevins continues to serve as Senior Vice President of InfoMed, Inc., a subsidiary of the Company.
(8) Represents reimbursements for certain medical expenses.

GRANTS OF STOCK OPTIONS

     The following table sets forth certain information with respect to individual grants of stock options by IMHI and the Company to the Named Executive Officers during the year ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                          POTENTIAL
                                                                                         REALIZABLE
                                                                                          VALUE AT
                                              INDIVIDUAL GRANTS                            ASSUMED
                              --------------------------------------------------       ANNUAL RATES OF
                               NUMBER OF     % OF TOTAL                                  STOCK PRICE
                              SECURITIES      OPTIONS                                 APPRECIATION FOR
                              UNDERLYING     GRANTED TO    EXERCISE                    OPTION TERM(1)
                                OPTIONS     EMPLOYEE IN     PRICE     EXPIRATION   -----------------------
NAME                          GRANTED(#)    FISCAL YEAR     ($/SH)       DATE        5%($)        10%($)
----                          -----------   ------------   --------   ----------   ----------   ----------
Gary M. Bremer..............    165,157       18.09%        $ 3.16      1/18/06    $  328,218   $  831,768
                                 18,167         1.99          5.00      9/04/06        57,126      144,768
Barrett C. O'Donnell........     25,000         2.74          7.00      8/28/06       110,057      278,905
                                 66,981         7.34          6.25      9/23/06       263,275      667,190
James R. Henderson..........     27,526         3.02          5.00      9/04/06        86,555      219,347
                                175,000        19.17         10.50     10/08/06     1,155,594    2,928,502
William J. Simione, Jr......     38,536         4.22          3.16      1/18/06        76,583      194,076
                                 22,021         2.41          5.00      9/04/06        69,244      175,479
Gary W. Rasmussen...........      2,752          .30          3.16      1/18/06         5,469       13,860
                                 22,021         2.41          5.00      9/04/06        69,244      175,479
James A. Tramonte...........      2,752          .30          3.16      1/18/06         5,469       13,860
                                 22,021         2.41          5.00      9/04/06        69,244      175,479
Jay Shevins.................         --           --            --           --            --           --

---------------

(1) The dollar amounts under these columns represent the potential realizable value of each grant of option assuming that the market price of the Common Stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the Commission and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock. The actual value, if any, that an executive officer may ultimately realize will depend on the excess of the stock price over the exercise price on the date the stock option is exercised. Therefore, there can be no assurance that the value realized by an executive officer upon actual exercise of the stock options granted in 1996 will be at or near the Potential Realizable Value indicated in the table.

STOCK OPTION EXERCISES AND FISCAL YEAR END STOCK OPTION VALUE

     The following table sets forth information concerning the exercise of stock options and the value of unexercised stock options held at the end of the fiscal year ended December 31, 1996 by each Named Executive Officer.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 1996

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF IN-THE-MONEY
                                                              OPTIONS AT                    OPTIONS AT
                               SHARES       VALUE        DECEMBER 31, 1996(#)         DECEMBER 31, 1996($)(1)
                             ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                         EXERCISE(#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   --------   -----------   -------------   -----------   -------------
Gary M. Bremer.............    $    --     $    --      165,157         18,167      $  902,583      $  65,855
Barrett C. O'Donnell.......         --          --      252,581             --       1,347,996             --
James R. Henderson.........         --          --           --        202,526              --         99,782
William J. Simione, Jr.....         --          --       38,536         22,021         210,599         79,826
Gary W. Rasmussen..........         --          --        2,752         22,021          15,040         79,826
James A. Tramonte..........         --          --        2,752         22,021          15,040         79,826
Jay Shevins................         --          --        7,110             --          25,087             --

---------------

(1) Dollar values were calculated by determining the difference between the fair market value of the underlying securities at year-end ($8.625 per share) and the exercise price of the options. Fair market value of the underlying securities at year-end reflects the Stock Split and assumes that the fair market value of such underlying securities would have in fact increased from $4.3125 (actual) per share to $8.625 (adjusted) per share.

EMPLOYMENT AGREEMENTS

     The Company has an employment agreement with Mr. Gary M. Bremer, its Chairman of the Board. The agreement provides for an initial base salary of $329,000 and, commencing in 1997, an annual bonus of $70,000 if the Company achieves certain financial results. In addition, Mr. Bremer receives up to $46,000 per year for certain car, membership and insurance allowances. The agreement was signed on December 10, 1996 and has an initial three year term which will renew for additional one year terms unless terminated by either party. The agreement further provides that if Mr. Bremer is terminated for any reason other than for cause (as defined in the agreement), or if Mr. Bremer terminates the agreement for good reason (as defined in the agreement), he shall be entitled to the compensation remaining under the current term of the agreement. The agreement contains non-compete provisions restricting Mr. Bremer during the term of the agreement and for one year thereafter.

     SCI has an employment agreement with Mr. William J. Simione, Jr., Vice Chairman of the Board and an Executive Vice President of the Company. The agreement provides for a base salary of $300,000 plus certain benefits and a potential bonus to be paid at the discretion of the Board of Directors. The agreement was signed on January 1, 1996 and has an initial five year term that can be renewed for additional one year terms unless terminated by either party. The agreement provides for different severance payments if there is a change in control of the Company based upon the circumstances and timing of Mr. Simione's termination of employment with respect to the change in control. The agreement also contains a non-compete provision restricting Mr. Simione during the term of the agreement and for one year thereafter.

STOCK PLANS

     Director Option Plan. The Company maintains the Simione Central Holdings, Inc. 1997 Nonqualified Formula Stock Option Plan (the "Director Plan"). The Board of Directors has reserved 25,000 shares of Common Stock for issuance pursuant to awards that may be made under the Director Plan subject to adjustment as provided therein. The number of shares of Common Stock associated with any forfeited option are added back to the number of shares that can be issued under the Director Plan.

     The awards under the Director Plan are determined by the express terms of the Director Plan. The Director Plan will be administered by a committee (the "Committee"), the members of which are appointed by the Board of Directors. The Committee will consist of at least one or more members of the Board of Directors who will not receive a grant of an option under the Director Plan and who are not currently eligible to receive a grant of an option under the Director Plan. The members of the Committee are currently Mr. James R. Henderson and Mr. William J. Simione, Jr. The Committee will have the authority in its sole discretion to interpret the Director Plan, to grant options under and accordance with the provisions of the Director Plan, and to make all other determinations and to take all other actions it deems necessary or advisable for the implementation and administration of the Director Plan.

     Only nonemployee directors of the Company are eligible to participate in the Director Plan. The Director Plan contemplates awards that are granted upon a nonemployee director's initial appointment to the Board of Directors providing an option to purchase 5,000 shares of Common Stock at a price per share exercise price equal to the then fair market value of a share of Common Stock.

     The Director Plan was effective on January 1, 1997 and will continue to be effective until ten years after the earlier of the effective date of the Director Plan or the date the stockholders approve the Director Plan, unless sooner terminated by the Board of Directors.

     The number of shares of Common Stock reserved for issuance upon exercise of options granted under the Director Plan, the number of shares of Common Stock subject to outstanding options and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effective without receipt of consideration. The number of shares of stock subject to options granted in connection with awards are also subject to adjustment in such events. In the event of certain corporate reorganizations and similar events, the options may be adjusted or, with regard to vested options, cashed out depending upon the nature of the event. As of April 1, 1997, options for 5,000 shares of Common Stock have been granted under the Director Plan.

     1996 Stock Option Plan. The Company maintains the 1996 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the grant of incentive stock options and non-qualified stock options to key employees, officers, directors, consultants and affiliates of the Company. The Board of Directors has reserved 528,504 shares of Common Stock for issuance pursuant to awards that may be made under the Stock Option Plan, subject to adjustment as provided therein. The number of shares of Common Stock associated with any forfeited option are added back to the number of shares that can be issued under the Stock Option Plan.

     Awards under the Stock Option Plan will be determined by the Compensation Committee of the Board of Directors. The Stock Option Plan permits the Compensation Committee to make awards of options (the "Options") to purchase shares of Common Stock.

     The number of shares of Common Stock as to which an Option is granted and to whom any Option is granted will be determined by the Compensation Committee, subject to the provisions of the Stock

Option Plan. The Compensation Committee will determine whether an Option is an incentive stock option or a non-qualified stock option at the time the Option is granted.

     The exercise price of an Option is established by the Compensation Committee. The exercise price of an incentive stock option may not be less than the fair market value of the Common Stock on the date of the grant (or less than 110% of the fair market value if the participant controls more than 10% of the voting power of the Company or a subsidiary). Nonqualified stock options may be made exercisable at a price equal to, less than or more than the fair market value of the Common Stock on the date that the Option is awarded. The Compensation Committee may permit an Option exercise price to be paid in any form permitted in the agreement, including, but not limited to, cash or delivery of shares.

     The term of an Option shall be specified in the applicable option agreement; provided that, the Option is only exercisable to the extent the Option is vested pursuant to a written vesting formula in the option agreement. The term of an incentive stock option may not exceed ten years from the date of grant; however, any incentive stock option granted to a participant who controls more than 10% of the voting power of the Company or a subsidiary will not be exercisable after the expiration of five years after the date the Option is granted. Subject to any further limitations in an option agreement, in the event of a participant's termination of employment, an incentive stock option will become unexercisable no later than three months after the date of such termination of employment; provided, however, that if such termination of employment is due to death or disability, one year shall be substituted for the three-month period.

     The Stock Option Plan was effective on January 12, 1996 and will continue to be effective until ten years after the earlier of the effective date of the Stock Option Plan or the date the stockholders approved the Stock Option Plan, unless sooner terminated by the Board of Directors.

     If the number of shares of Common Stock are increased or reduced by a recapitalization, merger, consolidation, or similar capital adjustment, an appropriate adjustment will be made to the number of shares under the Stock Option Plan and subject to outstanding Options. In the event of a sale of substantially all of the shares of Common Stock or property of the Company or a merger, consolidation, dissolution, or liquidation of the Company, the Compensation Committee has the right to terminate the Options granted under the Stock Option Plan, to the extent provided in the applicable option agreement.

     The Stock Option Plan may be amended, terminated, or suspended by the Board of Directors. However, the Board of Directors cannot, except as provided in the preceding paragraph, alter the number of shares that may be issued under the Stock Option Plan or the exercise price of Options issued under the Stock Option Plan. No such action by the Board of Directors may adversely affect the rights of a holder of an Option without the holder's consent. As of March 28, 1997, 528,220 shares of Common Stock have been issued under the Stock Option Plan.

     1994 Plan. The Company maintains the 1994 Incentive Stock Option and Nonqualified Option Plan (the "1994 Plan"). The 1994 Plan authorizes the grant of options (the "Options") for up to 100,000 shares of Common Stock of the Company. The Company has registered the shares with the Commission on a Registration Statement on Form S-8. The number of shares of Common Stock associated with any forfeited Option are added back to the number of shares that can be issued under the 1994 Plan. Awards under the 1994 Plan are determined by the Compensation Committee. Key employees of the Company, its subsidiaries and affiliates are eligible to be granted options under the 1994 Plan.

     The 1994 Plan permits the Compensation Committee, in its discretion, to determine which employees of the Company will be granted an Option, the number of shares to be covered by each of the Options, and the time or times at which the Options will be granted. However, no employee may receive an Option to purchase more than 25,000 shares of Common Stock in a year. The 1994 Plan permits the Compensation Committee to grant incentive stock options and non-qualified stock options.

The exercise price of an Option under the 1994 Plan will not be less than 100% of the fair market value of the Common Stock at the time of the grant of the Option. The exercise price of an incentive stock option for a participant who owns more than 10% of the combined voting power of all classes of stock of the Company or a subsidiary may not be less than 110% of the fair market value at the time the incentive stock option is granted.

     Options must be exercised by the end of the earlier of ten years from the date of grant, or three months after the participant ceases to be an employee, or such certain date provided under the terms of the Option. However, any incentive stock option granted to a person who immediately after such Option is granted controls more than 10% of the total combined voting power of all classes of shares of stock of the Company or a subsidiary must be exercised no later than five years from the date of the grant. In the event that the participant's employment is terminated, the Option may, in the discretion of the Compensation Committee, immediately terminate. If a participant who held an Option under the 1994 Plan dies while employed by the Company, the Option may be exercised within six months after his death. If a participant becomes disabled or retires, any Option held by the participant may be exercised by the participant for a period of one year from the date of such disability or retirement or until the expiration of the term stated on the Option, whichever period is shorter. However, if the participant dies during the one year period, any unexercised Option held by the participant shall be exercisable for a period of six months from the date of death or until expiration of the stated term of the Option, whichever term is shorter.

     In the event of changes in the outstanding shares of Common Stock by reason of share dividends, split-ups, recapitalization, mergers, consolidations, combination or exchange of shares, separations, reorganizations, or liquidations, the number and class of shares available under the 1994 Plan, in any plan year and the maximum number of shares as to which Options may be granted to any participant will be correspondingly adjusted by the Compensation Committee.

     The 1994 Plan will terminate and an Option will not be granted under the 1994 Plan after the day that is ten years from the date the 1994 Plan was adopted. The Compensation Committee at any time may terminate, modify or amend the 1994 Plan; provided, however, that any amendment which changes (i) the maximum number of shares to which Options may be granted under the 1994 Plan,
(ii) the Option price other than to change the manner of determining the fair market value of the Common Stock, (iii) the provisions relating to the determination of employees to whom options will be granted and the number of shares covered by such options, and (iv) the provisions relating to adjustments to be made upon changes in capitalization will be subject to stockholder approval. As of March 28, 1997, 99,400 options under the 1994 Plan have been granted.

INCENTIVE PLAN

     The Company maintains the Simione Central Holdings, Inc. Omnibus Equity-based Incentive Plan (the "Incentive Plan"). The Incentive Plan provides the Company with increased flexibility to grant equity-based compensation to key employees, officers, directors, consultants and affiliates of the Company. The Board of Directors has reserved 250,000 shares of Common Stock for issuance pursuant to awards that may be made under the Incentive Plan, subject to adjustment as provided therein. The number of shares of Common Stock associated with any forfeited Stock Incentive (as defined below) are added back to the number of shares that can be issued under the Incentive Plan.

     The Incentive Plan is subject to approval of the stockholders within twelve months after adoption of the Incentive Plan. The Incentive Plan was adopted by the Board of Directors on March 26, 1997. If such approval is not obtained, any stock incentives granted under the Incentive Plan will be void.

     Awards under the Incentive Plan will be determined by the Compensation Committee of the Board of Directors. The Incentive Plan permits the Compensation Committee to make awards of a variety of equity-based incentives, including stock awards, incentive stock options and non-qualified stock options to purchase shares of Common Stock, stock appreciation rights, phantom shares, performance unit appreciation rights, and dividend equivalent rights (collectively, "Stock Incentives").

     Grants under the Incentive Plan are determined by the Compensation Committee. Stock Incentives issuable may be made exercisable or settled at such prices and may be made forfeitable or terminable under such terms as are established by the Compensation Committee, to the extent not otherwise inconsistent with the terms of the Incentive Plan. Each Stock Incentive will be evidenced by a Stock Incentive Agreement or made subject to the terms of a Stock Incentive Program, each containing terms and restrictions as the Compensation Committee may deem appropriate. No participant, however, may be granted during any one year period rights to shares of Common Stock under options and stock appreciation rights which, in the aggregate, exceed 100,000 shares of Common Stock.

     The exercise price of an option is established by the Compensation Committee. The exercise price of an incentive stock option may not be less than the fair market value of the Common Stock on the date of the grant (or less than 110% of the fair market value if the participant controls more than 10% of the voting power of the Company or a subsidiary). Nonqualified stock options may be made exercisable at a price equal to, less than or more than the fair market value of the Common Stock on the date that the option is awarded. The Compensation Committee may permit an option exercise price to be paid in cash or by the delivery of previously-owned shares of Common Stock, or to be satisfied through a cashless exercise executed through a broker or by having a number of shares of Common Stock otherwise issuable at the time of exercise withheld.

     The term of an option will be specified in the applicable Stock Incentive Agreement. The term of an incentive stock option may not exceed ten years from the date of grant; however, any incentive stock option granted to a participant who controls more than 10% of the voting power of the Company or a subsidiary will not be exercisable after the expiration of five years after the date the option is granted. Subject to any further limitations in a Stock Incentive Agreement, in the event of a participant's termination of employment, an incentive stock option will become unexercisable no later than three months after the date of such termination of employment; provided, however, that if such termination of employment is due to death or disability, one year will be substituted for the three-month period.

     Stock Incentives generally are not transferable or assignable during a holder's lifetime. However, Stock Incentives may include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the Compensation Committee's discretion, Stock Incentives that are subject to termination upon termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive Agreement and to the provisions of the Incentive Plan.

     The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company. In the event of certain corporate reorganizations, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Compensation Committee, provided such adjustment is not inconsistent with the terms of the Incentive Plan or any agreement reflecting the terms of a Stock Incentive.

     Although the Incentive Plan may be amended by the Board of Directors without stockholder approval, the Board of Directors also may condition any such amendment upon stockholder approval if stockholder approval is deemed necessary or appropriate in consideration of tax, securities or other laws. No such action by the Board of Directors may adversely affect the rights of a holder of a Stock Incentive without the holder's consent.

PROFIT SHARING PLAN

     The Simione Central Holdings, Inc. Profit Sharing Plan (the "Profit Sharing Plan") is a frozen plan and currently covers only those employees of the Company who were participating in the Profit Sharing Plan as of November 1, 1996 and former employees of CHHC with balances under the Profit Sharing Plan. No other individuals are expected to become eligible participants in the Profit Sharing Plan after November 1, 1996. The Company has no current plans to make further contributions to the Profit Sharing Plan.

     If the participant's employment is terminated and the participant's account balance is $3,500 or less, payment of benefits will be made in a lump sum as soon as administratively practicable after the close of the plan year in which the termination occurs. A participant may elect to receive benefit payments in either cash or Common Stock. In general, the Profit Sharing Plan provides that participants may elect to receive distributions (i) commencing as soon as administratively feasible after the end of the plan year in which the employee terminates employment in cash paid in installments over five or more years, (ii) commencing at the end of the sixth year following termination, in a cash lump sum or cash installments over less than five years, or (iii) in Common Stock to the extent the participant's account is invested in Common Stock. CHHC employees participating in the Profit Sharing Plan as of the effective date of the CHHC disposition are entitled to distributions from the Profit Sharing Plan as if they terminated employment. As of March 28, 1997, the Profit Sharing Plan held 2,124,008 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors is currently comprised of Messrs. Richard D. Jackson and Barrett C. O'Donnell. Mr. O'Donnell served as Chairman of the Board and Chief Executive Officer of IMHI from November 1994 to October 8, 1996. Mr. Jackson did not serve as an officer or employee of the Company or any of its subsidiaries during the year ended December 31, 1996. Except as set forth under "-- Director Compensation" and "Certain Transactions," there were no material transactions between the Company and any of the members of the Compensation Committee during the year ended December 31, 1996.

                              CERTAIN TRANSACTIONS

     On March 31, 1994, IMHI sold $1.65 million of newly issued 10% Class A Convertible Preferred Stock (the "Preferred Stock") through a private placement to ODD and EGL. The financing included obtaining $1 million in cash from EGL and the conversion of $650,000 of debt of IMHI held by ODD into the Preferred Stock. The proceeds of the Preferred Stock were used, in part, to pay down $200,000 on IMHI's line of credit which was guaranteed by ODD thereby reducing ODD's obligations thereunder. In addition, the private placement included a commitment from ODD and EGL to purchase, under certain circumstances, up to an additional $1.5 million of the Preferred Stock to provide funding for acquisition purposes. On February 24, 1995, IMHI sold $1,000,000 of newly issued Preferred Stock through a private placement to ODD and EGL. The proceeds from the sale were used for general working capital purposes except for $90,000 which was used to retire amounts due to ODD. The Preferred Stock was entitled to annual dividends of no less than the annual dividends declared for the common stock of IMHI plus 10% per annum of the consideration received by IMHI for the issuance of the Preferred Stock. Such dividends were payable in quarterly installments. The number of shares of common stock of IMHI issuable upon conversion of the Preferred Stock was determined by the original issue price of the Preferred Stock divided by $2. In connection with the February 24, 1995 Preferred Stock sale described above, EGL received 37,500 warrants to purchase 375,000 shares of common stock of IMHI and ODD received 12,500 warrants to purchase 125,000 shares of common stock of IMHI. Each warrant allowed for the purchase of 10 shares of common stock of IMHI at a price of $1.00 per share. ODD owns more than 5% of the Company's Common Stock. In addition, Mr. Barrett C. O'Donnell, a director of the Company, is the Chairman of the Board, President and Chief Executive Officer of ODD. Mr. Murali Anantharaman, a director of the Company, is a partner in EGL.

     On March 31, 1994, IMHI entered into a First Refusal Agreement with Mr. Frederick Neufeld, ODD, EGL and Mercury Asset Management, PLC. The First Refusal Agreement provided that if any such party desired to sell shares of the Preferred Stock it must first offer the shares to IMHI and the other parties on the same terms as those which it proposed to sell the stock and in accordance with the procedures set forth in such agreement. This agreement was terminated in connection with the IMHI Acquisition.

     On February 28, 1995, IMHI entered into a settlement agreement with Mr. Neufeld, whereby Mr. Neufeld resigned as an employee, officer and director of IMHI. Pursuant to the terms of the agreement, IMHI agreed to pay Mr. Neufeld a total of $225,000 in 25 equal monthly installments of $9,000 commencing in March 1995, and to provide certain additional benefits through February 1996, and Mr. Neufeld agreed to release and surrender options to purchase 34,000 shares of the IMHI common stock. The agreement also prohibited Mr. Neufeld from competing in any business of IMHI (as such phrase is defined in the agreement) until September 1, 1996.

     On October 5, 1994, IMHI received a total of $295,000 for working capital purposes from the following related parties: $130,000 from ODD, $120,000 from EGL and $45,000 from Dr. Zola Horovitz, a former director of IMHI. Promissory notes for such amounts were issued to such parties. Under the terms of the notes, the total principal plus interest at 11% per annum, was due and payable on December 6, 1994. Any principal or interest not paid when due drew interest thereafter at 20% per annum until paid. The notes were paid in full including interest on January 4, 1996.

     On January 1, 1996, IMHI entered into a lease agreement with Gateway LLC with respect to the Company's Pompano Beach office. ODD owns 70% of Gateway LLC and more than 5% of the Company's Common Stock. In addition, Mr. O'Donnell, a director of the Company, is the Chairman of the Board, President and Chief Executive Officer and a 75% stockholder of ODD. Pursuant to the lease agreement, Gateway LLC leases approximately 20,291 square feet to the Company for a term of five years that commenced on January 1, 1996. The Company has an option to renew the lease for an additional five year term. Rental payments from IMHI and the Company for the year ended December 31, 1996 totaled $272,869. The scheduled annual rental payments for the remaining term are $223,201 during year two, $233,347 during year three, $243,492 during year four and $253,638 during year five. The lease payments were determined by negotiation between the parties. The Company believes that the terms of the lease agreement are at least as favorable as could have been obtained elsewhere for similar facilities from unaffiliated third parties.

     During 1996, the Company entered into various capital lease agreements with National Leasing, Inc. Mr. Gary M. Bremer, Chairman of the Board of the Company, Mr. William J. Simione, Jr., Vice Chairman of the Board and Executive Vice President of the Company, and Mr. Gary W. Rasmussen, Chief Operating Officer of the Company, each respectively owns a 33.33% interest in National Leasing, Inc. Each lease is for a three year term and provides for an interest rate of 14%. Interest expense related to such capital leases totaled $22,215 during the year ended December 31, 1996. The terms of the various lease agreements were determined by negotiation between the parties. The Company believes that the terms of the lease agreements are at least as favorable as could have been obtained for similar assets from unaffiliated third parties.

     On January 17, 1996, the Company entered into a lease agreement with S&S Realty with respect to the Company's Hamden, Connecticut office. Mr. Simione owns 45% of S&S Realty. Pursuant to the lease agreement, S&S Realty leases approximately 6,500 square feet to the Company on a month-to-month basis. Rental payments for the year ended December 31, 1996 totaled $112,539. The scheduled annual rental payments for the remaining term are $10,833 per month. The lease payments were determined by negotiation between the parties.

     The Named Executive Officers listed below entered into promissory notes in the amounts listed below in connection with money borrowed from the Company for the purchase of Common Stock. Each promissory note was dated March 5, 1996 with all principal and interest (5.05% per annum) due on December 5, 1996. Each such promissory note was paid in full except for the promissory note of Mr. Bremer, which has a current outstanding principal balance of $850,000 and has been extended until such time as Mr. Bremer no longer personally guarantees $1.5 million of the Company's $2.5 million credit facility. The Company's $2.5 million credit facility is secured by the pledge of a $1 million certificate of deposit of the Company. Pursuant to an agreement among Mr. Bremer and other stockholders of the Company, any liability of Mr. Bremer as a result of calls on Mr. Bremer's guarantee will be shared equally by Mr. Bremer, ODD and EGL.

Gary M. Bremer..............................................  $900,000
William J. Simione, Jr......................................  $225,000
Gary W. Rasmussen...........................................  $ 90,000

     On October 7, 1996 and as a condition to the consummation of the IMHI Acquisition, EGL, ODD, Mr. Anantharaman and certain other holders of shares of IMHI Preferred Stock entered into an agreement with IMHI (the "Preferred Stock Agreement"). Pursuant to the Preferred Stock Agreement, such holders agreed to exchange all of their respective shares of Preferred Stock for Common Stock based on a conversion price of $4.00 per share. In addition, such holders received shares of Company Common Stock in lieu of cash dividends that were payable on their respective shares of Preferred Stock. Mr. Anantharaman is a partner in EGL. EGL is an affiliate of Rowan, which is a more than 5% beneficial owner of the Common Stock. Mr. O'Donnell is a director and officer of ODD. ODD is also a more than 5% beneficial owner of the Common Stock. In connection with the Preferred Stock Agreement (i) Rowan received approximately 483,550 shares of Common Stock, (ii) ODD received approximately 265,350 shares of Common Stock, and (iii) Mr. Anantharaman received approximately 1,000 shares of Common Stock.

     In addition, pursuant to the Preferred Stock Agreement, until the later of EGL and ODD and their respective affiliates owning 5% or more of the Common Stock or October 7, 1999, EGL and ODD are each entitled to designate one person reasonably acceptable to the Company's Board of Directors to serve as a director of the Company, and the Company shall use all reasonable efforts to cause the election of such designees. Furthermore, EGL and ODD and their respective affiliates agreed to be present, in person or by proxy, at every stockholder meeting and to vote in favor of all nominees to the Company's Board of Directors as approved by such Board, provided EGL's and ODD's designees are included with such nominees. Currently, Mr. Anantharaman is EGL's designee and Mr. O'Donnell is ODD's designee to the Board of Directors.

     On November 1, 1996, SCI entered into the Columbia Agreements with certain affiliates of Columbia/HCA. As part of the negotiation of the Columbia Agreements, Columbia/HCA required that SCI guarantee certain indemnity obligations of the former stockholders of CHHC, including Mr. Bremer, to those Columbia/HCA affiliates (the "Guaranty") for potential liabilities relating to the Central Health Holding Company Employee Stock Ownership Plan Trust (the "Plan") or its participants, including potential liabilities resulting from the ongoing investigation of the Plan by the Department of Labor and the Internal Revenue Service's audit of certain issues related to the Plan. The Plan was converted into the Profit Sharing Plan and sponsorship of the Plan was transferred from CHHC to the Company. Under the terms of the Guaranty, SCI guarantees Columbia/HCA against losses arising from: (i) Plan losses arising from a fiduciary breach, prohibited transaction or other violation of law relating to the Plan; or (ii) liabilities related to the Plan which are not paid by the former stockholders of CHHC other than the Plan, but only to the extent such liabilities are not recovered by Columbia/HCA through other indemnity provisions of the stock purchase agreement. Columbia/HCA's other sources of potential recovery include amounts accrued on CHHC's closing balance sheet at the time of sale and escrow accounts established for the benefit of Columbia/HCA by the former stockholders of CHHC. SCI's maximum liability under the Guaranty is limited to $20 million for obligations arising before November 1, 1997, $17.5 million for obligations arising before November 1, 1998, $15 million for obligations arising before November 1, 1999, $15 million for obligations arising before November 1, 2000 and $0 thereafter. At no time during the term of the Guaranty shall SCI's liability exceed $20 million in the aggregate. Pursuant to the Guaranty, SCI agreed that on each date that a guaranteed obligation is required to be paid to Columbia/HCA, SCI shall grant Columbia/HCA a security interest equal to the amount of the guaranteed obligation in all of SCI's accounts receivable. SCI also granted to Columbia/HCA and the parties to the Columbia Agreements the right to offset any liability arising under the Guaranty against any payments due from such parties to SCI for information, management and support services. At December 31, 1996, no claims had been made under the Guaranty and currently the Company does not anticipate incurring any losses associated with the Guaranty. See "Risk Factors -- Risks Related to the Columbia/HCA Guaranty."

     Mr. G. Blake Bremer, the son of Mr. Bremer, is currently serving as an Assistant Vice President of the Company. As compensation for his services, Mr. Blake Bremer is expected to be paid approximately $100,000 in 1997. Ms. Lori Yawn Ferrero, the Company's Director of Human Resources, and Ms. Martha Elizabeth Cavaiani, the Director of Marketing of the Company, are the sisters-in-law of Mr. Gary M. Bremer. Ms. Ferrero and Ms. Cavaiani are each expected to be paid approximately $83,200 and $82,600, respectively, in 1997 for their services. In addition, Mr. William J. Simione, III, the son of Mr. Simione, is currently serving as a Consulting Manager of the Company. As compensation for his services, Mr. William J. Simione, III is expected to be paid approximately $69,000 in 1997.

     Mr. Jay Shevins served as a Senior Vice President of IMHI until October 8, 1996 and is presently serving as the Senior Vice President of InfoMed, Inc. On September 9, 1994, Mr. Shevins entered into a severance agreement with IMHI pursuant to which he will receive the equivalent of one years' salary if his employment is terminated for any reason other than gross negligence or a breach of fiduciary duty.

     For a description of consulting arrangements between the Company and certain directors, see "Management -- Director Compensation."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table provides information at March 7, 1997 and as adjusted to reflect the sale of shares by the Company and the Selling Stockholders, with respect to (i) any person known to the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) all directors of the Company,
(iii) all Named Executive Officers, (iv) any Selling Stockholder, and (v) all directors and executive officers as a group. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to the shares of Common Stock, except as noted below.

                                                                                   SHARES BENEFICIALLY
                                                                                          OWNED
                                          SHARES BENEFICIALLY OWNED    NUMBER       AFTER THE OFFERING
            NAME AND ADDRESS              -------------------------   OF SHARES   ----------------------
          OF BENEFICIAL OWNER             NUMBER(1)     PERCENT(2)     OFFERED    NUMBER(1)   PERCENT(2)
          -------------------             ----------    -----------   ---------   ---------   ----------
Simione Central Holdings, Inc...........  2,124,008         35.5%      750,000    1,374,008      17.3%
  Profit Sharing Plan Trust
  c/o Trust Company of Knoxville, Inc.
  620 Market Street, Suite 300
  Knoxville, TN 37902
O'Donnell Davis, Inc.(3) ...............  1,124,473         17.6         --       1,124,473      13.5
  P.O. Box 7395
  Princeton, NJ 08543
Barrett C. O'Donnell(4).................  1,124,473         17.6         --       1,124,473      13.5
  P.O. Box 7395
  Princeton, NJ 08543
Murali Anantharaman(5)..................    957,639         15.0         --         957,639      11.5
  2830 Shurburne Drive
  Alpharetta, GA 30301
Gary M. Bremer(6).......................    877,901         14.3         --         877,901      10.8
  6600 Powers Ferry Road
  Atlanta, GA 30339
Rowan Nominees Limited(7)...............    884,873         14.0         --         884,873      10.7
  33 King William Street
  London, EC4R 9AS
Howard B. Krone.........................    440,622          7.4         --         440,622       5.6
  3633 Tuxedo Road
  Atlanta, GA 30305
Frederick Neufeld(8)....................    127,700          2.1       100,000       27,700         *
  8 Hiland Drive
  Belle Mead, NJ 08502
William J. Simione, Jr.(9)..............    117,408          2.0         --         117,408       1.5
James R. Henderson......................     15,774            *         --          15,774         *
Gary W. Rasmussen(10)...................     35,136            *         --          35,136         *
James A. Tramonte(11)...................     20,368            *         --          20,368         *
Richard D. Jackson......................     --               --         --           --           --
Jay Shevins(12).........................     32,310            *         --          32,310         *
All directors and executive officers as
  a group (9 persons)...................  3,152,403         45.1         --       3,152,403      35.3

---------------

  *  Less than 1%
 (1) Pursuant to Rule 13d-3 under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security through any contract, arrangement, understanding, or relationship. The number of shares of Common Stock includes the number of shares of Common Stock which are subject to the exercise of options or warrants within 60 days of the date of this Prospectus.
 (2) Percentages were calculated based on the ratio of the number of shares of Common Stock beneficially owned by such beneficial owner as of the date of this Prospectus to the sum of (a) the total number of outstanding shares of Common Stock as of the date of this Prospectus and (b) the number of shares of Common Stock issuable upon exercise of options or warrants held by the applicable beneficial owner exercisable within 60 days of the date of this Prospectus.
 (3) Includes 135,000 shares issuable upon exercise of warrants and 252,581 shares issuable upon exercise of options.
 (4) Mr. O'Donnell is a stockholder, director and officer of ODD. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, he is deemed to be an indirect beneficial owner of the Company's securities beneficially owned by ODD.
 (5) Includes 2,964 shares as to which Mr. Anantharaman has sole voting power, 19,802 shares issuable upon exercise of options, 544,097 shares related to Rowan Nominees Limited ("Rowan"), 50,000 shares issuable upon exercise of warrants related to EGL, 309,833 shares issuable upon exercise of warrants related to Rowan, and 30,943 shares issuable upon exercise of options related to Rowan.
 (6) Includes 165,157 shares issuable upon exercise of options. Excludes any interest Mr. Bremer has in the Profit Sharing Plan.
 (7) Includes 309,833 shares issuable upon exercise of warrants and 30,943 shares issuable upon exercise of options.
 (8) Represents shares issuable upon exercise of options.
 (9) Includes 38,536 shares issuable upon exercise of options.
(10) Includes 2,752 shares issuable upon the exercise of options. Excludes any interest Mr. Rasmussen has in the Profit Sharing Plan.
(11) Includes 2,752 shares issuable upon the exercise of options. Excludes any interest Mr. Tramonte has in the Profit Sharing Plan.
(12) Includes 7,110 shares issuable upon exercise of options.

     For a description of a voting agreement among the Company, ODD, EGL, Mr. Anantharaman and certain of their affiliates, see "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares, of which 20,000,000 shares have been designated Common Stock, par value $0.001 per share, and 10,000,000 shares have been designated Preferred Stock, par value $0.001 per share. As of March 7, 1997 there were 5,986,117 shares of Common Stock outstanding, held by 120 stockholders of record. In addition, there are 2,007,219 shares of Common Stock issuable pursuant to outstanding stock options and warrants to purchase such shares. The following summary description of the capital stock of the Company is also qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended (the "Bylaws"), which have been incorporated by reference as exhibits to the Registration Statement.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, privileges and preferences of Common Stock are subject to, and could be adversely affected by, the issuance of Preferred Stock.

PREFERRED STOCK

     Pursuant to the Certificate of Incorporation, the Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more classes or series. Within the limitations established by law, the Board of Directors is authorized to fix or alter the dividends rights, dividend rates, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences, conversion rights, voting rights and other rights of any unissued shares of Preferred Stock, and to fix and amend the number of shares constituting any issued or unissued series and the designation thereof, or any of the foregoing. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company currently has no shares of Preferred Stock outstanding and no plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CERTIFICATE AND BYLAW PROVISIONS

     The Company is not subject to the provisions of Section 203 of the General Corporation Law of Delaware which governs certain "business combinations" and which could prohibit or delay a merger, takeover or other change in control of the Company. The Company's Bylaws, however, provide that special meetings of the stockholders may only be called by the President of the Company or by the Board of Directors. The General Corporation Law of Delaware further provides that in order for any matter to be presented at a special meeting of the stockholders, such matter must be included in the advance notice to the stockholders. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

     The Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law or transactions in which the director derived an improper personal benefit. Further, the Bylaws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

REGISTRATION RIGHTS

     Holders of approximately 4,771,500 shares of Common Stock and warrants and options to purchase 1,905,758 shares of Common Stock have certain demand or piggyback registration rights, subject to certain conditions and limitations. Holders of demand registration rights (the "Demand Rights Holders") are entitled to require the Company to register all or part of their respective shares for public resale up to two times with respect to all Demand Right Holders excluding the Profit Sharing Plan, and up to three times with respect to the Profit Sharing Plan, but in no event more than three times collectively, subject to certain conditions and limitations, whether or not the Company proposes to register its Common Stock for sale. The rights of the Demand Rights Holders are provided under the terms of a Registration Rights Agreement between the Company and certain of the holders of registrable shares. The Company is obligated, within 45 days after it becomes eligible for use of certain registration statement forms that permit filings made by the Company under the Exchange Act to be incorporated by reference, to file and seek to maintain a "shelf" registration permitting resales of such shares from time to time subject to certain limitations. In connection with these registrations, the Company is obligated to pay all of the expenses of such registrations, other than underwriters' and brokers' discounts and commissions. In addition, the Company will, subject to certain limitations, indemnify any selling stockholder from and against any liabilities arising under the Securities Act in connection with such registrations.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the Company's Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Upon completion of this offering, the Company will have 7,936,117 shares of Common Stock outstanding (assuming no exercise of outstanding stock options and warrants). In addition, outstanding stock options and warrants to acquire 1,514,077 shares of Common Stock are immediately exercisable as of the date of this Prospectus. Of the 7,936,117 shares to be outstanding upon completion of this offering, approximately 1,983,220 shares outstanding as of March 7, 1997 and the 2,800,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, except for any shares held by or for the account of an "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act, or by an individual or entity subject to a contractual restriction on resale. Approximately 3,152,897 of the remaining shares of Common Stock are held by existing stockholders and are "restricted securities" as that term is defined in Rule 144 ("Restricted Securities"). Approximately 3,083,356 shares of the Restricted Securities will become eligible for sale on October 9, 1997, subject to the expiration of the Lock-Up Agreement beginning 90 days after the date of this Prospectus.

     The executive officers and directors of the Company, the Selling Stockholders and certain other stockholders, who in the aggregate will beneficially hold approximately 4,994,733 shares of Common Stock after this offering (assuming no exercise of the Underwriters' over-allotment option), have agreed not to offer, sell or otherwise dispose of Common Stock during the 90-day period following the date of this Prospectus without the prior written consent of Hambrecht & Quist LLC (the "Lock-Up Agreement"). The Company has also agreed not to offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock, except issuances under the Company's outstanding stock option plans and warrants, for a period of 90 days after the date of this Prospectus, without the prior written consent of Hambrecht & Quist LLC.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 79,361 shares immediately after the offering); or (ii) the average weekly trading volume of the Company's Common Stock in the applicable market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission, or if no notice is required, the date of receipt of the order to execute the transaction. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who owns Restricted Securities that were purchased from the Company (or any affiliate) at least two years previously, is entitled to sell such shares under Rule 144(k) (subject to the foregoing Lock-Up Agreement, if applicable) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     A total of approximately 1,460,580 shares of Common Stock are reserved for issuance under the Company's stock option plans and individual stock option grants, of which approximately 1,419,700 options were issued and outstanding as of March 7, 1997. The Company has filed a registration statement on Form S-8 under the Securities Act covering 100,000 shares of Common Stock reserved for issuance under the 1994 Plan. See "Management -- Stock Plans." A total of 587,519 shares are also reserved for issuance upon the exercise of outstanding warrants.

     The Company intends to file a registration statement on Form S-8 to register the Common Stock reserved for issuance under the Company's other stock option plans (the "Plans"). Shares of Common Stock issued under any of the Plans after the effective date of a registration statement registering Common Stock issued or issuable under a Plan, and Common Stock outstanding under such Plan, will be eligible for resale in the open market, except for shares held by affiliates and shares subject to any contractual restrictions including any applicable Lock-up Agreement.

     In addition, the Profit Sharing Plan will own 1,374,008 shares of Common Stock after this offering (assuming no exercise of the Underwriters' over-allotment option). Prior to the adoption of the Profit Sharing Plan by the Company, CHHC was the sponsor of the Profit Sharing Plan. CHHC employees participating in the Profit Sharing Plan as of the effective date of the CHHC disposition are entitled to distributions from the Profit Sharing Plan as if they terminated employment. Also, former employees of CHHC previously employed by the Company who terminated employment with the Company during 1996 are also entitled to distributions from the Profit Sharing Plan. In general, the Profit Sharing Plan provides that participants may elect to receive distributions (i) commencing as soon as administratively feasible after the end of the plan year in which the employee terminates employment, in cash paid in installments over five or more years, (ii) commencing at the end of the sixth year following termination, in a cash lump sum or cash installments over less than five years, or (iii) in Common Stock to the extent the participant's account is invested in Common Stock. Distributions will generally be made as soon as administratively feasible after the end of the year following termination of employment, but may be delayed pending the Profit Sharing Plan's receipt from the Internal Revenue Service of a determination that the Profit Sharing Plan continues to comply with the requirements for tax qualification under the Internal Revenue Code of 1986, as amended. The Company does not anticipate that distributions of Common Stock will be made to eligible terminated participants prior to the third quarter of 1997. Sales of Common Stock by the Profit Sharing Plan or participants could have a material adverse effect on the market price of the Common Stock.

     The Company has granted registration rights to certain of its stockholders. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, Jefferies & Company, Inc. and The Robinson-Humphrey Company, Inc. (the "Underwriters"), have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Hambrecht & Quist LLC.......................................
Jefferies & Company, Inc....................................
The Robinson-Humphrey Company, Inc. ........................
                                                              ---------
          Total.............................................
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and the Selling Stockholders, their counsel and the Company's independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     In connection with past services provided by Jefferies & Company, Inc. ("Jefferies") to the Company, on October 8, 1996 the Company granted Jefferies a warrant to purchase shares of Common Stock. Pursuant to the terms of such warrant, as of April 10, 1997, Jefferies has the right to purchase 51,679 shares of Common Stock at an exercise price of $6.23 per share. The warrant expires on October 8, 1999.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow and such dealers may reallow
a concession not in excess of $          per share to certain other dealers.
After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters. The Underwriters have informed the Company that the Underwriters do not intend to confirm sales of accounts over which they exercise discretionary authority.

     One of the Selling Stockholders has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 420,000 additional shares of Common Stock, respectively, at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. Such Selling Stockholder will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain stockholders of the Company, including the Selling Stockholders and the directors and executive officers of the Company, who will own in the aggregate 4,994,733 shares of Common Stock after this offering (assuming no exercise of the Underwriters' over-allotment option), have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock beneficially owned by them during the 90-day period following the date of this Prospectus without the prior approval of Hambrecht & Quist LLC. In addition, the Company has agreed not to offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock during the 90-day period after the date of this Prospectus without the prior approval of Hambrecht & Quist LLC, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option plans and under currently outstanding options and warrants and may issue shares of Common Stock in connection with certain acquisition transactions, provided such shares are subject to the 90-day Lock-Up Agreement. Sales of such shares in the future could adversely affect the market price of the Common Stock. Hambrecht & Quist LLC may, in its sole discretion, release any of the shares subject to the Lock-Up Agreements at any time without notice.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company and the Selling Stockholders by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                             CHANGE IN ACCOUNTANTS

     Effective January 23, 1997, the Company appointed Ernst & Young LLP as the Company's independent accountants for the fiscal year ended December 31, 1996 and replaced Arthur Andersen LLP. The decision to change accountants was approved by the Audit Committee of the Board of Directors of the Company acting pursuant to authority granted by the Board of Directors.

     Arthur Andersen LLP's reports on IMHI's Financial Statements for the three years ended June 30, 1996 contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the last three fiscal years ended June 30, 1996, there were no disagreements between IMHI and Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

     None of the "reportable events" described in Item 304(a)(1)(v) of Regulation S-K occurred with respect to IMHI during the last three fiscal years or in the subsequent interim period to the date hereof.

     During the last three fiscal years and subsequent interim period to the date hereof, the Company did not consult with Ernst & Young LLP regarding any of the matters or events set forth in Item 304(a)(2)(I) and (ii) of Regulation S-K.

                                    EXPERTS

     The financial statements of the Company for the years ended December 31, 1994, 1995 and 1996 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of IMHI for the fiscal years ended June 30, 1994, 1995 and 1996 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The financial statements in connection with Simione & Simione, CPAs -- Consulting Division (a Division of Simione & Simione, CPAs, a Partnership) for the fiscal years ended December 31, 1994 and 1995 have been included in reliance on the reports of McGladrey & Pullen, LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                         SIMIONE CENTRAL HOLDINGS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF SIMIONE CENTRAL
  HOLDINGS, INC.
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................   F-3
Consolidated Statements of Operations for the Three Years
  Ended December 31, 1996...................................   F-4
Consolidated Statements of Shareholders' Equity (Deficit)
  for the Three Years Ended December 31, 1996...............   F-5
Consolidated Statements of Cash Flows for the Three Years
  Ended December 31, 1996...................................   F-6
Notes to Consolidated Financial Statements..................   F-7

CONSOLIDATED FINANCIAL STATEMENTS OF INFOMED HOLDINGS, INC.
Report of Independent Public Accountants....................  F-20
Consolidated Balance Sheets as of June 30, 1995 and 1996 and
  September 30, 1996 (Unaudited)............................  F-21
Consolidated Statements of Operations for the Three Years
  Ended June 30, 1996 and Three-Month Periods Ended
  September 30, 1995 and 1996 (Unaudited)...................  F-22
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Three Years Ended June 30, 1996...................  F-23
Consolidated Statements of Cash Flows for the Three Years
  Ended June 30, 1996 and Three-Month Periods Ended
  September 30, 1995 and 1996 (Unaudited)...................  F-24
Notes to Consolidated Financial Statements..................  F-25

FINANCIAL STATEMENTS OF SIMIONE & SIMIONE, CPAS --CONSULTING
  DIVISION (A DIVISION OF SIMIONE & SIMIONE, CPAS, A
  PARTNERSHIP)
Independent Auditor's Report................................  F-33
Statements of Net Assets as of December 31, 1994 and 1995...  F-34
Statements of Divisional Operations for the Two Years Ended
  December 31, 1995.........................................  F-35
Statements of Divisional Equity for the Two Years Ended
  December 31, 1995.........................................  F-36
Statements of Divisional Cash Flows for the Two Years Ended
  December 31, 1995.........................................  F-37
Notes to Financial Statements...............................  F-38

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Simione Central Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Simione Central Holdings, Inc. as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simione Central Holdings, Inc. as of December 31, 1995 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Atlanta, Georgia
March 21, 1997, except for Note 16, as
  to which the date is
              , 1997

     THE FOREGOING REPORT IS IN THE FORM THAT WILL BE SIGNED UPON THE EFFECTIVE DATE OF THE ONE-FOR-TWO REVERSE STOCK SPLIT DESCRIBED IN NOTE 16 TO THE FINANCIAL STATEMENTS.

Atlanta, Georgia
April 15, 1997

                                          ERNST & YOUNG LLP

                         SIMIONE CENTRAL HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                 1995              1996
                                                              -----------      ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $   323,023      $  3,384,728
  Accounts receivable, net of allowance for doubtful
     accounts of $13,600 and $1,063,014, respectively.......      761,557         5,651,415
  Note receivable from officer..............................      252,075                --
  Prepaid expenses and other current assets.................       30,360           870,729
                                                              -----------      ------------
          Total current assets..............................    1,367,015         9,906,872
Purchased software, furniture and equipment, net............      424,000         1,867,996
Intangible assets, net......................................       36,831         5,922,755
Restricted cash and other assets............................           --         1,078,056
                                                              -----------      ------------
          Total assets......................................  $ 1,827,846      $ 18,775,679
                                                              ===========      ============

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    60,491      $  3,199,353
  Accrued compensation expense..............................       40,894           666,650
  Due to former parent company..............................    1,076,855                --
  Accrued liabilities.......................................           --         3,251,636
  Customer deposits.........................................           --         1,679,565
  Unearned revenues.........................................           --         2,006,044
  Current portion of capital lease obligations..............           --           306,466
                                                              -----------      ------------
          Total current liabilities.........................    1,178,240        11,109,714
Notes payable and capital lease obligations, less current
  portion...................................................           --         2,986,267
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.001 par value; 10,000,000 shares
     authorized at December 31, 1996; none issued or
     outstanding............................................           --                --
  Common stock, 100 no par shares and 20,000,000 $.001 par
     shares authorized at December 31, 1995 and 1996,
     respectively; 11 and 5,952,166 shares issued and
     outstanding at December 31, 1995 and 1996,
     respectively...........................................    2,443,013             5,952
  Additional paid-in capital................................           --        23,216,050
  Stock subscription receivable.............................           --          (850,000)
  Accumulated deficit.......................................   (1,793,407)      (17,692,304)
                                                              -----------      ------------
          Total shareholders' equity........................      649,606         4,679,698
                                                              -----------      ------------
          Total liabilities and shareholders' equity........  $ 1,827,846      $ 18,775,679
                                                              ===========      ============

                 See notes to consolidated financial statements

                         SIMIONE CENTRAL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1994          1995           1996
                                                         -----------   -----------   ------------
Net revenues:
  Information services.................................  $ 4,875,012   $ 5,387,044   $ 14,848,861
  Systems..............................................           --            --        459,045
  Support and consulting services......................    7,235,332     7,834,999     10,686,735
                                                         -----------   -----------   ------------
          Total net revenues...........................   12,110,344    13,222,043     25,994,641
Costs and expenses:
  Cost of information services.........................    2,492,261     2,630,208      8,258,458
  Cost of systems......................................           --            --        345,748
  Cost of support and consulting services..............    5,202,109     5,523,706      6,093,971
  Selling, general and administrative..................    2,958,371     3,095,293      7,037,446
  Research and development.............................    2,165,217     2,928,961      5,676,898
  Amortization and depreciation........................           --            --        784,502
  Purchased in-process research and development........           --            --     12,573,931
  Severance and other restructuring charges............           --            --      1,214,669
                                                         -----------   -----------   ------------
          Total costs and expenses.....................   12,817,958    14,178,168     41,985,623
                                                         -----------   -----------   ------------
Loss from operations...................................     (707,614)     (956,125)   (15,990,982)
Other income (expense):
  Interest expense.....................................           --            --       (114,817)
  Interest and other income............................           --            --        206,902
                                                         -----------   -----------   ------------
Net loss...............................................  $  (707,614)  $  (956,125)  $(15,898,897)
                                                         ===========   ===========   ============
Net loss per share.....................................  $     (0.24)  $     (0.32)  $      (3.71)
                                                         ===========   ===========   ============
Weighted average common shares.........................    2,994,856     2,994,856      4,287,956
                                                         ===========   ===========   ============

                 See notes to consolidated financial statements

                         SIMIONE CENTRAL HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                                          ADDITIONAL       STOCK
                                              COMMON        PAID-IN     SUBSCRIPTION   ACCUMULATED
                                 SHARES        STOCK        CAPITAL      RECEIVABLE      DEFICIT
                               ----------   -----------   -----------   ------------   ------------
Balance at December 31,
  1993.......................          11   $        --   $        --    $      --     $   (129,668)
  Net loss...................          --            --            --           --         (707,614)
                               ----------   -----------   -----------    ---------     ------------
Balance at December 31,
  1994.......................          11            --            --           --         (837,282)
  Capital contribution from
     former parent company...          --     2,443,013            --           --               --
  Net loss...................          --            --            --           --         (956,125)
                               ----------   -----------   -----------    ---------     ------------
Balance at December 31,
  1995.......................          11     2,443,013            --           --       (1,793,407)
  Capital contribution from
     former parent company...          --     4,000,000            --           --               --
  Distribution of 2,994,856
     shares of no par common
     stock and cancellation
     of 11 shares of common
     stock held by CHHC......   2,994,845            --            --           --               --
  Issuance of 964,418 shares
     of no par Class A common
     stock...................     964,418     3,051,369            --     (850,000)              --
  Purchase and cancellation
     of 918 shares of no par
     Class A common stock not
     exchanged in reverse
     acquisition.............        (918)       (9,866)           --           --               --
  Exchange of 3,958,356
     shares of no par Class A
     and B common stock for
     3,958,356 shares of IMHI
     $.001 par value common
     stock...................          --    (9,480,558)    9,480,558           --               --
  Issuance of 1,949,269
     shares of IMHI $.001 par
     value common stock for
     purchase of IMHI in
     reverse acquisition.....   1,949,269         1,949    13,514,288           --               --
  Issuance of 44,541 shares
     of $.001 par value
     common stock as
     compensation and from
     exercise of stock
     options and warrants....      44,541            45       221,204           --               --
  Net loss...................          --            --            --           --      (15,898,897)
                               ----------   -----------   -----------    ---------     ------------
Balance at December 31,
  1996.......................   5,952,166   $     5,952   $23,216,050    $(850,000)    $(17,692,304)
                               ==========   ===========   ===========    =========     ============

                 See notes to consolidated financial statements

                         SIMIONE CENTRAL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1994          1995          1996
                                                          -----------   ----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss................................................  $  (707,614)  $ (956,125)  $(15,898,897)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Purchased in-process research and development.........           --           --     12,573,931
  Provision for doubtful accounts.......................           --           --        395,046
  Amortization and depreciation.........................           --           --        784,502
  Value assigned to stock purchase warrant..............           --           --        100,000
  Stock compensation expense............................           --           --         58,500
  Loss on sale of assets................................           --           --          3,636
Changes in assets and liabilities:
  Accounts receivable...................................     (598,843)      95,360     (3,305,003)
  Prepaid expenses and other current assets.............        8,397      (47,017)      (553,630)
  Other assets..........................................           --           --        (26,925)
  Accounts payable......................................       26,528      (11,414)     2,264,539
  Accrued compensation expense..........................      (17,148)      23,158        142,867
  Accrued liabilities...................................      (13,902)      (7,771)       768,284
  Customer deposits.....................................           --           --        272,724
  Unearned revenues.....................................           --           --        616,518
                                                          -----------   ----------   ------------
          Net cash used in operating activities.........   (1,302,582)    (903,809)    (1,803,908)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of consulting division of Simione & Simione....           --           --     (2,000,000)
Cash received in reverse acquisition of IMHI............           --           --        750,202
Purchase of software, furniture and equipment...........           --     (424,000)      (635,997)
Increase in restricted cash.............................           --           --     (1,000,000)
Purchase of intangible assets...........................           --           --        (64,123)
                                                          -----------   ----------   ------------
          Net cash used in investing activities.........           --     (424,000)    (2,949,918)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from former parent company.........           --           --      4,000,000
Proceeds from notes payable.............................           --           --      2,499,800
Issuance of common stock, net of cash expenses..........           --           --      2,191,503
Advances from (payments to) former parent company.......     (854,704)   1,440,309     (1,076,855)
Repayment (issuance) of note receivable from officer....           --     (252,075)       252,075
Principal payments on capital lease obligations.........           --           --        (45,741)
Payments of related party notes.........................           --           --        (68,000)
Proceeds from exercise of stock options and warrants....           --           --         62,749
                                                          -----------   ----------   ------------
          Net cash provided by (used in) financing
            activities..................................     (854,704)   1,188,234      7,815,531
                                                          -----------   ----------   ------------
          Net (decrease) increase in cash and cash
            equivalents.................................   (2,157,286)    (139,575)     3,061,705
Cash and cash equivalents, beginning of year............    2,619,884      462,598        323,023
                                                          -----------   ----------   ------------
Cash and cash equivalents, end of year..................  $   462,598   $  323,023   $  3,384,728
                                                          ===========   ==========   ============
Supplemental disclosure of non-cash investing and
  financing activities:
  Capital contribution from former parent company.......  $        --   $2,443,013   $         --
  Software, furniture and equipment obtained through
     capital leases.....................................           --           --        690,490

                 See notes to consolidated financial statements

                         SIMIONE CENTRAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Background: Incorporated in September 1991, as a wholly-owned subsidiary of Central Health Holding Company, Inc. ("CHHC"), Central Health Management Services, Inc. ("CHMS") provided information and management support services to home health care providers. Central Health Services, Inc. ("CHS"), also a wholly-owned subsidiary of CHHC, provided similar services to home health care agencies owned by CHHC. On January 1, 1996, CHHC transferred at book value the assets and employees related to CHS's information services and certain clinical and financial support services to CHMS. Accordingly, the consolidated financial statements give effect to the reorganization of these entities under common control and reflect the combined operating results of CHMS and the transferred CHS operations. On January 17, 1996, CHHC completed a pro-rata distribution of the outstanding common stock of CHMS to its shareholders.

     On October 8, 1996, InfoMed Holdings, Inc. ("IMHI") and CHMS merged in a transaction accounted for as a reverse acquisition for financial reporting purposes. In connection with the merger, IMHI issued 3,958,356 shares of its common stock in exchange for all the outstanding common stock of CHMS, and thereby, the former shareholders of CHMS acquired control of IMHI. As a result, CHMS is considered the acquiring company; hence, the historical financial statements of CHMS became the historical financial statements of IMHI and include the results of operations of IMHI only from the effective acquisition date. On December 19, 1996, IMHI changed its name to Simione Central Holdings, Inc. (the "Company").

     Overview: The Company is a leading provider of integrated systems and services designed to enable home health care providers to more effectively operate their businesses and compete in a managed care environment. The Company offers two systems which provide a core platform of software applications and can also incorporate specialized selected modules to enable customers to generate and utilize comprehensive financial, operational and clinical information. The Company's Shared Resource Solution offers customers an outsourcing opportunity which incorporates the Company's proprietary NAHC IS system software. Under this arrangement, the Company operates a data center which stores customer data and allows them real-time, secure access through a wide area communications network. The Company's In-House Solution, STAT 2, offers similar functionality, but is licensed to customers for use on their own computer systems. In addition to these two systems solutions, the Company's home health care consulting services assist providers in addressing the challenges of reducing costs, maintaining quality, streamlining operations and re-engineering organizational structures. The Company also provides comprehensive agency support services which include administrative, billing and collection, training, reimbursement and financial management services, among others.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         SIMIONE CENTRAL HOLDINGS, INC.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
REVENUE RECOGNITION

     Revenues are derived from shared resource information management services, agency support services, the licensing and sub-licensing of software, the sale of computer hardware, professional and technical consulting services, implementation and training services, software maintenance and support services, as well as home health care management consulting services. Shared resource information management and agency support services are provided under contractual arrangement with terms typically ranging from three to five years. Revenues from these contracts are recognized monthly as the related services are rendered. Application software licenses, computer hardware and third-party software revenues are recognized when the related products are delivered and collectibility of fees is determined to be probable, provided that no significant obligation remains under the contract. Revenues derived from the sale of software licenses requiring significant modification or customization are recorded based upon percentage of completion using labor hours or contract milestones. Software support revenues are recognized ratably over the term of the related agreement. All other service revenues are recognized as the related services are performed.

CONCENTRATIONS AND MAJOR CUSTOMERS

     The Company sells its systems and services to various companies in the health care industry. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Current operations are charged with an allowance for doubtful accounts based upon experience and any unusual circumstances which affect the collectibility of receivables. Amounts deemed uncollectible are charged against this allowance.

     During 1994, 1995 and through October 1996, the Company derived the majority of its revenue from services provided to its former parent company, see
Note 13. In addition, the Company had other major customers which comprised the following percentages of total net revenue:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              1994      1995      1996
                                                              ----      ----      ----
Customer A..................................................   19%       14%       --
Customer B..................................................   --        --        22%

     The Company is dependent upon certain third party software licenses as well as certain contractual arrangements for provision of certain of its services, see Note 15.

CASH EQUIVALENTS

     All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

RESTRICTED CASH

     The Company's restricted cash of $1,000,000 is invested in a certificate of deposit and secures $1,000,000 of borrowings outstanding under the Company's lines of credit agreements, see Note 6.

PURCHASED SOFTWARE, FURNITURE AND EQUIPMENT

     Purchased software, furniture and equipment is stated at cost. Depreciation is calculated for financial reporting purposes using the straight-line method over the estimated useful lives (ranging from 1 to 10 years) of the assets or lease term, whichever is shorter.

                         SIMIONE CENTRAL HOLDINGS, INC.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
SOFTWARE DEVELOPMENT COSTS

     Costs incurred to establish the technological feasibility of computer software products are research and development expense and are charged to expense as incurred. The Company capitalizes costs incurred between the point of establishing technological feasibility and general release when such costs are material. As of December 31, 1996, the Company has no capitalized computer software development costs.

INTANGIBLE ASSETS

     Intangible assets arising principally from the accounting for acquired businesses are amortized using the straightline method over the estimated useful lives of the related assets which range from 4 to 11 years. The Company reviews its long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The measurement of possible impairment is based upon determining whether projected undiscounted future cash flow from the use of the asset is less than the carrying amount of the asset. As of December 31, 1996, in the opinion of management, there has been no such impairment.

INCOME TAXES

     The Company accounts for income taxes using the liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities.

NET LOSS PER SHARE

     Net loss per share is computed on the basis of the weighted average number of common shares outstanding during the period. The 2,994,856 shares of Class A common stock issued in the reorganization of the Company on January 17, 1996 (see Note 12) have been treated as outstanding for all periods presented. Fully diluted loss per share does not differ significantly from the primary loss per share. Common stock equivalents relate to shares potentially issuable under outstanding options and warrant agreements and are included in the loss per share calculation if dilutive.

STOCK BASED COMPENSATION

     Stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company has included the pro forma equivalent disclosure information required by SFAS No. 123, see Note 12.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents and restricted cash: The carrying amounts reported in the balance sheet for cash and cash equivalents and restricted cash approximate their fair value.

     Notes payable: The carrying amounts of the Company's notes payable approximate their fair value.

RECENTLY ADOPTED ACCOUNTING STANDARDS

     In 1996 the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires impairment losses to be recorded

                         SIMIONE CENTRAL HOLDINGS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS No. 121 did not have an impact on the Company's financial statements.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 1996 financial statement presentation.

2.  ACQUISITIONS

     On October 8, 1996, IMHI merged with CHMS. IMHI provides a comprehensive package of software applications for home health care providers marketed under the name STAT 2. In connection with the acquisition, each issued and outstanding share of CHMS common stock was converted into and exchanged for the right to receive .22021 shares of IMHI common stock as of the effective date. As a result, IMHI issued 3,958,356 shares of common stock to CHMS's shareholders. In addition, each of the outstanding shares of IMHI Class A Convertible Preferred Stock was converted into and exchanged for shares of IMHI common stock and all outstanding options and warrants to purchase CHMS common stock as of the effective date were converted into the right to purchase shares of IMHI common stock, provided that the number of shares to be so purchased and the respective exercise prices thereof have been adjusted by the exchange ratio. The merger was accounted for as a reverse acquisition under the purchase method of accounting. As a result, for accounting purposes CHMS was considered as having acquired IMHI. The historical financial statements of CHMS became the historical financial statements of IMHI and include the results of operations of both companies from the effective date. All share amounts have been retroactively restated giving effect to the .22021 exchange ratio of CHMS shares for IMHI shares. CHMS had been on a December 31 fiscal year end, and, therefore, the fiscal year end of IMHI was changed to December 31. Effective December 19, 1996, IMHI changed its name to Simione Central Holdings, Inc.

     The purchase price of approximately $16,797,000 (including $760,000 of acquisition costs and net liabilities assumed of $2,521,000) was allocated based on the relative fair values of the assets acquired and liabilities assumed. Approximately $12,574,000 of the purchase price was allocated to purchased in-process research and development. This in-process research and development had not reached technological feasibility and had no alternative future use, and therefore, was charged to operations as of the acquisition date. In addition, $4,223,000 of the purchase price was allocated to certain identifiable intangible assets and will be amortized over the related assets estimated useful life, see Note 5. The purchase price was determined based on the estimated value of the outstanding 1,949,269 shares of IMHI common stock and options and warrants to purchase IMHI common stock outstanding at the merger date.

     Effective January 1, 1996, the Company purchased the assets of Simione & Simione, CPA's -- Consulting Division (a division of Simione & Simione, CPAs, a Partnership) ("Simione & Simione") for $2,000,000 in cash. Simione & Simione provided a wide range of home health care consulting services. This acquisition was accounted for using the purchase method. The entire purchase price was allocated to goodwill and is being amortized over 10 years.

                         SIMIONE CENTRAL HOLDINGS, INC.

2.  ACQUISITIONS -- CONTINUED
     Pro forma information giving effect to the acquisitions as if they took place on January 1, 1995, is as follows (unaudited):

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                                 1995          1996
                                                             ------------   -----------
Net revenues...............................................  $ 29,222,668   $34,774,875
Net loss...................................................   (18,803,490)   (3,266,402)
Net loss per share.........................................         (3.80)        (0.56)

     The 1995 pro forma net loss includes the $12,574,000 charge to operations for the in-process research and development purchased. This pro forma information does not purport to be indicative of the results that actually would have occurred if the acquisitions had been effective on the dates indicated or which may be obtained in the future.

3.  LEASE RECEIVABLES

     The Company provides lease financing to certain customers related to sales of software licenses and computer hardware. Lease terms are generally five years. Future minimum lease payments under these sales-type leases as of December 31, 1996, of which the current portion is classified in accounts receivable, are as follows:

1997........................................................  $105,432
1998........................................................    28,212
                                                              --------
                                                               133,644
Interest portion............................................   (13,616)
                                                              --------
                                                              $120,028
                                                              ========

4.  PURCHASED SOFTWARE, FURNITURE AND EQUIPMENT

     Purchased software, furniture and equipment consisted of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995        1996
                                                              --------   ----------
Equipment...................................................  $     --   $  855,428
Purchased software..........................................   424,000      840,064
Furniture...................................................        --      491,666
Leasehold improvements......................................        --       58,388
                                                              --------   ----------
                                                               424,000    2,245,546
Accumulated depreciation....................................        --     (377,550)
                                                              --------   ----------
                                                              $424,000   $1,867,996
                                                              ========   ==========

                         SIMIONE CENTRAL HOLDINGS, INC.

5.  INTANGIBLE ASSETS

     Intangible assets consisted of the following:

                                                           DECEMBER 31,
                                                       --------------------   AMORTIZATION
                                                        1995        1996         PERIOD
                                                       -------   ----------   ------------
Developed technology.................................  $    --   $2,054,000       4 years
Goodwill.............................................       --    2,000,000      10 years
Trade name...........................................       --    1,142,000      11 years
Other................................................   36,831    1,128,025    6-10 years
                                                       -------   ----------
                                                        36,831    6,324,025
Accumulated amortization.............................       --     (401,270)
                                                       -------   ----------
                                                       $36,831   $5,922,755
                                                       =======   ==========

6.  NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

     During 1996, a wholly-owned subsidiary of the Company entered into line of credit agreements with a bank which provide for aggregate borrowing of $2,500,000 and, as renewed, expire on January 17, 1998. Borrowings of $1,000,000 under these agreements bear interest at 8.72% and borrowings of $1,500,000 bear interest at the bank's prime rate. Borrowings under these agreements aggregated $2,499,800 at December 31, 1996, and are secured by a certificate of deposit of $1,000,000, the subsidiary's accounts receivable, and certain other assets. Additionally, borrowings under these agreements aggregating $1,500,000 are personally guaranteed by a major shareholder and executive officer of the Company.

     The Company has entered into lease agreements with a related party (see
Note 14) for certain office and computer equipment and furniture with approximate aggregate cost and net book value of $690,000 and $624,000, respectively, at December 31, 1996. Additionally, the Company has other equipment under capital leases with approximate aggregate cost and net book value of $139,000 and $121,000, respectively, at December 31, 1996. Amortization of these assets is included in the Company's depreciation expense and amounted to approximately $84,000 for 1996.

     Aggregate annual rental commitments under these capital leases as of December 31, 1996 are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1997........................................................  $ 373,197
1998........................................................    341,752
1999........................................................    222,513
                                                              ---------
          Total minimum payments............................    937,462
Amount representing interest................................   (144,529)
                                                              ---------
Present value of future minimum lease payments..............  $ 792,933
                                                              =========

7. OPERATING LEASES

     The Company leases its office facilities and certain furniture and equipment under various operating lease agreements, some of which are with related parties (see Note 14). These leases require the Company to pay taxes, insurance and maintenance expenses, and provide for renewal options at the then fair market rental value of the property. Amounts expensed under operating leases were

                         SIMIONE CENTRAL HOLDINGS, INC.

7. OPERATING LEASES -- CONTINUED
approximately $1,569,000, $1,554,000 and $3,699,000 for the years ended December 31, 1994, 1995, 1996, respectively.

     Future aggregate annual rental payments for operating leases with noncancelable lease terms in excess of one year are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1997........................................................  $1,819,000
1998........................................................   1,580,000
1999........................................................   1,243,000
2000........................................................   1,249,000
2001........................................................     995,000
Thereafter..................................................     994,000
                                                              ----------
          Total.............................................  $7,880,000
                                                              ==========

8.  COMMITMENTS AND CONTINGENCIES

     On November 1, 1996, a wholly-owned subsidiary of the Company entered into a series of five year contracts to provide shared resource information management and agency support services to several affiliates of Columbia/HCA Health Care Corporation ("Columbia/HCA"). As part of the negotiation of these contracts, Columbia/HCA required that this subsidiary guarantee certain obligations of the former shareholders of CHHC, as it related to the administration and potential liabilities to the Central Health Holding Company, Inc. Employee Stock Ownership Plan ( the "Plan") or its participants. Under the terms of this guaranty agreement (the "Guaranty"), this subsidiary agreed to guarantee Columbia/HCA against losses arising from the following: (i) liabilities relating to the Plan for losses resulting from a fiduciary breach, prohibited transaction or other violation of law relating to the Plan and (ii) liabilities relating to the Plan which are not paid by the former stockholders of CHHC other than the Plan, but only to the extent such losses are not recovered by Columbia/HCA through other indemnity provisions of its agreement with the former shareholders of CHHC. These indemnity provisions include amounts accrued on CHHC's closing balance sheet at the time of sale and recoveries from escrow accounts established for the benefit of Columbia/HCA by CHHC's former shareholders. This subsidiary's maximum liability under the Guaranty is $20,000,000 for claims of loss arising before November 1, 1997, $17,500,000 for claims arising before November 1, 1998, and $15,000,000 for claims arising before November 1, 2000. There is no liability for any claims arising after November 1, 2000. However, the aggregate maximum liability under the Guaranty is $20,000,000. Pursuant to the Guaranty, the subsidiary agreed that on each date that a guaranteed obligation is required to be paid to Columbia/HCA, the subsidiary shall grant to Columbia/HCA a security interest equal to the amount of the guaranteed obligation in all the subsidiary's accounts receivable. This subsidiary also granted to Columbia/HCA the right to offset any liability arising under the Guaranty against any obligation of Columbia/HCA or its affiliates to the subsidiary. The Department of Labor has an open investigation relating to the Plan, and the Internal Revenue Service is also auditing certain issues related to the Plan. At December 31, 1996, no claims had been made under the Guaranty and the Company does not currently anticipate incurring any loss associated with the Guaranty.

     The Company is engaged in various legal and regulatory proceedings arising in the normal course of business which management believes will not have a material adverse effect on its financial position or results of operations.

                         SIMIONE CENTRAL HOLDINGS, INC.

9.  SEVERANCE AND OTHER RESTRUCTURING CHARGES

     As a result of the change in focus of the Company's business from providing services to affiliates of CHHC, the Company incurred severance and certain other restructuring costs totaling $1,215,000 in the fourth quarter of 1996. These costs primarily relate to severance of seven terminated key employees and costs to buyout a lease of equipment no longer useful to the Company. As of December 31, 1996, payments of $347,000 had been made against the accrued severance and other restructuring charges.

10.  INCOME TAXES

     The Company has not incurred or paid any income taxes since its inception.

     Deferred income taxes reflect the net effect of temporary differences between the financial reporting carrying amounts of assets and liabilities and income tax carrying amounts of assets and liabilities. The components of the Company's deferred tax assets and liabilities are as follows:

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                 1995         1996
                                                               ---------   -----------
Deferred tax assets:
  Net operating loss.....................................      $ 237,880   $ 2,270,669
  Accrued liabilities....................................             --       547,259
  Allowance for doubtful accounts........................             --       409,119
  Unearned revenues......................................             --       304,934
  Tax credit carryforward................................             --        95,830
  Other..................................................         46,121        62,356
                                                               ---------   -----------
Total deferred tax assets................................        284,001     3,690,167
Deferred tax liabilities:
  Purchased intangible assets............................             --    (1,532,009)
  Depreciation...........................................             --      (159,087)
                                                               ---------   -----------
Total deferred tax liabilities...........................             --    (1,691,096)
                                                               ---------   -----------
Net deferred tax assets..................................        284,001     1,999,071
Valuation allowance......................................       (284,001)   (1,999,071)
                                                               ---------   -----------
                                                               $      --   $        --
                                                               =========   ===========

     The Company has approximately $5,975,000 of net operating losses for income tax purposes available to offset future taxable income. Such losses expire $3,159,000 in 2010 and $2,816,000 in 2011 and may be subject to certain limitations for changes in ownership. Additionally, the Company has research and development and alternative minimum tax credits of approximately $96,000 which expire in years 2009 through 2011. A valuation allowance reducing net deferred tax assets recognized to zero has been recorded based on management's assessment that it is not "more likely than not" that the assets are realizable as of December 31, 1996.

Approximately $500,000 of the net deferred tax assets related to the IMHI acquisition will result in a credit to intangible assets if and when recognized.

                         SIMIONE CENTRAL HOLDINGS, INC.

10.  INCOME TAXES -- (CONTINUED)
Actual income tax expense differs from the "expected" amount (computed by applying the U.S. Federal corporate income tax rate of 34% to income or loss before income taxes) as follows for 1996:

Tax benefit computed at statutory rates.....................    $(5,405,624)
State income taxes, net of Federal effect...................       (635,956)
Non-deductible purchased in-process research and
  development...............................................      4,778,094
Other, net..................................................         14,264
Change in valuation allowance...............................      1,249,222
                                                                -----------
          Income tax........................................    $        --
                                                                ===========

     Prior to 1996, the Company's taxable loss was included in the consolidated tax return of the former parent company. The former parent company utilized net operating losses generated by the Company and did not allocate any benefit from use of the net operating losses to the Company.

11.  EMPLOYEE BENEFIT PLANS

     CHHC sponsored the Central Health Holding Company, Inc. Employee Stock Ownership Plan (the "Plan"), which covered substantially all full-time employees of CHHC and its wholly-owned subsidiaries and was funded by cash contributions from CHHC and its wholly-owned subsidiaries. The major asset of the Plan was shares of CHHC common stock acquired by the Plan. In connection with the pro rata distribution of the common stock of CHMS (see Note 1), the Plan received shares of the Company's common stock. All of the Plan's assets are allocated to each eligible employee's account and are held in trust until the employee's termination, retirement, total disability or death. In connection with the sale of CHHC to Columbia/HCA, the Plan was converted from an employee stock ownership plan to the Simione Central Holdings, Inc. Profit Sharing Plan Trust, and the sponsorship of the Plan was transferred from CHHC to the Company.

     The consolidated financial statements include the Company's share of employee benefit expense related to the Plan for the CHMS employees and also the CHS employees (see Note 1). This expense was approximately $474,000 and $439,000 in 1994 and 1995, respectively.

     The Company has adopted 401(k) plans that cover substantially all employees. The Company contributes to the plans based upon the dollar amount of each participant's contribution. The Company made contributions to these plans of approximately $54,000 in 1996.

12.  SHAREHOLDERS' EQUITY

     In November 1995, CHHC made a capital contribution of $2,443,013 to the Company, which used the proceeds to repay indebtedness of $2,443,013 to CHS.

     CHMS was a separate legal entity and a wholly-owned subsidiary of CHHC as of December 31, 1995. On January 6, 1996, CHMS formed CHMS Transitory Corp. ("Transitory Corp."). Transitory Corp. issued 2,994,856 shares of Class A Common Stock and one share of Class B Common Stock, all of which were held by CHMS. On January 16, 1996, CHMS and Transitory Corp. merged with Transitory Corp. as the survivor. The 11 shares of CHMS Common Stock held by CHHC were canceled and CHHC received the Class A and Class B Common Stock of Transitory Corp. Immediately subsequent to the merger, Transitory Corp. amended it articles of incorporation and changed its name to Central Health Management Services, Inc. On January 17, 1996, CHHC completed a pro-rata distribution to its shareholders of all the outstanding capital stock of CHMS. The distribution was accomplished through

                         SIMIONE CENTRAL HOLDINGS, INC.

12.  SHAREHOLDERS' EQUITY -- (CONTINUED)
the issuance of 3.411 Class A shares of CHMS common stock for each share of CHHC's common stock held by the respective shareholder.

     On January 17, 1996, CHHC made a $4,000,000 cash capital contribution to CHMS. On March 5 and 22, 1996, employees of CHMS purchased 964,418 shares of Class A Common Stock for aggregate consideration of $3,051,369. These shares were purchased under the terms of a stock subscription agreement whereby 10% was due at the date of purchase and the remainder was due on December 5, 1996. Stock subscription receivable of $850,000 reported as a reduction to common stock represents the amount not yet collected as of December 31, 1996. This amount is due from a major shareholder and executive officer of the Company who has personally guaranteed $1,500,000 of the Company's borrowings under its line of credit agreements. The Company has agreed to defer payment of this receivable until this individual is relieved from his personal guarantee of the Company's indebtedness.

     Holders of approximately 4,771,500 shares of common stock and warrants and options to purchase 1,905,758 shares of common stock have certain demand or piggyback registration rights, subject to certain conditions and limitations, which entitle the holders to require the Company to register all or part of their shares for public resale.

     As of December 31, 1996, the Company has reserved 2,067,049 shares of common stock for future issuance upon exercise of warrants and options to purchase common stock. See Note 16.

STOCK OPTIONS

     The Company has established two stock option plans, the 1994 Incentive Stock Option and Non-Qualified Stock Option Plan (the "1994 Plan") and the 1996 Stock Option Plan (the "1996 Plan"), under which the Company is authorized to grant options to purchase an aggregate of 628,504 shares of common stock. Options granted under these plans must have an exercise price not less than the fair market value at the date of grant. In addition to options granted under the 1994 Plan and 1996 Plan, the Company has granted non-plan options to certain related parties. Such non-plan options were granted with exercise prices equal to fair market value on the date of grant.

     The Company had no stock option activity prior to 1996. A summary of the Company's stock option activity for 1996 follows:

                                                                           WEIGHTED
                                                               NUMBER      AVERAGE
                                                                 OF        EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
Granted.....................................................    751,260     $6.08
Assumed in IMHI purchase....................................    722,174      2.90
Exercised...................................................    (26,748)     1.04
Forfeited...................................................    (40,049)     5.00
                                                              ---------
Outstanding at December 31, 1996............................  1,406,637     $4.58
                                                              =========

                         SIMIONE CENTRAL HOLDINGS, INC.

12.  SHAREHOLDERS' EQUITY -- (CONTINUED)
     The following table summarizes information about options outstanding at December 31, 1996:

                                                     OPTIONS OUTSTANDING
                                           ---------------------------------------    OPTIONS EXERCISABLE
                                                            WEIGHTED                 ----------------------
                                                            AVERAGE       WEIGHTED                 WEIGHTED
RANGE OF                                                   REMAINING      AVERAGE                  AVERAGE
EXERCISE                                     NUMBER       CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
PRICES                                     OUTSTANDING   LIFE IN YEARS     PRICE     EXERCISABLE    PRICE
--------                                   -----------   --------------   --------   -----------   --------
$0.74 -- $2.26...........................     417,028         5.4          $1.34        417,028     $1.34
 3.00 --  5.26...........................     569,611         9.5           3.90        360,968      3.26
 6.26 -- 10.50...........................     419,998         9.9           8.72        182,498      6.42
                                            ---------                                 ---------
                                            1,406,637         8.4          $4.58        960,494     $3.02
                                            =========                                 =========

     Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 as if the Company had accounted for employee stock option grants under the fair value method of SFAS No. 123. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rates of 6%; no dividends; a volatility factor of the expected market price of the Company's common stock of 0.6; and a weighted-average expected life of the options of 3.5 years. In addition, options assumed in the purchase of IMHI have been included in the fair value estimates as if the options assumed were granted by the Company on the purchase date and using an assumed exercise price of the value of IMHI shares issued in the acquisition. The weighted average fair value of options granted during 1996 was $1.80.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For the purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the options' vesting periods. The Company's pro forma net loss and net loss per share for 1996 were $(17,492,350) and $(4.08), respectively.

STOCK PURCHASE WARRANTS

     At December 31, 1996, the Company had outstanding warrants to purchase shares of the Company's common stock as follows:

                  COMMON       EXERCISE         EXPIRATION
                  SHARES        PRICE              DATE
                  -------      --------      -----------------
                  500,000       $ 1.00       February 24, 2005
                   77,519         6.22       October 8, 1999
                   10,000        11.26              --
                  -------
                  587,519
                  =======

     All outstanding warrants are exercisable except for a warrant to purchase 77,519 shares, for which the number of exercisable shares may be reduced depending on the Company's closing stock price preceding April 9, 1997.

                         SIMIONE CENTRAL HOLDINGS, INC.

12.  SHAREHOLDERS' EQUITY -- (CONTINUED)
     During 1996, the Company issued, and the holder exercised, a warrant for the purchase of 11,010 shares of common stock at $3.16 per share.

13.  TRANSACTIONS WITH FORMER PARENT COMPANY

     The Company derived revenue from charges for the services provided to the home health care agencies owned by CHHC. The charges were recorded, for purposes of these consolidated financial statements, in an amount equal to the cost of the services being provided and therefore generated no operating profit. Revenues of $8,575,000, $9,077,000 and $12,051,000 were recognized in 1994,
1995, and 1996, respectively. In addition, CHHC charged the Company a management fee for services provided to the Company. These services include facilities management, legal, accounting, administrative, executive and office support during 1994 and 1995. During 1996, the services provided were limited to legal and executive. CHHC's charges are based on the allocated direct cost of the various services being provided. Management fees in the amount of $3,164,000, $3,594,000 and $432,000 were incurred in 1994, 1995, and 1996, respectively.
These arrangements terminated effective October 31, 1996.

     Prior to 1996, the Company was charged by CHHC for its share of self-insured medical and dental claims. The Company's share of expenses for this program was $146,000 in both 1994 and 1995.

14.  RELATED PARTY TRANSACTIONS

     The note receivable from officer outstanding at December 31, 1995 was payable on demand, bearing interest at the monthly federal short-term rate. The Company received full payment of the note in 1996.

     Gateway LLC, a company owned in part by a director of the Company, leases an office facility to the Company under the terms of an agreement, which expires January 1, 2001. Rent expense and related operating expenses paid to Gateway LLC by the Company were $82,000 in 1996. Future annual rental payments under this lease are $223,000 in 1997, $233,000 in 1998, $243,000 in 1999, and $254,000 in
2000.

     A major shareholder and executive officer of the Company, along with certain other shareholders, are shareholders of Healthfield, Inc.
("Healthfield"). The Company entered into a management services agreement with Healthfield in February 1994. Healthfield paid the Company approximately $2,287,000 and $1,913,000 in management fees during 1994 and 1995, respectively, for certain administrative and financial services rendered to Healthfield in accordance with the agreement. The management services agreement with Healthfield was terminated in December 1995.

     A major shareholder and executive officer along with certain other executive officers of the Company are shareholders of National Leasing, Inc. ("National"). During 1996, the Company entered into various three-year capital leases with National. Monthly payments to National under these lease agreements are $23,600 and totaled $70,000 in 1996.

     A shareholder of the Company owns a Company which leased computer equipment to the Company during 1996 under an operating lease which expired in December 1996. Total payments in 1996 related to this lease were approximately $497,000.

     A shareholder and executive officer of the Company is a partner in an entity that leases an office facility to the Company on a month-to-month basis for $10,800 per month. Rent expense and related operating expenses paid to this entity were $112,000 in 1996.

                         SIMIONE CENTRAL HOLDINGS, INC.

14.  RELATED PARTY TRANSACTIONS -- CONTINUED
     The Company has consulting agreements with two entities in which certain directors of the Company have ownership interests. Aggregate monthly consulting fees paid to these two entities approximate $20,000 and totaled $59,000 in 1996.

15.  LICENSE AGREEMENTS

     Certain software applications of the Company's Shared Resource Solution incorporate software licensed from third parties. Under this license agreement, the Company is obligated to pay royalties based on the volume of transactions processed by the Company. Certain other agreements obligate the Company to pay royalties based on a fixed percentage of net collected revenues from sales of covered systems. In January 1996, the Company entered into an agreement with IBM Global Services ("IBM") under which the Company obtains data processing and network communication services. The agreement with IBM is for a ten year period expiring December 31, 2005, and requires the Company to pay fees based on the volume of transactions processed. The agreement requires minimum annual payments and is cancelable by the Company for a stated termination charge.

16.  SUBSEQUENT EVENTS

     On March 26, 1997, the Company's Board of Directors approved the Simione Central Holdings, Inc. Omnibus Equity-Based Incentive Plan (the "Incentive Plan") and the Simione Central Holdings, Inc. Non-Qualified Formula Stock Option Plan (the "Director Plan"), both of which are subject to shareholder approval. The Company has reserved 250,000 and 25,000 shares of common stock for future issuance under the Incentive Plan and Director Plan, respectively.

     On             , 1997, the Company effected a one-for-two reverse stock
split of the Company's outstanding common stock. All share and per share amounts have been restated to reflect the reverse stock split for all periods presented.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InfoMed Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of InfoMed Holdings, Inc. (a Delaware Corporation) and subsidiaries as of June 30, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InfoMed Holdings, Inc. and subsidiaries as of June 30, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Princeton, New Jersey
September 23, 1996

                             INFOMED HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                 JUNE 30,            SEPTEMBER 30,
                                                         -------------------------   -------------
                                                            1995          1996           1996
                                                         -----------   -----------   -------------
                                                                                      (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $   643,429   $ 1,116,222    $   750,202
  Accounts receivable, less allowance for doubtful
     accounts of $2,044,000 $1,427,000, and $1,460,000
     (unaudited), respectively.........................    1,623,587     1,759,865      2,434,625
  Inventories..........................................      338,175       157,475        101,034
  Assets held for sale.................................    2,954,560            --             --
  Prepaid expenses and other current assets............      115,836        62,195        114,855
                                                         -----------   -----------    -----------
          Total current assets.........................    5,675,587     3,095,757      3,400,716
Property and equipment, at cost, net...................      719,441       670,497        630,750
Receivables due after one year, less allowance for
  doubtful accounts of $76,000 in 1995 and $0 in
  1996.................................................      148,857        66,763          1,366
Intangible assets, at cost, net........................      749,995       124,995          9,583
Other assets...........................................      116,579        72,225         68,508
                                                         -----------   -----------    -----------
  Total assets.........................................  $ 7,410,459   $ 4,030,237    $ 4,110,923
                                                         ===========   ===========    ===========

                              LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Current portion of long-term debt....................  $ 1,681,032   $   170,188    $   143,187
  Accounts payable.....................................    3,053,604     1,258,680        874,323
  Accrued compensation and benefits....................      457,599       653,223        664,889
  Other accrued liabilities............................    1,134,669     1,734,868      1,543,131
  Customer deposits....................................    2,485,929       975,746      1,406,841
  Unearned revenue.....................................    1,194,302     1,105,533      1,389,526
                                                         -----------   -----------    -----------
          Total current liabilities....................   10,007,135     5,898,238      6,021,897
Long-term debt, less current portion...................      122,585        79,099         79,099
Other liabilities......................................           --        33,883         33,883
                                                         -----------   -----------    -----------
Total liabilities......................................   10,129,720     6,011,220      6,134,879
                                                         -----------   -----------    -----------
Commitments and contingencies
STOCKHOLDERS' DEFICIT:
  Convertible preferred stock, $.001 par value; 315,000
     shares authorized; 265,000 shares issued and
     outstanding.......................................          265           265            265
  Common stock, $.001 par value; 20,000,000 shares
     authorized; 2,307,204; 2,336,244; and 2,367,676
     (unaudited) shares issued and outstanding,
     respectively......................................        2,307         2,337          2,368
  Additional paid-in capital...........................    4,406,360     4,423,033      4,434,947
  Accumulated deficit..................................   (6,946,725)   (6,167,350)    (6,222,268)
  Treasury stock, 45,367 and 58,967 shares, at cost,
     respectively......................................     (181,468)     (239,268)      (239,268)
                                                         -----------   -----------    -----------
          Total stockholders' deficit..................   (2,719,261)   (1,980,983)    (2,023,956)
                                                         -----------   -----------    -----------
          Total liabilities and stockholders'
            deficit....................................  $ 7,410,459   $ 4,030,237    $ 4,110,923
                                                         ===========   ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                             INFOMED HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 THREE MONTHS ENDED
                                             YEARS ENDED JUNE 30,                   SEPTEMBER 30,
                                    ---------------------------------------   -------------------------
                                       1994          1995          1996          1995          1996
                                    -----------   -----------   -----------   -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
REVENUE:
  Software and equipment..........  $10,224,698   $ 5,473,930   $ 5,836,055   $1,886,325    $  667,469
  Maintenance and other
     services.....................    8,555,835     9,023,070     7,637,670    1,873,136     1,884,632
                                    -----------   -----------   -----------   ----------    ----------
          Total revenue...........   18,780,533    14,497,000    13,473,725    3,759,461     2,552,101
                                    -----------   -----------   -----------   ----------    ----------
COSTS AND EXPENSES:
  Cost of software and
     equipment....................    5,623,365     5,394,489     1,272,699      813,280       424,314
  Cost of maintenance and other
     services.....................    2,952,303     3,444,266     2,490,623      551,985       557,552
  Research and development........    1,001,032     1,473,712     2,003,402      622,843       379,125
  Selling, general and
     administrative...............    6,900,495     8,794,469     6,246,715    1,619,877     1,006,987
  Amortization and depreciation
     expense......................    1,422,488     1,721,360       955,815      248,607       178,412
  Severance charge................           --       304,283            --           --            --
                                    -----------   -----------   -----------   ----------    ----------
          Total costs and
            expenses..............   17,899,683    21,132,579    12,969,254    3,856,592     2,546,390
                                    -----------   -----------   -----------   ----------    ----------
Income (loss) from operations.....      880,850    (6,635,579)      504,471      (97,131)        5,711
OTHER INCOME (EXPENSE):
  Gain on sale of assets..........           --            --       437,665      146,088            --
  Interest income (expense),
     net..........................       86,082       (62,636)       19,799       (1,030)        5,621
  Other income....................           --            --        82,440           --            --
                                    -----------   -----------   -----------   ----------    ----------
Income (loss) before income tax
  provision.......................      966,932    (6,698,215)    1,044,375       47,927        11,332
Income tax provision..............      163,000            --            --           --            --
                                    -----------   -----------   -----------   ----------    ----------
Net income (loss).................  $   803,932   $(6,698,215)  $ 1,044,375   $   47,927    $   11,332
                                    ===========   ===========   ===========   ==========    ==========
EARNINGS (LOSS) PER SHARE:
PRIMARY:
Earnings (loss) per share.........  $      0.26   $     (2.99)  $      0.22   $    (0.01)   $    (0.02)
                                    ===========   ===========   ===========   ==========    ==========
Shares used in computation........    2,936,285     2,304,770     3,580,288    2,318,445     2,348,155
                                    ===========   ===========   ===========   ==========    ==========
FULLY DILUTED:
Earnings per share................  $      0.24   $       N/A   $       N/A   $      N/A    $      N/A
                                    ===========   ===========   ===========   ==========    ==========
Shares used in computation........    3,357,064           N/A           N/A          N/A           N/A
                                    ===========   ===========   ===========   ==========    ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                             INFOMED HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                    CONVERTIBLE            ADDITIONAL
                                     PREFERRED    COMMON    PAID-IN     (ACCUMULATED   TREASURY
                                       STOCK      STOCK     CAPITAL       DEFICIT)       STOCK        TOTAL
                                    -----------   ------   ----------   ------------   ---------   -----------
Balance at June 30, 1993..........     $ --       $   --   $1,189,080   $  (815,587)   $      --   $   373,493
Exchange of shares................       --        2,277      570,957            --           --       573,234
Exercise of common stock
  options.........................       --           21        7,898            --           --         7,919
Issuance of preferred stock, net
  of costs........................      165           --    1,629,835            --           --     1,630,000
Receipt of common shares for
  payment of debt.................       --           --           --            --     (181,468)     (181,468)
Dividends on convertible preferred
  stock...........................       --           --           --       (51,500)          --       (51,500)
Net income........................       --           --           --       803,932           --       803,932
                                       ----       ------   ----------   -----------    ---------   -----------
Balance at June 30, 1994..........      165        2,298    3,397,770       (63,155)    (181,468)    3,155,610
Issuance of preferred stock.......      100           --      999,900            --           --     1,000,000
Exercise of common stock
  options.........................       --            2        1,217            --           --         1,219
Exercise of warrants..............       --            7        7,473            --           --         7,480
Dividends on convertible preferred
  stock...........................       --           --           --      (185,355)          --      (185,355)
Net loss..........................       --           --           --    (6,698,215)          --    (6,698,215)
                                       ----       ------   ----------   -----------    ---------   -----------
Balance at June 30, 1995..........      265        2,307    4,406,360    (6,946,725)    (181,468)   (2,719,261)
Exercise of common stock
  options.........................       --           30       16,673            --           --        16,703
Repurchase of stock...............       --           --           --            --      (57,800)      (57,800)
Dividends on convertible preferred
  stock...........................       --           --           --      (265,000)          --      (265,000)
Net income........................       --           --           --     1,044,375           --     1,044,375
                                       ----       ------   ----------   -----------    ---------   -----------
Balance at June 30, 1996..........     $265       $2,337   $4,423,033   $(6,167,350)   $(239,268)  $(1,980,983)
                                       ====       ======   ==========   ===========    =========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                             INFOMED HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   THREE MONTHS ENDED
                                                                YEARS ENDED JUNE 30,                  SEPTEMBER 30,
                                                        -------------------------------------   -------------------------
                                                           1994         1995          1996         1995          1996
                                                        ----------   -----------   ----------   -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................  $  803,932   $(6,698,215)  $1,044,375   $   47,927    $   11,332
  ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
    CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
    Amortization and depreciation.....................   1,422,488     1,721,360      955,815      248,607       178,412
    Provision for bad debt expense....................     407,360     1,597,782      558,926       65,000        32,801
    Provision for severance charge....................          --       304,283           --           --            --
    Gain on sale of assets............................          --            --     (437,665)    (146,088)           --
  CHANGES IN ASSETS AND LIABILITIES NET OF EFFECTS
    FROM ACQUIRED ASSETS AND LIABILITIES IN 1994:
    (Increase) decrease in accounts and other
      receivables.....................................  (2,492,992)      730,118     (413,110)     171,237      (642,164)
    (Increase) decrease in inventories................     571,534        (1,163)     180,700       53,067        56,441
    (Increase) decrease in prepaid expenses and other
      assets..........................................       2,834       (38,434)      97,995       (6,079)      (48,943)
    Increase (decrease) in accounts payable...........       6,135       616,630   (1,794,924)    (663,690)     (384,357)
    Increase (decrease) in accrued compensation and
      benefits........................................    (158,392)     (430,432)     195,624     (386,075)     (246,321)
    Increase (decrease) in other accrued
      liabilities.....................................      81,508       142,817      335,199           --            --
    Increase (decrease) in customer deposits and
      unearned revenue................................     386,660     2,185,771   (1,515,462)    (504,010)      715,088
    Increase (decrease) in other liabilities..........     (48,424)     (131,076)      33,883           --            --
                                                        ----------   -----------   ----------   ----------    ----------
Net cash provided by (used for) operating
  activities..........................................     982,643          (559)    (758,644)  (1,120,104)     (327,711)
                                                        ----------   -----------   ----------   ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.................    (327,942)     (245,601)    (362,098)     (95,830)      (23,253)
  Proceeds from sale of certain assets of Script
    Systems, Inc......................................          --            --    2,766,987    2,767,000            --
  Proceeds from sale of building......................          --            --      421,975           --            --
  Increase in capitalized software costs and other
    intangibles.......................................    (813,429)     (874,325)          --           --            --
  Increase in organization and share exchange costs...     (77,791)           --           --           --            --
  Pharmacy software sold..............................      37,758            --           --           --            --
  Addition of cash from Script Systems, Inc...........      46,758            --           --           --            --
                                                        ----------   -----------   ----------   ----------    ----------
Net cash provided by (used for) investing
  activities..........................................  (1,134,646)   (1,119,926)   2,826,864    2,671,170       (23,253)
                                                        ----------   -----------   ----------   ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on bank debt.....................    (465,457)     (148,247)  (1,040,000)    (553,019)      (27,001)
  Principal payments on notes and capitalized
    leases............................................          --       (60,337)    (219,330)          --            --
  Proceeds from (repayments of) related party notes...          --       295,000     (295,000)          --            --
  Proceeds from issuance of common stock..............       7,919            --           --           --            --
  Proceeds from issuance of preferred stock, net of
    costs.............................................     980,000     1,000,000           --           --            --
  Proceeds from exercise of warrants and options......          --         8,699       16,703        8,811        11,945
  Proceeds from sale-leaseback........................          --       225,371           --           --            --
  Purchase of treasury stock..........................          --            --      (57,800)     (30,000)           --
  Escrow funds held by bank...........................          --            --           --     (525,000)           --
  Dividends paid on preferred stock...................     (77,750)      (41,250)          --           --            --
                                                        ----------   -----------   ----------   ----------    ----------
Net cash provided by (used for) financing
  activities..........................................     444,712     1,279,236   (1,595,427)  (1,099,208)      (15,056)
                                                        ----------   -----------   ----------   ----------    ----------
Net increase in cash and cash equivalents.............     292,709       158,751      472,793      451,858      (366,020)
Cash and cash equivalents, beginning of year..........     191,969       484,678      643,429      643,429     1,116,222
                                                        ----------   -----------   ----------   ----------    ----------
Cash and cash equivalents, end of year................  $  484,678   $   643,429   $1,116,222   $1,095,287    $  750,202
                                                        ==========   ===========   ==========   ==========    ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest................................  $  186,413   $   111,585   $   94,310   $   35,852    $       --
                                                        ==========   ===========   ==========   ==========    ==========
Preferred dividends accrued -- not paid...............  $       --   $   144,105   $  265,000   $   66,250    $   66,250
                                                        ==========   ===========   ==========   ==========    ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                             INFOMED HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS: InfoMed Holdings, Inc. ("IMHI") through its operating subsidiary, InfoMed, Inc. ("InfoMed") designs, markets, services and supports information systems which are sold in the home health industry.

     On August 26, 1993, pursuant to the terms of an exchange offer, IMHI combined business operations of InfoMed and Script Systems, Inc. ("Script"), a provider of management information systems and services to medical offices, clinics and hospital departments. The exchange was accounted for as a purchase of Script by InfoMed with 2,276,905 common shares of IMHI exchanged for the common and preferred shares of InfoMed and Script. The financial results of Script have been included in the accompanying consolidated financial statements from the date of the combination. On August 28, 1995, IMHI completed the sale of substantially all assets of Script (see Note 12).

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of IMHI and its subsidiaries, InfoMed and Script. All significant intercompany accounts and transactions have been eliminated.

     MANAGEMENT ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION: Revenue from the sale of software licenses and hardware is generally recognized upon shipment of the product, provided that no significant obligations remain and collection of the receivables is considered probable. Revenues derived from contracts requiring significant production, modification, or customization of software are recorded based on percentage of completion using labor hours or contract milestones. Revenue from software maintenance agreements is deferred and recognized ratably over the term of the agreements. Revenue from and the related costs associated with hardware maintenance agreements are recognized upon signing of the contract by the customer since future obligations are assigned to a third party and no additional costs are incurred upon the assignment to the third party. Revenue from training and consulting is recognized as the related services are performed.

     CONCENTRATION OF CREDIT RISK: IMHI sells its products to various companies in the healthcare industry. IMHI performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. IMHI maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

     CASH EQUIVALENTS: All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Market value of cash equivalents approximates cost.

     INVENTORIES: Inventories, which primarily consist of equipment to be delivered to customers, are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

                             INFOMED HOLDINGS, INC.

     PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the assets, or lease term, whichever is shorter, and are as follows:

                    ASSET CLASSIFICATION                        LIFE
                    --------------------                      ---------
Buildings...................................................   33 years
Furniture and fixtures......................................  5-7 years
Equipment...................................................  3-5 years
Leasehold improvements......................................   10 years

     INTANGIBLE ASSETS: Intangible assets primarily represents certain software costs for products and product enhancements that are capitalized after technological feasibility has been established. These costs are amortized ratably using the straight-line method over the estimated useful lives of the assets as set forth in Note 4. During 1996, IMHI reviewed its product development process and determined that technological feasibility is currently being established upon completion of a working model. Costs incurred in 1996 between completion of the working model and the point at which the product is ready for general release have been insignificant. Therefore, IMHI capitalized no costs in 1996. Capitalized software development costs amounted to $813,429 and $874,325 in 1994 and 1995, respectively. Amortization of capitalized software development costs, which is included in amortization and depreciation in the accompanying consolidated statements of operations, aggregated $496,272 in 1994, $749,084 in 1995 and $663,602 in 1996. Research and development expenditures, other than those qualifying for software capitalization, are charged to expense in the period incurred.

     IMHI reviews its long-lived and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The measurement of possible impairment is based on determining whether projected undiscounted future cash flows from the use of the asset is less than the carrying amount of the asset. As of June 30, 1996, in the opinion of management, there has been no such impairment.

     INCOME TAXES: Income taxes are provided for in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes". The statement requires IMHI follow the liability method of accounting for income taxes which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities.

     EARNINGS (LOSS) PER SHARE: Primary earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares and share equivalents outstanding during the period. Fully diluted earnings per share is computed by dividing net income (loss) available to common stock holders by the number of shares and share equivalents outstanding at the end of the period assuming the conversion of the Preferred Stock. Common stock equivalents are included in the earnings (loss) per share calculation unless such equivalents are antidilutive. Fully diluted earnings per share are not presented for the years ended June 30, 1995 and 1996 because fully diluted earnings per share amounts for these periods do not differ significantly from primary earnings per share.

     STOCK BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" ("SFAS No. 123") which establishes financial accounting and reporting standards for stock based employee compensation plans. Companies are encouraged, rather than required to adopt a new method that accounts for stock compensation awards based on their fair value using an option pricing model. Companies that do not adopt this method will have to make pro forma disclosures of net income as if the fair value based method of accounting required by this standard had been applied.

                             INFOMED HOLDINGS, INC.

IMHI is required to adopt SFAS No. 123 effective July 1, 1996. IMHI has elected to adopt the disclosure requirement of the pronouncement.

     PRESENTATION AND RECLASSIFICATIONS: Certain items in the 1994 and 1995 Consolidated Financial Statements have been reclassified for comparative purposes.

UNAUDITED INTERIM FINANCIAL STATEMENTS:

     The unaudited interim financial statements included all adjustments, consisting only of normal recurring accruals, which IMHI considers necessary for a fair presentation of the financial position of IMHI as of September 30, 1996 and the results of operations for the three months ended September 30, 1995 and 1996, as presented in the accompanying unaudited interim financial statements.

NOTE 2.  LEASE RECEIVABLES

     IMHI provides financing to certain customers on sales of software and equipment. Lease terms are generally five years. Future minimum lease payments under these sales-type leases are as follows:

1997........................................................  $134,399
1998........................................................    72,038
                                                              --------
                                                               206,437
Less: interest portion......................................    27,184
                                                              --------
                                                              $179,253
                                                              ========

NOTE 3.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at June 30:

                                                                 1995          1996
                                                              ----------    ----------
Land........................................................  $   81,149    $       --
Building and improvements...................................     161,746            --
Equipment...................................................   1,117,280     1,442,546
Furniture and fixtures......................................     184,657       197,646
Leasehold improvements......................................     103,876        24,484
                                                              ----------    ----------
                                                               1,648,708     1,664,676
Less: accumulated depreciation..............................     929,267       994,179
                                                              ----------    ----------
                                                              $  719,441    $  670,497
                                                              ==========    ==========

NOTE 4.  INTANGIBLE ASSETS

     Intangible assets consisted of the following at June 30:

                                                         ESTIMATED
                                                            LIFE
                                                         (IN YEARS)     1995       1996
                                                         ----------   --------   --------
Software development costs, net of accumulated
  amortization of $1,125,054 and $1,745,054,
  respectively.........................................      3        $734,162   $114,162
Organization and share exchange costs, net of
  accumulated amortization of $9,167 and $14,167,
  respectively.........................................      5          15,833     10,833
                                                                      --------   --------
                                                                      $749,995   $124,995
                                                                      ========   ========

                             INFOMED HOLDINGS, INC.

NOTE 5.  DEBT

     Debt consisted of the following at June 30:

                                                                 1995          1996
                                                              ----------    ----------
Line of credit..............................................  $  600,000    $       --
Note payable to Bank........................................     440,000            --
Note payable to members of the Board of Directors and their
  affiliates, interest at 11%...............................     295,000            --
Notes payable to Fred Neufeld (Note 11).....................     205,920       102,010
Capitalized leases..........................................     255,538       147,277
Other.......................................................       7,159            --
                                                              ----------    ----------
                                                               1,803,617       249,287
Less: current portion.......................................   1,681,032       170,188
                                                              ----------    ----------
          Total long term debt..............................  $  122,585    $   79,099
                                                              ==========    ==========

     At June 30, 1995, $600,000 was outstanding under an $800,000 line of credit agreement with United Jersey Bank (the "Bank"). This line of credit expired on October 31, 1995, was fully repaid, and was not renewed. Borrowing under the line required interest at 1% above the Bank's floating base rate (which averaged 9.9% and 9.0% in 1995 and 1996, respectively). Maximum and average borrowings under the line were $600,000 and $480,000, respectively, during 1996.

     Under a Loan and Security Agreement with the Bank the note payable to Bank required monthly payments of principal of $10,000 plus interest at the Bank's floating base rate, which averaged 9.0% during 1996, plus 1.0%. The loan was repaid on March 31, 1996.

     On October 5, 1994, IMHI executed promissory notes totaling $295,000 with certain members of its Board of Directors and their affiliates. The proceeds of the notes were used for short-term working capital needs. Under the terms of the notes, the total principal, plus interest at 11% per annum, was due and payable on December 6, 1994. The notes were paid in full on January 4, 1996.

     Interest of $58,900, $5,512 and $41,607 was paid to related parties in 1994, 1995 and 1996, respectively.

     In August 1994, IMHI entered into a sale-leaseback agreement. Under the agreement, the Company sold fixed assets, predominantly computer equipment with a book value of approximately $247,000, and leased them back for a period of forty-eight months. IMHI has received a total of $225,371 relating to this agreement.

     The amount of annual principal payments for the next three fiscal years are as follows:

1996........................................................  $170,188
1997........................................................    72,668
1998........................................................     6,431
                                                              --------
                                                              $249,287
                                                              ========

NOTE 6.  PREFERRED STOCK AND COMMON STOCK

     Pursuant to an agreement dated February 24, 1995, IMHI sold securities consisting of (i) 100,000 shares of 10% Convertible Preferred Stock; and (ii) 100,000 warrants to purchase common stock to certain members of its Board of Directors and their affiliates at a price of $10 per security. Each

                             INFOMED HOLDINGS, INC.

warrant allows for the purchase of 10 shares of common stock at a price of $.50 per share. The total proceeds from the sale, which were used for general working capital purposes, were $1,000,000.

     During 1994, IMHI's former President tendered 45,367 shares of IMHI's common stock to IMHI, valued at $181,468 (fair market value at date of tender), in order to repay a portion of outstanding loans and interest due to the Company. The remaining balance was eliminated in connection with the severance agreement discussed in Note 11.

     On March 31, 1994 IMHI issued 165,000 shares of 10% Convertible Preferred Stock through a private placement to O'Donnell Davis and EGL Holdings and Affiliates ("EGL") for $1,000,000 in cash and conversion of $650,000 of debt held by O'Donnell Davis. The Convertible Preferred Stock is entitled to dividends of no less than the annual dividends declared for the common stock plus 10% per annum of the consideration received by IMHI for the issuance of the Convertible Preferred Stock. Dividends are payable in quarterly installments.

     The number of common stock shares issuable upon conversion of the Convertible Preferred Stock is determined by the original issue price of the convertible preferred stock divided by $2. IMHI has agreed to reserve 2,075,000 shares of its common for conversion of the Convertible Preferred Stock.

     Under an Incentive Stock Option and Nonqualified Stock Option Plan (the "Plan"), a maximum of 200,000 shares of common stock have been reserved for issuance under the Plan and no more than 50,000 shares may be granted to any one employee in any Plan year. The option price shall be at least 100% of the fair market value of the shares at the time of granting the options. Additionally, any option granted to a 10% stockholder must have an option price of at least 110% of the fair market value of the share at the time of granting the option. Options are not exercisable prior to the expiration of twelve months following the date of grant and must be exercised within ten years from the date of grant. However, options to 10% or greater stockholders must be exercised within five years from the date of grant.

     The following is a summary of certain information pertaining to common stock options and common stock warrants.

                                                              WARRANTS       OPTIONS
                                                              --------      ---------
Balance at June 30, 1993....................................   36,800         942,164
Issued ($3.25)..............................................       --          25,000
Expired ($0.37 - $9.05).....................................  (10,000)        (60,612)
Exercised ($0.37)...........................................       --         (21,488)
                                                              -------       ---------
Balance at June 30, 1994....................................   26,800         885,064
Issued ($0.50 - $2.13)......................................  100,000           2,000
Expired ($0.37 - $6.55).....................................       --         (77,740)
Exercised ($0.37 - $1.10)...................................   (6,800)         (2,011)
                                                              -------       ---------
Balance at June 30, 1995....................................  120,000         807,313
Issued ($1.13 - $2.00)......................................       --         309,247
Expired ($1.10 - $5.95).....................................       --         (25,540)
Exercised ($0.37 - $1.10)...................................       --         (29,040)
                                                              -------       ---------
Balance at June 30, 1996....................................  120,000       1,061,980
                                                              =======       =========

     At June 30, 1996, all of the warrants (which are convertible into ten shares of common stock) and 1,049,760 of the options were exercisable.

                             INFOMED HOLDINGS, INC.

NOTE 7.  INCOME TAXES

     The components of the income tax provision for continuing operations are as follows for the years ended June 30:

                                                   1994          1995          1996
                                                 --------      --------      --------
Current:
  Federal......................................  $     --      $     --      $     --
  State........................................    30,000            --            --
Deferred.......................................   133,000            --            --
                                                 --------      --------      --------
                                                 $163,000      $     --      $     --
                                                 ========      ========      ========

     Deferred taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes. The deferred tax provision of $133,000 for the year ended June 30, 1994 relates to Script's book income. Due to the utilization of Script's net operating loss carryforwards, there was no taxable income and such utilization was reflected as a reduction of goodwill.

     Deferred income taxes reflect the net effect of temporary differences between the financial reporting carrying amounts of assets and liabilities and income tax carrying amounts of assets and liabilities. As of June 30, 1995 and 1996, the components of IMHI's deferred tax liabilities and assets are as follows:

                                                               1995           1996
                                                           ------------    -----------
Capitalized software costs...............................  $    432,000    $    44,000
Amortization and depreciation............................       126,000        151,000
                                                           ------------    -----------
Gross deferred tax liabilities...........................       558,000        195,000
                                                           ------------    -----------
Net operating loss carryforwards.........................     2,890,000        805,000
Bad debts................................................       856,000        499,000
Accrued liabilities......................................       188,000        138,000
Deferred income..........................................        94,000        359,000
                                                           ------------    -----------
Gross deferred tax asset.................................     4,028,000      1,801,000
                                                           ------------    -----------
Deferred tax asset valuation allowance...................    (3,470,000)    (1,606,000)
                                                           ------------    -----------
Net deferred tax asset...................................  $         --    $        --
                                                           ============    ===========

     Due to the uncertainty of realization of the deferred tax asset, a valuation allowance has been established.

     Income tax provision (benefit) from continuing operations at the statutory income tax rate is reconciled below to the total tax expense recorded for financial statement purposes for the years ended June 30:

                                                     1994         1995          1996
                                                   ---------   -----------   -----------
Income tax expense (benefit) from continuing
  operations at the US federal statutory rate of
  35%............................................  $ 328,757   $(2,277,000)  $   365,000
State taxes, net of federal income tax effect....     13,200            --            --
Amortization of nondeductible intangibles........     84,205       207,000        35,000
Utilization of net operating loss................   (289,274)           --      (416,000)
Non-recognition of net operating loss............         --     2,028,000            --
Other............................................     26,112        42,000        16,000
                                                   ---------   -----------   -----------
                                                   $ 163,000   $        --   $        --
                                                   =========   ===========   ===========

                             INFOMED HOLDINGS, INC.

     As of June 30, 1996, IMHI has net operating loss carryforwards of approximately $2,300,000 for tax purposes which are subject to certain limitations as to their use and expire through 2010. InfoMed has investment and other tax credit carryforwards of approximately $73,000 which expire in 2009.

NOTE 8.  COMMITMENTS AND CONTINGENCIES

     IMHI leases its office facilities and certain computer equipment under various operating lease agreements (see Note 10). These leases require the Company to pay taxes, insurance and maintenance expenses, and provide for renewal options at the then fair market rental value of the property.

     The aggregate annual rental commitments under all non-cancelable operating leases as of June 30, 1996 are as follows:

1997........................................................  $226,000
1998........................................................   237,000
1999........................................................   247,000
2000........................................................   258,000
2001........................................................   269,000

     Rental expense was $583,021, $598,547 and $567,425 for the years ended June 30, 1994, 1995 and 1996, respectively.

     IMHI has employment and consulting agreements (see Note 10) which require future minimum compensation of $96,000 in 1997 and $60,000 in 1998 and 1999.

     IMHI is engaged in various legal proceedings which management believes will not have a material adverse effect on its financial position or results of operations. IMHI is involved in certain other claims, litigation and/or regulatory matters arising in the normal course of business which are not considered material.

NOTE 9.  PROFIT SHARING PLAN

     InfoMed has a nonqualified employee incentive plan which provides for profit sharing contributions at the discretion of management. Employees become vested over a 15 year period. There were no contributions made in 1994, 1995, or 1996.

NOTE 10.  RELATED PARTY TRANSACTIONS

     Since January 7, 1992, EGL has been retained by IMHI to provide consulting services on corporate investments. The consulting agreement extends through June 30, 1999, and provides for a monthly consulting fee of $5,000 plus expenses. Payments for expenses totaled $24,012 for 1994, $2,993 for 1995, and $4,731 for 1996. Two partners of EGL are also Directors of IMHI.

     O'Donnell Davis, which is 75% owned by the Chairman of IMHI, provided consulting services to IMHI of $161,792, $147,817 and $175,000 plus expenses relating to travel of $9,560, $35,270 and $30,100 in 1994, 1995 and 1996,
respectively, under terms of an amended agreement which expired December 31, 1994. However, O'Donnell Davis continues to provide management and consulting services for a monthly fee of $14,583 plus expenses.

     A shareholder in O'Donnell Davis is a partner in a firm which provides legal services to IMHI. Fees for services provided amounted to $166,860, $199,273 and $140,492 in 1994, 1995 and 1996, respectively.

     Gateway, LLC, a company owned in part by certain members of IMHI's Board of Directors and their affiliates, leases an office facility to IMHI under the terms of an agreement, which was renewed as

                             INFOMED HOLDINGS, INC.

of January 1, 1996, for a period of five years with a five year renewal option. Prior to August 1, 1994, the property was owned by O'Donnell Davis. Rent expense and related operating expenses were $128,166 in 1994, $191,258 in 1995 and $197,772 in 1996.

NOTE 11.  SEVERANCE CHARGE

     On February 28, 1995, IMHI entered into a Settlement Agreement (the "Agreement") with its President who terminated his employment with IMHI and a severance charge of approximately $304,000 was recorded. Under the terms of the Agreement, the President receives monthly payments of $9,000 on a non-interest bearing promissory note through March 1, 1997. In addition, certain employee benefits remained in effect through February 1996. Loans to the former President of $84,664 have been offset against the severance amounts payable.

NOTE 12.  SALE OF ASSETS

     On August 28, 1995, IMHI sold substantially all of the assets of Script to Medic Computer Systems, Inc. ("Medic") for $2,967,000 resulting in a gain of approximately $146,000 which is included in the gain on sale of assets. The book value on the date of sale of the assets and liabilities sold were as follows: accounts receivable of $518,000, fixed assets of $172,000, software development costs of $422,000, other intangibles of $2,245,000, less deferred maintenance of $546,000 and other liabilities of $114,000. IMHI retained the obligations to deliver and the rights to revenue of the backlogged Script orders while Medic assumed ongoing support and maintenance obligations.

     On a pro forma basis, IMHI, without Script, would have generated $11,446,000 of revenues, net income of $50,000 and a net loss per share of $0.06 for the year ended June 30, 1996.

     On October 23, 1995, IMHI sold certain property with a book value of $130,400 for $421,975.

NOTE 13.  SUBSEQUENT EVENT

     On September 5, 1996, IMHI and Central Health Management Services, Inc. ("CHMS") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which CHMS will be merged with a wholly-owned subsidiary of IMHI. In connection therewith, each issued and outstanding share of CHMS common stock will be converted into and exchanged for the right to receive 0.22021 shares (approximately 8,000,000 shares) of IMHI's common stock (the "Exchange Ratio"). Any shares of CHMS common stock held by IMHI or any of its subsidiaries, any shares held in treasury by CHMS and any shares held by subsidiaries of CHMS will be canceled and retired and no consideration will be issued in exchange therefore. In addition, any shareholders of CHMS who fail to deliver certain representations in connection with the receipt of IMHI's common stock in the merger will receive cash in lieu of shares of IMHI's common stock, provided 95% or more of the outstanding shares of CHMS deliver such representations. Under terms of the Merger Agreement, all outstanding options and warrants to purchase CHMS common stock will be converted into the right to purchase shares of IMHI's common stock, provided that the number of shares to be purchased and related exercise prices shall be adjusted by the Exchange Ratio. The transaction is subject to approval by the shareholders of CHMS, appropriate regulatory approvals and the satisfaction of certain other conditions contained in the Merger Agreement.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Simione Central, Inc.
Atlanta, Georgia

     We have audited the accompanying statements of net assets of Simione & Simione, CPAs (a Partnership) -- Consulting Division (a division of Simione & Simione, CPAs) as of December 31, 1994 and 1995, and the related statements of divisional operations, divisional equity and divisional cash flows for each of the years in the two year period ended December 31, 1995. These financial statements are the responsibility of Simione & Simione, CPA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Simione & Simione, CPAs -- Consulting Division as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen LLP

New Haven, Connecticut
November 25, 1996

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                            STATEMENTS OF NET ASSETS
                           DECEMBER 31, 1994 AND 1995

                                                                1994       1995
                                                              --------   --------
                             ASSETS (NOTES 5 AND 6)
Current Assets
Cash........................................................  $ 22,061   $ 10,239
Accounts receivable and unbilled services, less allowance
  for doubtful accounts 1994 $66,362:1995 $82,416...........   577,057    708,522
Other assets (Note 4).......................................    10,033      4,814
                                                              --------   --------
          Total assets......................................  $609,151   $723,575
                                                              ========   ========

                  LIABILITIES AND DIVISIONAL PARTNERSHIP EQUITY
Current Liabilities
Line of credit (Note 2).....................................  $ 64,391   $ 76,558
Current maturities of long-term debt (Note 3)...............    65,115     77,430
Accounts payable............................................    71,707    128,614
Loans payable from partners (Note 4)........................    12,674     14,159
Accrued expenses............................................    27,054     13,300
                                                              --------   --------
          Total current liabilities.........................  $240,941   $310,061
Long-term debt, less current maturities (Note 3)............   130,230     77,430
                                                              --------   --------
          Total liabilities.................................   371,171    387,491
Commitments (Notes 5 and 7)
Net Asset, Divisional Equity................................   237,980    336,084
                                                              --------   --------
Total liabilities and divisional partnership equity.........  $609,151   $723,575
                                                              ========   ========

                       See Notes to Financial Statements.

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                      STATEMENTS OF DIVISIONAL OPERATIONS
                     YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                 1994          1995
                                                              ----------    ----------
Net services................................................  $1,882,437    $2,350,120
                                                              ----------    ----------
Operating expenses..........................................   1,051,667     1,355,589
General and administrative expenses.........................     277,581       301,243
                                                              ----------    ----------
                                                               1,329,248     1,656,832
                                                              ----------    ----------
OPERATING INCOME............................................     553,189       693,288
                                                              ----------    ----------
Other income (expense)
Interest income.............................................       5,750        11,566
Interest expense............................................     (25,426)      (25,454)
Other.......................................................       6,168        13,252
                                                              ----------    ----------
                                                                 (13,508)         (636)
                                                              ----------    ----------
Net income..................................................  $  539,681    $  692,652
                                                              ==========    ==========

                       See Notes to Financial Statements.

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                        STATEMENTS OF DIVISIONAL EQUITY
                     YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                 1994          1995
                                                              ----------    ----------
Balance, beginning..........................................  $  142,273    $  237,980
Net income..................................................     539,681       692,652
Net transfers...............................................    (443,974)     (594,548)
                                                              ----------    ----------
Balance, ending.............................................  $  237,980    $  336,084
                                                              ==========    ==========

                       See Notes to Financial Statements.

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                      STATEMENTS OF DIVISIONAL CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                1994         1995
                                                              ---------    ---------
Cash flows from operating activities
  Net income................................................  $ 539,681    $ 692,652
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for doubtful accounts........................      7,657       16,054
     Decrease (increase) in accounts receivable and unbilled
      services..............................................   (146,261)    (147,529)
     Decrease (increase) in other assets....................     13,027        5,219
     (Decrease) increase in accounts payable................     19,888       56,907
     (Decrease) increase in accrued expenses................      2,229      (13,754)
                                                              ---------    ---------
       Net cash provided by operating activities............    436,221      609,549
                                                              ---------    ---------
Cash flows from financing activities
  Net financing obtained from (provided to) partnership.....     25,793      (28,308)
  Loans payable from partners, net..........................     (1,177)       1,485
  Net transfers.............................................   (443,974)    (594,548)
                                                              ---------    ---------
  Net cash used in financing activities.....................   (419,358)    (621,371)
                                                              ---------    ---------
       Net increase (decrease) in cash......................     16,863      (11,822)
Cash at beginning of year...................................      5,198       22,061
                                                              ---------    ---------
Cash at end of year.........................................  $  22,061    $  10,239
                                                              =========    =========

                       See Notes to Financial Statements.

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Simione & Simione, CPA's, a Partnership ("Partnership") is a public accounting firm based in Hamden, Connecticut. Simione & Simione,
CPA's -- Consulting Division ("Simione & Simione"), a division of the Partnership provides consulting services primarily serving the healthcare industry. The Partnership also operated the audit and accounting division and the tax division. The results of these divisions are not included in these financial statements.

     A summary of the Partnership's significant accounting policies follows:

FINANCIAL STATEMENT PRESENTATION

     Divisional balance sheets of Simione & Simione include accounts receivable and unbilled services which are attributable specifically to consulting services provided by Simione & Simione. Balance sheet accounts that are not directly attributed to Simione & Simione are allocated based on a ratio of Simione & Simione accounts receivable and unbilled services to total accounts receivable and unbilled services of the Partnership. The statement of operations of Simione & Simione includes direct service revenue and expenses (primarily payroll) as well as an allocation of indirect operating expenses of the Partnership. Expenses which were not directly attributable to Simione & Simione were allocated on a pro-rata basis to each of the three divisions operated by the Partnership. For the years ended December 31, 1994 and 1995 approximately $303,000 and $320,000 of indirect operating expenses were allocated to Simione & Simione. Management believes that the allocations made were reasonable and include all expenses incurred on behalf of the division.

     The accompanying financial statements do not necessarily indicate the financial position, results of operations or cash flows that would have been obtained if the division had been operated as an independent entity.

PERSONAL ASSETS AND LIABILITIES AND PARTNERS' SALARIES

     In accordance with generally accepted methods of presenting partnership financial statements, the divisional financial statements do not include the personal assets and liabilities of the partners including their obligation for income taxes on their distribution shares of net income of the partnership, nor any provision for income tax expense.

     The expenses shown on the statements of divisional operations do not include any salaries to the partners.

REVENUE RECOGNITION

     Revenue is recognized when services are performed.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Included among the material reported amounts and disclosures that require extensive use of estimates is the allocation of indirect Partnership operating expenses. Actual results could differ from those estimates.

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  LINE OF CREDIT

     The Partnership had a $150,000 line of credit with a bank which subsequent to December 31, 1995 was repaid. This line of credit was collateralized by substantially all assets of the Partnership and was personally guaranteed by the partners. Interest was payable monthly at the prime rate as published in The Wall Street Journal (8.25% at December 31, 1995) plus 1.5 percent.

3.  LONG-TERM DEBT

     Long-term debt of the Partnership consisted of the following at December 31, 1994 and 1995:

Note payable Bank, $12,500 due monthly plus interest at the
  prime rate as published by the Wall Street Journal (8.25%
  at December 31, 1995) plus 1.5 percent, through December
  4, 1997, secured by substantially all assets of the
  Partnership and personally guaranteed by the partners...    $300,000
                                                              ========

     Subsequent to December 31, 1995 this note was repaid in full by the Partnership.

4.  RELATED PARTY TRANSACTIONS

     The Partnership rented their offices from S & S Realty, which is owned by certain partners, under an operating lease which expired December 31, 1994. Beginning January 1, 1995, the Partnership rented this facility on a month to month basis. The rent paid to S & S Realty during each of those years was approximately $156,000.

     At December 31, 1994, approximately $23,000 was due from S & S Realty to the Partnership. The allocated amount, $10,003, is classified as other asset at December 31, 1994.

     At December 31, 1994 and 1995, the Partnership had outstanding loans payable from the partners of approximately $29,000 and $27,000, respectively.

     Net transfers reflected on the statements of divisional equity and cash flows represent transfers to the Partnership to fund partner distributions and to fund other divisions of the Partnership.

5.  OPERATING LEASES

     The Partnership has operating leases expiring in various years through 1998.

     Future minimum payments, by year and in the aggregate, due under significant noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1995:

1996........................................................  $47,997
1997........................................................   37,145
1998........................................................      212
                                                              -------
                                                              $85,354
                                                              =======

     Total lease expense of the Partnership for the years ended December 31, 1994 and December 31, 1995 approximated $37,000 and $17,000, respectively.

6.  EMPLOYEE PROFIT SHARING PLAN

     The Partnership maintains a 401(k) profit sharing plan for the benefit of substantially all of its employees who meet certain minimum eligibility requirements and who elect to participate. Under the terms of the Plan, participants can contribute up to 20 percent of their pay to the extent permitted by law. The Partnership may make discretionary matching contributions to the Plan up to 50 percent of

                 SIMIONE & SIMIONE, CPAS -- CONSULTING DIVISION
             (A DIVISION OF SIMIONE & SIMIONE, CPAS, A PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

the employees' first 10 percent of compensation contributed. Participants are immediately vested in their contribution and vest completely in Partnership contributions after five years of service. The Partnership has not made any contributions to the Plan

7.  SALE OF SIMIONE & SIMIONE -- CONSULTING ASSETS

     Effective January 1, 1996, the Partnership sold all of the assets used by their consulting division including tangible property, contracts, leases, books and records, customer lists, prepaid expenses and goodwill for $2,000,000 in cash to CHMS. Under terms of this agreement, the partners agree not to compete in any competing business, as defined in the agreement, through December 31, 2001. The purchase price was allocated to goodwill.

     On September 5, 1996, InfoSub, Inc., a subsidiary of IMHI and CHMS entered into an agreement and plan of merger. The merger was consummated on October 8, 1996.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH

     The carrying amounts of this financial instrument approximates fair value because of the short maturity of this financial instrument.

LONG-TERM DEBT

     The carrying amount of long-term debt approximates fair value because the rates are similar to quoted market prices for debt with similar requirements.

9.  MAJOR CUSTOMER

     During the year 1995 one client provided approximately $273,000 of revenue to Simione & Simione. At December 31, 1995 this client owed Simione & Simione $154,000.

======================================================
    NO DEALER, SALESPERSON OR OTHER PERSON HAS
  BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
  ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN
  THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFOR-
  MATION OR REPRESENTATIONS MUST NOT BE RELIED UPON
  AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY
  SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS
  PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
  SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY
  JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION
  WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS
  UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS
  NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER
  ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
  THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-
  PANY OR THAT THE INFORMATION CONTAINED HEREIN IS
  CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE
  HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Available Information.............    2
Prospectus Summary................    3
Risk Factors......................    5
The Company.......................   14
Use of Proceeds...................   15
Price Range of Common Stock and
  Dividend Policy.................   15
Capitalization....................   16
Dilution..........................   17
Unaudited Pro Forma Condensed
  Consolidated Statement of
  Operations......................   18
Selected Consolidated Financial
  Data............................   19
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......   20
Business..........................   29
Management........................   40
Certain Transactions..............   50
Principal and Selling
  Stockholders....................   53
Description of Capital Stock......   55
Shares Eligible for Future Sale...   57
Underwriting......................   59
Legal Matters.....................   61
Change in Accountants.............   61
Experts...........................   61
Index to Financial Statements.....  F-1

======================================================
======================================================

                                2,800,000 SHARES

                                SIMIONE CENTRAL
                                 HOLDINGS, INC.

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               HAMBRECHT & QUIST

                           JEFFERIES & COMPANY, INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.
                                                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses, other than underwriting discounts and commissions, to be borne by the Company in connection with the issuance and distribution of the Common Stock being registered.

                                                              AMOUNTS
                                                              --------
Securities and Exchange Commission registration fee.........  $ 12,685
National Association of Securities Dealers, Inc. filing
  fee.......................................................     4,686
Nasdaq National Market listing fee..........................    37,465
Blue Sky fees and expenses..................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Printing and engraving expenses.............................     *
Transfer Agent and Registrar fee............................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $800,000
                                                              ========

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is organized under the laws of the State of Delaware. The Delaware General Corporation Law, as amended (the "DGCL"), provides that a Delaware corporation has the power generally to indemnify its directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent against expenses is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification. To the extent that a Corporate Agent has been successful on the merits of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify the Corporate Agent for expenses in connection therewith. Expenses incurred by a Corporate Agent in connection with a proceeding may, under certain circumstances, be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors. The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled under the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

     Under the DGCL, a Delaware corporation has the power to purchase and maintain insurance on behalf of any Corporate Agent against any liabilities asserted against and incurred by him in such capacity, whether or not the corporation has the power to indemnify him against such liabilities under the DGCL.

     As permitted by the DGCL, the Company's Certificate of Incorporation, as amended, and Bylaws, as amended, contain a provision which limit the personal liability of directors for monetary damages for breach of their fiduciary duties as directors except to the extent such limitation of liability is prohibited by the DGCL. In accordance with the DGCL, these provisions do not limit the liability of any director for any breach of the director's duty of loyalty to the Company or its stockholders; for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for certain unlawful payments of dividends or stock repurchases under Section 174 of the DGCL; or for any transaction from which the director derives an improper personal benefit. These provisions do not limit the rights of the Company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, these provisions apply only to claims against a director arising out of his role as a director and do not relieve a director from liability for violations of statutory law, such as certain liabilities imposes on a director under the federal securities laws.

     In addition, the Company's Certificate of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of directors and officers for certain fines, liabilities, costs and expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers to the fullest extent authorized by the DGCL.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On October 8, 1996, CHMS and IMHI merged in a transaction that was accounted for as a reverse acquisition for financial reporting purposes. In connection with the merger, IMHI issued approximately 7.9 million shares of its common stock in exchange for all the outstanding common stock of CHMS, and the former shareholders of CHMS thereby acquired control of IMHI. The IMHI common stock issued in connection with the merger was not registered with the Commission upon reliance on Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, the IMHI common stock received in connection with the merger is restricted stock and subject to Rule 144 under the Securities Act. IMHI shareholder approval was not required or obtained in connection with the merger.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1     --   Form of Underwriting Agreement.
  3.1     --   Certificate of Incorporation of the Company (Incorporated by
               reference to Exhibit 3.1 to the Company's Registration
               Statement on Form S-4 (Registration Number 33-57150) as
               filed with the Securities and Exchange Commission).
  3.2     --   Amendment to the Certificate of Incorporation of the Company
               (Incorporated by reference to Exhibit 3.2 to the Company's
               Registration Statement on Form S-4 (Registration Number
               33-57150) as filed with the Securities and Exchange
               Commission).
  3.3     --   Amended and Restated Bylaws of the Company.
  3.4     --   Certificate of Ownership Merging Simione Central Holdings,
               Inc. into InfoMed Holdings, Inc. (Incorporated by reference to Exhibit 3.5 of the Company's Form 10-K for the fiscal
               year ended December 31, 1996 as filed with the Securities
               and Exchange Commission).
  4.1*    --   Specimen Stock Certificate of the Company.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  4.2     --   See Exhibits 3.1, 3.2 and 3.3 for provisions of the
               Company's Certificate of Incorporation and Bylaws governing the rights of holders of securities of the Company.
  4.3     --   Registration Rights Agreement dated October 7, 1996 by and among InfoMed Holdings, Inc., those shareholders of Simione
               Central Holding, Inc. appearing as signatories to the
               Registration Rights Agreement, and those shareholders of
               InfoMed Holdings, Inc. appearing as signatories to the
               Registration Rights Agreement (Incorporated by reference to
               Exhibit 10.1 of the Company's Current Report on Form 8-K
               dated October 8, 1996 filed with the Securities and Exchange
               Commission).
  5.1*    --   Opinion of Powell, Goldstein, Frazer & Murphy LLP.
  9.1     --   Form of Simione Central Holding, Inc., Shareholders Voting
               Agreement and Irrevocable Proxy dated March 5, 1996 by and among Howard B. Krone, William J. Simione, Jr., Gary
               Rasmussen, G. Blake Bremer, Katherine L. Wetherbee, A.
               Curtis Eade, James A. Tramonte, John Isett, Cindy Lumpkin,
               Douglas E. Caddell, Robert J. Simione, Kenneth L. Wall,
               Allen K. Seibert, III, Jerry Sevy, Larry Clark, Lori N.
               Siegel, Gary M. Bremer, Richard A. Parlontieri, and James K.
               Henderson (Incorporated by reference to Exhibit 9.1 of the
               Company's Form 10-K for the fiscal year ended December 31,
               1996 as filed with the Securities and Exchange Commission).
  9.2     --   Agreement dated as of October 7, 1996 by and among InfoMed
               Holdings, Inc., EGL Holdings, Inc., Mercury Asset Management
               plc, O'Donnell Davis, Inc., Barrett O'Donnell and certain
               other holders of the Class A Convertible Preferred Stock of
               InfoMed Holdings, Inc. (Incorporated by reference to Exhibit
               10.2 of the Company's Current Report on Form 8-K dated
               October 8, 1996 as filed with the Securities and Exchange
               Commission).
 10.1     --   Amended and Restated Agreement and Plan of Merger dated as of September 5, 1996 by and among InfoMed Holdings, Inc.,
               Simione Central Holding, Inc. and InfoSub, Inc.
               (Incorporated by reference to Exhibit 2.1 of the Company's
               Current Report on Form 8-K dated September 5, 1996 as filed with the Securities and Exchange Commission).
 10.2     --   Form of InfoMed Holdings, Inc. Amended and Restated Share
               Warrant for the Purchase of Common Stock of InfoMed
               Holdings, Inc. dated October 5, 1996 between InfoMed
               Holdings, Inc. and each of O'Donnell Davis, Rowan Nominees
               Ltd., David O. Ellis, Richard V. Lawry, Salvatore A.
               Massaro, Murali Anantharaman, Kathleen E.J. Ellis, Jeremy
               Ellis, Karen Ellis, Gemma Ellis, Thomas M. Rogers, Jr., and
               Arnold Schumacher (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated October 8,
               1996 as filed with the Securities and Exchange Commission).
 10.3     --   Warrant to Purchase 100,000 shares of Class A Common Stock of Simione Central Holding, Inc., dated April 12, 1996
               between Simione Central Holding, Inc. and Home Health First, a Texas not-for-profit corporation (Incorporated by
               reference to Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.4     --   Common Stock Warrant of InfoMed Holdings, Inc. dated October
               8, 1996 between Jefferies & Company, Inc. and InfoMed
               Holdings, Inc. (Incorporated by reference to Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December
               31, 1996 as filed with the Securities and Exchange
               Commission).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 10.5     --   Settlement Agreement, dated February 28, 1995, between the
               Company and Frederick Neufeld (Incorporated by reference to
               Exhibit 5.5 of the Company's Current Report on Form 8-K
               dated March 7, 1995 as filed with the Securities and
               Exchange Commission).
 10.6     --   Form of 1996 Incentive Stock Option Agreement dated
               September 4, 1996 by and between Simione Central Holding,
               Inc. and each of James R. Henderson, William J. Simione,
               Jr., Robert Simione, Katherine Wetherbee, Sheldon Berman,
               Betty Gordon, William J. Simione, III, J. Blake Bremer,
               Craig Luigart, Kenneth L. Wald, Marty Cavaiani, Lori
               Ferrero, Douglas E. Caddell, Andy Anello and A. Curtis Eade
               (Incorporated by reference to Exhibit 10.6 of the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.7     --   Form of 1996 Non Qualified Stock Option Agreement dated
               September 4, 1996 between Simione Central Holding, Inc. and each of Gary M. Bremer, James A. Tramonte, Gary W.
               Rasmussen, Don VanderBeke and Lori N. Siegel (Incorporated
               by reference to Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.8     --   Form of Stock Option Agreement dated October 7, 1996 between
               InfoMed Holdings, Inc., and Reid Horovitz, Zola Horovitz,
               O'Donnell Davis, Inc., EGL Holdings, Inc., David O. Ellis,
               Erin Dosdourian, Rodger Johnson, Richard V. Lawry, Salvatore
               Massaro and Murali Anantharaman (Incorporated by reference to Exhibit 10.8 of the Company's Form 10-K for the fiscal
               year ended December 31, 1996 as filed with the Securities
               and Exchange Commission).
 10.9     --   Stock Purchase Agreement dated March 31, 1994 among
               O'Donnell Davis, Inc., the Company, Frederick Neufeld, EGL
               Holdings, Inc. and Mercury Asset Management, plc
               (Incorporated by reference to the Company's Form 10-K for
               the fiscal year ended June 30, 1994 as filed with the
               Securities and Exchange Commission).
 10.11    --   Stock Purchase Agreement dated March 31, 1994 among EGL
               Holding Inc., the Company, Frederick Neufeld, O'Donnell
               Davis, Inc. and Mercury Asset Management, plc (Incorporated
               by reference to the Company's Form 10-K for the fiscal year ended June 30, 1994 as filed with the Securities and
               Exchange Commission).
 10.12    --   First Refusal Agreement among O'Donnell Davis, Inc., InfoMed
               Holdings, Inc., EGL Holdings, Inc. and Mercury Asset
               Management, plc (Incorporated by reference to the Company's
               Form 10-K for the fiscal year ended June 30, 1994 as filed with the Securities and Exchange Commission).
 10.13    --   1994 Incentive Stock Option and Non-Qualified Stock Option
               Plan (Incorporated by reference to the Company's Form 10-K for the fiscal year ended June 30, 1994 as filed with the
               Securities and Exchange Commission).
 10.14    --   Simione Central Holdings, Inc. Profit Sharing Plan dated
               October 31, 1996, as amended (Incorporated by reference to
               Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and
               Exchange Commission).
 10.15    --   Simione Central Holding, Inc. 1996 Stock Option Plan.
 10.16    --   Simione Central Holdings, Inc. Section 125 Plan effective
               date January 1, 1997 sponsored by the Company (Incorporated by reference to Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.17    --   Simione Central Holdings, Inc. Omnibus Equity-based
               Incentive Plan.
 10.18    --   Simione Central Holdings, Inc. 1997 Nonqualified Formula
               Stock Option Plan.
 10.19    --   Headquarters at Gateway Lake Lease Agreement dated January
               1, 1996 by and between Gateway LLC and InfoMed Holdings,
               Inc. (Incorporated by reference to Exhibit 10.54 of the
               Company's Form 10-K for the fiscal year ended June 30, 1996 as filed with the Securities and Exchange Commission).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 10.20    --   Sublease dated November 22, 1996 between Environmental
               Design International, Ltd. and Simione Central, Inc.
               (Incorporated by reference to Exhibit 10.13 of the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.21    --   Consent and Estoppel Certificate and Assignment dated
               October 29, 1996 between Resurgens Plaza South Associates,
               L.P., Simione Central, Inc. and Central Health Services,
               Inc. (Incorporated by reference to Exhibit 10.14 of the
               Company's Form 10-K for the fiscal year ended December 31,
               1996 as filed with the Securities and Exchange Commission).
 10.22    --   Executive Employment Agreement dated December 10, 1996
               between InfoMed Holdings, Inc. and Gary M. Bremer
               (Incorporated by reference to Exhibit 10.15 of the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.23    --   Executive Employment Agreement dated January 1, 1996 between
               Simione Central, Inc. and William J. Simione, Jr.
               (Incorporated by reference to Exhibit 10.16 of the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.24    --   Agreement dated October 4, 1996 by and between InfoMed
               Holdings, Inc., and EGL Holdings, Inc. (Incorporated by
               reference to Exhibit 10.17 of the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.25    --   Information Systems Management Agreement dated January 4,
               1996 between Integrated Systems Solutions Corporation and
               Central Health Management Services, Inc. (Incorporated by
               reference to Exhibit 10.18 of the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.26*   --   Licensing Agreement dated October 1, 1995 by and between
               NAHC Plus, Inc. and Central Health Management Services, Inc.
 10.27    --   Master Software License Agreement Number 96-2283 dated
               October 31, 1996 by and between Software 2000, Inc. and
               Simione Central Holding, Inc. (Incorporated by reference to
               Exhibit 10.20 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and
               Exchange Commission).
 10.28    --   Micronetics Design Corporation Value Added Reseller
               Agreement Renewal dated July 10, 1996 between Micronetics
               Design Corporation and InfoMed Holdings, Inc. (Incorporated
               by reference to Exhibit 10.19 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.29    --   IBM Vendor Marketing Programs Cooperative Services Agreement
               dated December 16, 1996 between IBM Corporation and Simione
               Central Holding, Inc. (Incorporated by reference to Exhibit
               10.23 of the Company's Form 10-K for the fiscal year ended
               December 31, 1996 as filed with the Securities and Exchange
               Commission).
 10.30    --   Lease Agreement dated March 18, 1996 between National
               Leasing, Inc. and Simione Central, Inc. (Incorporated by
               reference to Exhibit 10.22 of the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.31    --   Guaranty Agreement dated October 31, 1996 by Simione
               Central, Inc. in favor of HCA, Inc. (Incorporated by
               reference to Exhibit 10.21 of the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.32    --   Stock Purchase Agreement dated February 24, 1995 among
               O'Donnell Davis, Inc., InfoMed Holdings, Inc., EGL Holdings,
               Inc., and Mercury Asset Management, plc (Incorporated by
               reference to Exhibit 5.7 of the Company's Current Report on
               Form 8-K dated March 7, 1995 as filed with the Securities
               and Exchange Commission).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 10.33    --   Stock Purchase Agreement dated February 24, 1995 among EGL
               Holdings Inc., InfoMed Holdings, Inc., O'Donnell Davis, Inc.
               and Mercury Asset Management, plc (Incorporated by reference to Exhibit 5.8 of the Company's Current Report on Form 8-K
               dated March 7, 1995 filed with the Securities and Exchange
               Commission).
 11.1     --   Statement re: computation of per share earnings.
 16.1     --   Letter re change in Certifying Accountant (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on
               Form 8-K dated January 27, 1997 filed with the Securities
               and Exchange Commission).
 21.1     --   Subsidiaries of the Company (Incorporated by reference to
               Exhibit 21.1 of the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and
               Exchange Commission).
 23.1     --   Consent of Ernst & Young LLP.
 23.2     --   Consent of Arthur Andersen LLP.
 23.3     --   Consent of McGladrey & Pullen, LLP.
 23.4*    --   Consent of Powell, Goldstein, Frazer & Murphy LLP (included in its opinion filed as Exhibit 5.1).
 24.1     --   Power of Attorney (appears on the signature page to this
               Registration Statement).
 27.1     --   Financial Data Schedule (for SEC use only).

---------------

* To be provided by amendment.

(b) Financial Statement Schedules

     The following financial statement schedule of Simione Central Holdings, Inc. is included in Part II of the Registration Statement:
          Report of Ernst & Young LLP, Independent Auditors
          Schedule II -- Valuation and Qualifying Accounts

     Except for the financial statement schedule listed above, the financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions or are inapplicable and have therefore been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on April 21, 1997.

                                          SIMIONE CENTRAL HOLDINGS, INC.

                                          By:       /s/ GARY M. BREMER
                                            ------------------------------------
                                                       Gary M. Bremer
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears on the signature pages to this Registration Statement constitutes and appoints James R. Henderson, Gary W. Rasmussen, Lori Nadler Seigel and James A. Tramonte, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits hereto and other documents in connection herewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 21, 1997.

                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

                 /s/ GARY M. BREMER                      Chairman of the Board              April 21, 1997
-----------------------------------------------------
                   Gary M. Bremer

               /s/ JAMES R. HENDERSON                    President, Chief Executive         April 21, 1997
-----------------------------------------------------      Officer and Director
                 James R. Henderson                        (principal executive officer)

               /s/ LORI NADLER SIEGEL                    Chief Financial Officer and        April 21, 1997
-----------------------------------------------------      Treasurer (principal
                 Lori Nadler Siegel                        financial and accounting
                                                           officer)

             /s/ WILLIAM J. SIMIONE, JR.                 Vice Chairman of the Board and     April 21, 1997
-----------------------------------------------------      Executive Vice President
               William J. Simione, Jr.

               /s/ MURALI ANANTHARAMAN                              Director                April 21, 1997
-----------------------------------------------------
                 Murali Anantharaman

                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----
               /s/ RICHARD D. JACKSON                               Director                April 21, 1997
-----------------------------------------------------
                 Richard D. Jackson

              /s/ BARRETT C. O'DONNELL                              Director                April 21, 1997
-----------------------------------------------------
                Barrett C. O'Donnell

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of Simione Central Holdings, Inc. as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, and have issued our opinion thereon dated
March 21, 1997, except for Note 16, as to which the date is April   , 1997
(included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Atlanta, Georgia
March 21, 1997, except for Note 16, as
  to which the date is                , 1997

     THE FOREGOING REPORT IS IN THE FORM THAT WILL BE SIGNED UPON THE EFFECTIVE DATE OF THE ONE-FOR-TWO REVERSE STOCK SPLIT DESCRIBED IN NOTE 16 TO THE FINANCIAL STATEMENTS.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
April 15, 1997

                         SIMIONE CENTRAL HOLDINGS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                     ADDITIONS
                                                      CHARGED      ADDITIONS
                                        BALANCE AT       TO         DUE TO                      BALANCE AT
                                        BEGINNING    COSTS AND    PURCHASE OF                     END OF
                                        OF PERIOD     EXPENSES      INFOMED     DEDUCTIONS(1)     PERIOD
                                        ----------   ----------   -----------   -------------   ----------
Year ended December 31, 1996
  Allowance for Doubtful Accounts.....   $13,600      $395,046     $780,701       $126,333      $1,063,014
                                         =======      ========     ========       ========      ==========
Year ended December 31, 1995
  Allowance for Doubtful Accounts.....   $    --      $ 13,600     $     --       $     --      $   13,600
                                         =======      ========     ========       ========      ==========
Year ended December 31, 1994
  Allowance for Doubtful Accounts.....   $    --      $     --     $     --       $     --      $       --
                                         =======      ========     ========       ========      ==========

---------------

(1) Write-offs of uncollectible accounts.

                               INDEX OF EXHIBITS

EXHIBIT                                                                      SEQUENTIAL
NUMBER                                 DESCRIPTION                              PAGE
-------                                -----------                           ----------
  1.1     --   Form of Underwriting Agreement.
  3.1     --   Certificate of Incorporation of the Company (Incorporated by
               reference to Exhibit 3.1 to the Company's Registration on
               Statement S-4 (Registration Number 33-57150) as filed with the Securities and Exchange Commission).
  3.2     --   Amendment to the Certificate of Incorporation of the Company
               (Incorporated by reference to Exhibit 3.2 to the Company's
               Registration Statement on Form S-4 (Registration Number
               33-57150) ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
  3.3     --   Amended and Restated Bylaws of the Company.
  3.4     --   Certificate of Ownership Merging Simione Central Holdings,
               Inc. into InfoMed Holdings, Inc. (Incorporated by reference to Exhibit 3.5 to the Company's Form 10-K for the fiscal
               year ended December 31, 1996 as filed with the Securities
               and Exchange Commission).
  4.1*    --   Specimen Stock Certificate of the Company.
  4.2     --   See Exhibits 3.1, 3.2 and 3.3 for provisions of the
               Company's Certificate of Incorporation and Bylaws governing the rights of holders of securities of the Company.
  4.3     --   Registration Rights Agreement dated October 7, 1996 by and among InfoMed Holdings, Inc., those shareholders of Simione
               Central Holding, Inc. appearing as signatories to the
               Registration Rights Agreement, and those shareholders of
               InfoMed Holdings, Inc. appearing as signatories to the
               Registration Rights Agreement (Incorporated by reference to
               Exhibit 10.1 of the Company's Current Report on Form 8-K
               dated October 8, 1996 filed with the Securities and Exchange
               Commission).
  5.1*    --   Opinion of Powell, Goldstein, Frazer & Murphy LLP.
  9.1     --   Form of Simione Central Holding, Inc., Shareholders Voting
               Agreement and Irrevocable Proxy dated March 5, 1996 by and among Howard B. Krone, William J. Simione, Jr., Gary
               Rasmussen, G. Blake Bremer, Katherine L. Wetherbee, A.
               Curtis Eade, James A. Tramonte, John Isett, Cindy Lumpkin,
               Douglas E. Caddell, Robert J. Simione, Kenneth L. Wall,
               Allen K. Seibert, III, Jerry Sevy, Larry Clark, Lori N.
               Siegel, Gary M. Bremer, Richard A. Parlontieri, and James K.
               Henderson (Incorporated by reference to Exhibit 9.1 to the
               Company's Form 10-K for the fiscal year ended December 31,
               1996 as filed with the Securities and Exchange Commission).
  9.2     --   Agreement dated as of October 7, 1996 by and among InfoMed
               Holdings, Inc., EGL Holdings, Inc., Mercury Asset Management
               plc, O'Donnell Davis, Inc., Barrett O'Donnell and certain
               other holders of the Class A Convertible Preferred Stock of
               InfoMed Holdings, Inc. (Incorporated by reference to Exhibit
               10.2 of the Company's Current Report on Form 8-K dated
               October 8, 1996 as filed with the Securities and Exchange
               Commission).
 10.1     --   Amended and Restated Agreement and Plan of Merger dated as of September 5, 1996 by and among InfoMed Holdings, Inc.,
               Simione Central Holding, Inc. and InfoSub, Inc.
               (Incorporated by reference to Exhibit 2.1 of the Company's
               Current Report on Form 8-K dated September 5, 1996 as filed with the Securities and Exchange Commission).

EXHIBIT                                                                      SEQUENTIAL
NUMBER                                 DESCRIPTION                              PAGE
-------                                -----------                           ----------
 10.2     --   Form of InfoMed Holdings, Inc. Amended and Restated Share
               Warrant for the Purchase of Common Stock of InfoMed
               Holdings, Inc. dated October 5, 1996 between InfoMed
               Holdings, Inc. and each of O'Donnell Davis, Rowan Nominees
               Ltd., David O. Ellis, Richard V. Lawry, Salvatore A.
               Massaro, Murali Anantharaman, Kathleen E.J. Ellis, Jeremy
               Ellis, Karen Ellis, Gemma Ellis, Thomas M. Rogers, Jr., and
               Arnold Schumacher (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated October 8,
               1996 as filed with the Securities and Exchange Commission).
 10.3     --   Warrant to Purchase 100,000 shares of Class A Common Stock of Simione Central Holding, Inc., dated April 12, 1996
               between Simione Central Holding, Inc. and Home Health First, a Texas not-for-profit corporation (Incorporated by
               reference to Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.4     --   Common Stock Warrant of InfoMed Holdings, Inc. dated October
               8, 1996 between Jefferies & Company, Inc. and InfoMed
               Holdings, Inc. (Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the fiscal year ended December
               31, 1996 as filed with the Securities and Exchange
               Commission).
 10.5     --   Settlement Agreement, dated February 28, 1995, between the
               Company and Frederick Neufeld (Incorporated by reference to
               Exhibit 5.5 of the Company's Current Report on Form 8-K
               dated March 7, 1995 as filed with the Securities and
               Exchange Commission).
 10.6     --   Form of 1996 Incentive Stock Option Agreement dated
               September 4, 1996 by and between Simione Central Holding,
               Inc. and each of James R. Henderson, William J. Simione,
               Jr., Robert Simione, Katherine Wetherbee, Sheldon Berman,
               Betty Gordon, William J. Simione, III, J. Blake Bremer,
               Craig Luigart, Kenneth L. Wald, Marty Cavaiani, Lori
               Ferrero, Douglas E. Caddell, Andy Anello and A. Curtis Eade
               (Incorporated by reference to Exhibit 10.6 to the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.7     --   Form of 1996 Non Qualified Stock Option Agreement dated
               September 4, 1996 between Simione Central Holding, Inc. and each of Gary M. Bremer, James A. Tramonte, Gary W.
               Rasmussen, Don VanderBeke and Lori N. Siegel (Incorporated
               by reference to Exhibit 10.7 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.8     --   Form of Stock Option Agreement dated October 7, 1996 between
               InfoMed Holdings, Inc., and Reid Horovitz, Zola Horovitz,
               O'Donnell Davis, Inc., EGL Holdings, Inc., David O. Ellis,
               Erin Dosdourian, Rodger Johnson, Richard V. Lawry, Salvatore
               Massaro and Murali Anantharaman (Incorporated by reference to Exhibit 10.8 to the Company's Form 10-K for the fiscal
               year ended December 31, 1996 as filed with the Securities
               and Exchange Commission).
 10.9     --   Stock Purchase Agreement dated March 31, 1994 among
               O'Donnell Davis, Inc., the Company, Frederick Neufeld, EGL
               Holdings, Inc. and Mercury Asset Management, plc
               (Incorporated by reference to the Company's Form 10-K for
               the fiscal year ended June 30, 1994 as filed with the
               Securities and Exchange Commission).

EXHIBIT                                                                      SEQUENTIAL
NUMBER                                 DESCRIPTION                              PAGE
-------                                -----------                           ----------
 10.11    --   Stock Purchase Agreement dated March 31, 1994 among EGL
               Holding Inc., the Company, Frederick Neufeld, O'Donnell
               Davis, Inc. and Mercury Asset Management, plc (Incorporated
               by reference to the Company's Form 10-K for the fiscal year ended June 30, 1994 as filed with the Securities and
               Exchange Commission).
 10.12    --   First Refusal Agreement among O'Donnell Davis, Inc., InfoMed
               Holdings, Inc., EGL Holdings, Inc. and Mercury Asset
               Management, plc (Incorporated by reference to the Company's
               Form 10-K for the fiscal year ended June 30, 1994 as filed with the Securities and Exchange Commission).
 10.13    --   1994 Incentive Stock Option and Non-Qualified Stock Option
               Plan (Incorporated by reference to the Company's Form 10-K for the fiscal year ended June 30, 1994 as filed with the
               Securities and Exchange Commission).
 10.14    --   Simione Central Holdings, Inc. Profit Sharing Plan dated
               October 31, 1996, as amended (Incorporated by reference to
               Exhibit 10.10 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and
               Exchange Commission).
 10.15    --   Simione Central Holding, Inc. 1996 Stock Option Plan.
 10.16    --   Simione Central Holdings, Inc. Section 125 Plan effective
               date January 1, 1997 sponsored by the Company (Incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.17    --   Simione Central Holdings, Inc. Omnibus Equity-based
               Incentive Plan.
 10.18    --   Simione Central Holdings, Inc. 1997 Nonqualified Formula
               Stock Option Plan.
 10.19    --   Headquarters at Gateway Lake Lease Agreement dated January
               1, 1996 by and between Gateway LLC and InfoMed Holdings,
               Inc. (Incorporated by reference to Exhibit 10.54 to the
               Company's Form 10-K for the fiscal year ended June 30, 1996 as filed with the Securities and Exchange Commission).
 10.20    --   Sublease dated November 22, 1996 between Environmental
               Design International, Ltd. and Simione Central, Inc.
               (Incorporated by reference to Exhibit 10.13 to the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.21    --   Consent and Estoppel Certificate and Assignment dated
               October 29, 1996 between Resurgens Plaza South Associates,
               L.P., Simione Central, Inc. and Central Health Services,
               Inc. (Incorporated by reference to Exhibit 10.14 to the
               Company's Form 10-K for the fiscal year ended December 31,
               1996 as filed with the Securities and Exchange Commission).
 10.22    --   Executive Employment Agreement dated December 10, 1996
               between InfoMed Holdings, Inc. and Gary M. Bremer
               (Incorporated by reference to Exhibit 10.15 to the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.23    --   Executive Employment Agreement dated January 1, 1996 between
               Simione Central, Inc. and William J. Simione, Jr.
               (Incorporated by reference to Exhibit 10.16 to the Company's
               Form 10-K for the fiscal year ended December 31, 1996 as
               filed with the Securities and Exchange Commission).
 10.24    --   Agreement dated October 4, 1996 by and between InfoMed
               Holdings, Inc., and EGL Holdings, Inc. (Incorporated by
               reference to Exhibit 10.17 to the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).

EXHIBIT                                                                      SEQUENTIAL
NUMBER                                 DESCRIPTION                              PAGE
-------                                -----------                           ----------
 10.25    --   Information Systems Management Agreement dated January 4,
               1996 between Integrated Systems Solutions Corporation and
               Central Health Management Services, Inc. (Incorporated by
               reference to Exhibit 10.18 to the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.26*   --   Licensing Agreement dated October 1, 1995 by and between
               NAHC Plus, Inc. and Central Health Management Services, Inc.
 10.27    --   Master Software License Agreement Number 96-2283 dated
               October 31, 1996 by and between Software 2000, Inc. and
               Simione Central Holding, Inc. (Incorporated by reference to
               Exhibit 10.20 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and
               Exchange Commission).
 10.28    --   Micronetics Design Corporation Value Added Reseller
               Agreement Renewal dated July 10, 1996 between Micronetics
               Design Corporation and Central Health Management Services,
               Inc. (Incorporated by reference to Exhibit 10.19 to the
               Company's Form 10-K for the fiscal year ended December 31,
               1996 as filed with the Securities and Exchange Commission).
 10.29    --   IBM Vendor Marketing Programs Cooperative Services Agreement
               dated December 16, 1996 between IBM Corporation and Simione
               Central Holding, Inc. (Incorporated by reference to Exhibit
               10.23 to the Company's Form 10-K for the fiscal year ended
               December 31, 1996 as filed with the Securities and Exchange
               Commission).
 10.30    --   Lease Agreement dated March 18, 1996 between National
               Leasing, Inc. and Simione Central, Inc. (Incorporated by
               reference to Exhibit 10.22 to the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.31    --   Guaranty Agreement dated October 31, 1996 by Simione
               Central, Inc. in favor of HCA, Inc. (Incorporated by
               reference to Exhibit 10.21 to the Company's Form 10-K for
               the fiscal year ended December 31, 1996 as filed with the
               Securities and Exchange Commission).
 10.32    --   Stock Purchase Agreement dated February 24, 1995 among
               O'Donnell Davis, Inc., InfoMed Holdings, Inc., EGL Holdings,
               Inc., and Mercury Asset Management, plc (Incorporated by
               reference to Exhibit 5.7 of the Company's Current Report on
               Form 8-K dated March 7, 1995 as filed with the Securities
               and Exchange Commission).
 10.33    --   Stock Purchase Agreement dated February 24, 1995 among EGL
               Holdings Inc., InfoMed Holdings, Inc., O'Donnell Davis, Inc.
               and Mercury Asset Management, plc (Incorporated by reference to Exhibit 5.8 of the Company's Current Report on Form 8-K
               dated March 7, 1995 filed with the Securities and Exchange
               Commission).
 11.1     --   Statement re: computation of per share earnings.
 16.1     --   Letter re change in Certifying Accountant (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on
               Form 8-K dated January 27, 1997 filed with the Securities
               and Exchange Commission).
 21.1     --   Subsidiaries of the Company (Incorporated by reference to
               Exhibit 21.1 to the Company's Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and
               Exchange Commission).
 23.1     --   Consent of Ernst & Young LLP.
 23.2     --   Consent of Arthur Andersen LLP.

EXHIBIT                                                                      SEQUENTIAL
NUMBER                                 DESCRIPTION                              PAGE
-------                                -----------                           ----------
 23.3     --   Consent of McGladrey & Pullen, LLP.
 23.4*    --   Consent of Powell, Goldstein, Frazer & Murphy LLP (included in its opinion filed as Exhibit 5.1).
 24.1     --   Power of Attorney (appears on the signature page to this
               Registration Statement).
 27.1     --   Financial Data Schedule (for SEC use only).

---------------

* To be provided by amendment.